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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on July 27, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

360 Finance, Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	6199 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

China Diamond Exchange Center, Building B
No. 555 Pudian Road, No. 1701 Century Avenue
Pudong New Area, Shanghai 200122
People's Republic of China
+86 21 6151-6360

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	David T. Zhang, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

           Emerging growth company ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Class A ordinary shares, par value US$0.00001 per share(1)	US$	US$

(1)
American depositary shares issuable upon deposit of class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-      ). Each American depositary share represents      class A ordinary shares.

(2)
Includes class A ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion) Issued                        , 2018.

American Depositary Shares

360 Finance, Inc.

Representing            Class A Ordinary Shares

        360 Finance, Inc. is offering            American depositary shares, or ADSs, [and the selling shareholders identified in this prospectus are offering            ADSs]. [We will not receive any proceeds from the sale of ADSs by the selling shareholders.] This is our initial public offering and no public market currently exists for our ADSs or class A ordinary shares. Each ADS represents            of our class A ordinary shares, par value US$0.00001 per share. It is currently estimated that the initial public offering price per ADS will be between US$            and US$            .

        We intend to apply for the listing of our ADSs on [the New York Stock Exchange/Nasdaq Stock Market] under the symbol "QFIN."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of class A ordinary shares and class B ordinary shares, and Mr. Hongyi Zhou, the chairman of our board of directors, will beneficially own all of our issued and outstanding class B ordinary shares. These class B ordinary shares will constitute approximately        % of our total issued and outstanding share capital immediately after the completion of this offering and        % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Holders of class A ordinary shares and class B ordinary shares have the same rights except for voting and conversion rights. Each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to twenty votes and is convertible into one class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

        Investing in our ADSs involves risks. See "Risk Factors" beginning on page 15.

PRICE US$            PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us	[Proceeds to Selling Shareholders

Per ADS	US$	US$	US$	US$

Total	US$	US$	US$	US$ ]

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation payable by us.

        We [and the selling shareholders] have granted the underwriters the right to purchase up to an additional            ADSs to cover over-allotments at the initial public offering price, less underwriting discounts and commissions.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs to purchasers on                        , 2018.

Goldman Sachs (Asia) L.L.C.	Citigroup Global Markets Inc.

                        , 2018.

[Page intentionally left blank for graphics]

        You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

        Until                        , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

BASIS OF PRESENTATION

        In connection with this offering, we will effect certain reorganizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the reorganizational transactions, which we refer to collectively as the Reorganization Transactions in this prospectus. See "Corporate History and Structure" for a description of the Reorganization Transactions and a diagram depicting our corporate structure after giving effect to the Reorganization Transactions.

        As used in this prospectus, unless otherwise indicated or the context otherwise requires, references to

  •
  "360 Finance," "we," "us," "our," and "the Company" and similar references refer, (i) prior to the consummation of the Reorganization Transactions, to Shanghai Qiyu and Fuzhou Microcredit, each a limited liability company incorporated in the People's Republic of China, and their consolidated subsidiaries; and (ii) following the consummation of the Reorganization Transactions, to 360 Finance, Inc., an exempted company limited by shares incorporated in the Cayman Islands and the issuer of the class A ordinary shares offered hereby, and its consolidated subsidiaries and affiliated entities.

  •
  "Beijing Qibutianxia" refers to Beijing Qibutianxia Technology Co., Ltd.

  •
  "Fuzhou Microcredit" refers to Fuzhou 360 Online Microcredit Co., Ltd.

  •
  "Shanghai Qiyu" refers to Shanghai Qiyu Information Technology Co., Ltd.

        As part of the Reorganization Transactions, Shanghai Qiyu and Fuzhou Microcredit will be contributed to 360 Finance, Inc. by the shareholders of Beijing Qibutianxia in exchange for ordinary shares and preferred shares of 360 Finance, Inc. In addition, 360 Finance, Inc. will obtain control over Shanghai Qiyu and Fuzhou Microcredit through a series of contractual arrangements. Accordingly, following the consummation of the Reorganization Transactions, which will occur prior to the completion of this offering, our business will be conducted through 360 Finance, Inc. and its subsidiaries and consolidated affiliated entities, including variable interest entities.

        360 Finance, Inc. is a holding company incorporated in April 2018, and it currently has no operations and nominal assets. This prospectus contains the following historical financial statements:

  •
  360 Finance, Inc.  Balance sheet as of April 27, 2018, which reflects the initial capitalization of 360 Finance, Inc. Separate statements of operations, changes in shareholders' equity and cash flows have not been presented because 360 Finance, Inc. has not engaged in any business or other activities except in connection with its formation and initial capitalization.

  •
  Shanghai Qiyu and Fuzhou Microcredit.  Because we did not have any operations other than Shanghai Qiyu and Fuzhou Microcredit, which are to be contributed to us in the Reorganization Transactions, during the fiscal year 2016 and 2017, the historical financial information included in this prospectus is the combined financial statements of Shanghai Qiyu and Fuzhou Microcredit.

        As 360 Finance, Inc., Shanghai Qiyu and Fuzhou Microcredit are all ultimately controlled by Mr. Hongyi Zhou, the consolidated financial statements of 360 Finance, Inc. will present the results of operations of all three entities as if the common control transaction had occurred at the earliest date presented, after the Reorganization Transactions are completed.

ii

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Oliver Wyman, an independent research firm, to provide information regarding our industry and our market position in China.

Overview

        We are a leading digital consumer finance platform and the finance partner of the Qihoo 360, one of the largest internet companies in China, connecting over one billion devices. We provide tailored online consumer finance products to prime, underserved borrowers funded primarily by our funding partners. Our proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with our Qihoo 360 partnership, our technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of our business. Since inception, we have facilitated over RMB46.2 billion (US$7.1 billion) in loans to 3.2 million of our borrowers, as of March 31, 2018.

        Our core product is an affordable, digital line of credit which our borrowers typically utilize for consumption spending and often as a supplement to credit card debt. To apply, potential borrowers complete a simple online application and, for approximately 95% of recent credit applications, a fully automated credit decision is rendered. Approved borrowers are provided access to funds typically within five minutes and may select the loan structure best suited to their consumption needs.

        Our value proposition is an intuitive platform connecting our borrowers and funding partners.

  •
  Borrowers.  Our borrowers tend to be young with demonstrated credit histories, as 83% of them hold credit cards. These borrowers are drawn to our platform for instant, transparent access to credit delivered through a simple digital interface. Often we can offer borrowers larger credit balance at lower prices with more variable tenors as compared to other online consumer finance platforms.

  •
  Funding partners.  We enable our funding partners. Majority of our funding comes from our financial institution partners who partner with us for access to our high quality borrower base as well as platform tools including borrower evaluation and matching, workflow automation and enhanced risk management. We deliver value in the form of M3+ delinquency rate of 1.1% as of March 31, 2018 and annual returns typically over 6.5% for our funding partners, materially higher than traditional investment and lending opportunities, according to Oliver Wyman. Our value proposition is further magnified by the repeat lending and cross-sell opportunities we provide to our funding partners.

        We have developed a proprietary technology platform supporting the full transaction lifecycle from credit application through settlement. The brevity, simplicity and speed of our credit decision process reflects the strength of our data analysis, particularly around identifying fraud, which represents approximately 50% of bad debts industry-wide according to Oliver Wyman. For instance, we employ a robust and highly automated identity authentication process based on facial recognition to filter fraudulent credit applications. Further, our advanced analytical capabilities help translate data into actionable insights, where we have found statistical significance leveraging behavioral and social data sets to assess a potential borrower's ability and willingness to repay a loan. As of March 31, 2018, we employed 223 research, development and risk management staff, representing 43.7% of our total employee base, who also collaborate closely with Qihoo 360, to maintain and enhance our technology leadership.

        Since inception we have grown quickly and consistently. As of March 31, 2018, we had 3.2 million borrowers with RMB46.2 billion (US$7.1 billion) cumulative loan origination and RMB17.4 billion (US$2.7 billion) outstanding balance, representing compound quarterly growth rate of 124.0%, 102.6% and 122.3%, respectively, since the last quarter of 2016. We generate majority of our revenue through loan facilitation service fees and post-origination service fees as a percentage of loan originations. For the year ended December 31, 2017, we earned RMB309.1 million (US$47.5 million) in net revenue, compared to RMB0.06 million for the period from our inception to December 31, 2016. Our rapid growth coupled with the leverage in our operating model will allow us to achieve profitability. For the year ended December 31, 2017 we recorded net loss of RMB166.4 million (US$25.6 million) versus a net loss of RMB21.8 million for the period from our inception to December 31, 2016.

        The charts below present the number of our cumulative borrowers and our cumulative loan origination volume as of the end of the month indicated:

Market Opportunity

        We have formulated our growth strategies around the following trends, which we believe are guiding the development of the China online consumer finance market:

  •
  Unbounded market opportunity.  According to Oliver Wyman, the broader consumer finance market is projected to grow by 23% annually from 2017 through 2022, driven by growth in the number of borrowers and increases in personal leverage, each a function of an emerging consumption driven economy with stronger infrastructure, such as credit scores, to facilitate responsible lending.

  •
  Strong growth of prime borrower segment.  The prime borrower population, our target market, is expected to account for 49% of financially active population in 2022, making it the largest borrower segment of the online consumer finance market. The outstanding balance of prime borrowers will grow from RMB3.4 trillion (US$0.5 trillion) in 2017 to RMB10.9 trillion in 2022, at a CAGR of 26% according to Oliver Wyman.

  •
  Online platforms gaining share.  Online consumer lending, today representing 13% of total consumer lending, is projected to grow by 27% annually from 2017 through 2022, according to Oliver Wyman. Over this period, the market share of online lenders is projected to grow to 15%, driven largely by superior borrower experiences. We expect online lenders to continue to take share from traditional lenders at this same pace, or greater, as technology becomes an even greater differentiator over time.

  •
  Strong market positioning of platforms backed by technology and internet leaders.  Online consumer finance platforms associated or affiliated with technology and internet leaders are well positioned for outsized growth versus incumbents, largely on the basis of technology- and data-driven advantages across all functions of consumer finance.

  •
  Multi-player market.  Across developed markets, regulatory bodies have molded regulatory frameworks to promote competition and stability within financial services, and prevent any single provider, or group of providers, from commanding a market share that could be destabilizing to the market in times of stress. We believe the same oversight philosophy will be applied in China as evidenced by recent regulatory actions, including tighter regulations, more stringent risk controls and closer monitoring of large financial service providers. We believe this will contribute to a sustained multi-player market in the future.

Our Partnership with Qihoo 360

        We work closely with Qihoo 360, collaborating across a number of functions in a mutually beneficial strategic and economic partnership. Qihoo 360's experience and brand across digital engagement and security in particular have helped to fundamentally shape our platform, including the following:

  •
  Consumer brand and experience.  As the finance partner of Qihoo 360, we embed Qihoo 360's core values within our own platform, assuring borrowers of a holistic offering and experience consistent with the quality, user service and security that define Qihoo 360. We believe this is particularly differentiating in an increasingly crowded market where distinctions between offerings are less and less apparent.

  •
  Funding.  Our collaboration with Qihoo 360 leads to what we view as a sustainable funding advantage, including both cost and access, as compared to other online consumer finance platforms. Our funding partners are drawn to our platform for borrower access and risk adjusted returns. We believe they are also drawn by the solidity of our outlook which is reinforced by Qihoo 360's ongoing support. This translates into a greater lifetime value proposition for our funding partners, encouraging growing funding commitments and drawing additional funding partners to our platform.

  •
  Borrower acquisition.  Our products are integrated within Qihoo 360's platform, providing us access to their one billion device base at a reasonable cost of borrower acquisition. As of March 31, 2018, 29% of our accumulated borrowers were sourced through the Qihoo 360 channel.

        In July 2018, we entered into a master business collaboration agreement with Qihoo 360. Subject to compliance with applicable laws and non-infringement of the legitimate rights of any third party, we and Qihoo 360 agree to continue to collaborate with each other in areas including but not limited to advanced analytical methods driven by artificial intelligence and data security best practices. With regard to data in particular, we will continue to develop algorithms capable of generating risk metrics from Qihoo 360 user data for the purpose of borrower assessment and risk management, with the borrower's expressed consent.

Our Strengths

        We are a technology company, a function of our Qihoo 360 heritage and the team and infrastructure we have built. Technological expertise is fundamental to each dimension of our differentiation, which is highlighted as follows:

Qihoo 360 partnership

        We are the finance partner of Qihoo 360. This provides a unique opportunity to collaborate across core platform functions, including data and analytics, artificial intelligence, cloud computing and risk management. It also provides us a marketing opportunity with regards to Qihoo 360's user base, including over 500 million monthly active users connected through one billion devices. Collectively, we believe our partnership with Qihoo 360 helps drive a growth, risk management and funding advantage.

Differentiated borrower acquisition

        We believe we have a meaningful borrower acquisition advantage over both online consumer finance platforms and traditional financial institutions. This advantage is a function of both high quality traffic, in part through collaboration with Qihoo 360, as well as a data-driven technology infrastructure allowing us to precisely target borrowers and quickly and confidently arrive at an automated credit decision. This benefit has led to a 50% conversion rate since inception and through March 31, 2018, yielding below-industry-average borrower acquisition costs, according to Oliver Wyman.

Intuitive product and user experience

        We have built a product, 360 Jietiao, to seamlessly match prime borrowers with funding partners. We offer a single product with transparent features and a simple interface to provide a straightforward and inviting user experience for borrowers and funding partners alike. We have taken this approach strategically, believing a single-product offering allows us to be uniquely focused on product development, earning the trust of our borrowers and funding partners alike. This serves as a critical step in establishing a platform for broader offerings and points of monetization, and materially differentiates us from the traditional financial institution experience which remains cumbersome and disjointed.

Market leading risk management and fraud prevention

        The confidence and speed with which we can deliver a credit decision is determined by our risk management, particularly our fraud prevention infrastructure. The foundation of this infrastructure is a massive user data set accumulated in collaboration with Qihoo 360 and incorporating social, behavioral and financial elements. Upon this foundation we apply various artificial intelligence tools while also drawing upon years of internet security expertise and experience from Qihoo 360, delivering an M3+ delinquency rate of 1.1% and a 0.2% loss rate due to fraudulent application as of March 31, 2018.

Distinct funding advantage

        We have the benefit of a large, diverse and relatively low cost funding base across funding partners compared to other online consumer finance companies, according to Oliver Wyman. We offer our funding partners a distinct value proposition including access to an otherwise difficult-to-reach borrower base, above market realized returns of typically over 6.5% and an opportunity to cross-sell borrowers, enhancing the lifetime value of the borrower. This dynamic, in turn, draws steady funding supply to our platform in the form of both new funding partners and stronger funding support, which is important in controlling our cost of funds.

Rapid growth with long term operating leverage

        We had established a footprint of 4.7 million users with an approved credit line over the 21 months since our inception, representing a compound quarterly growth rate of 113.1% from the fourth quarter of 2016 to the first quarter of 2018. This growth coupled with the operating leverage within our business model has allowed us to quickly narrow our net losses and we expect to achieve quarterly breakeven in the near future. We are able to scale our business so efficiently by maintaining low borrower acquisition costs and delinquency rates, a function of a deliberate growth strategy where we remain committed to sustainable unit economics. This disciplined approach to building our business will permit us to organically fund our growth strategy and expand our operating margins as we grow our borrower base.

Uniquely diverse management team

        The collective experience of our management team is unprecedented in our industry. Our chairman of the board, Mr. Zhou, played critical roles in developing Qihoo 360's market leading internet security product and growing its one billion active device base as of the end of 2017. Our chief executive officer, Mr. Xu, has 17 years experience in the banking and financial services industries. Our president, Mr. Wu, has over ten years of experience overseeing internet product management and operations. Around this foundation, we have assembled a management team with a diversity of skills and experiences across technology, financial services, risk management, regulation and data science.

Our Growth Strategies

        We have significant opportunities to expand our business. Our growth strategy focuses on the following efforts to continue to deliver value for our constituents and shift our use case from a supplement to a replacement for credit card debt:

Deepen our relationship with existing borrowers

        We intend to enhance our relationships with existing borrowers who represent meaningful loan origination volume. Our strategy is rooted in data, where increasingly detailed borrower profiles, including on-going repayment activity, are subject to ever more advanced analytical methods to improve our understanding of our borrowers' needs. When coupled with an evolving suite of loan products, we believe our platform will enable us to deepen our relationship with existing borrowers. As such, our goal is to encourage repeat borrowings where appropriate and set the stage for expanded borrower relationships as our product portfolio broadens outside of lending over time.

Broaden and diversify borrower acquisition channels

        While we expect in the near term to continue collaborating with Qihoo 360 which has contributed to 29% of our accumulated borrowers as of March 31, 2018, we are at the same time expanding our referral partnership network. We have meaningful existing relationships with market leading referral partners through app stores, web feeds, search engine marketing and other third-party marketing channels. We are also experimenting with new referral partners through other channels where we have seen encouraging early results. Lastly, 9% of our new borrowers come from our borrower referral program cumulatively as of March 31, 2018.

Expand funding partners

        We will expand our sources of funding, as we continue to receive significant interest from funding partners on the strength of the risk adjusted returns we facilitate and our association with Qihoo 360. We intend to diversify our institutional funding partner base, aiming to add three partners per quarter in the near term. We will continue to surround these partners with increasingly sophisticated technology tools, reinforcing our enablement model. At the same time, we will continue to evaluate our retail funding strategy. We expect these two initiatives will improve our funding stability and the stickiness of capital.

Expand product offerings

        Our singular focus on 360 Jietiao has provided the expertise and trust to effectively broaden our product suite and introduce more scenario-based products. For our current product suite, we believe we can leverage our established infrastructure to provide borrowers using our platform with more tailored loan products, such as larger loans with longer tenors, more diversified payment schemes and customized pricing where a borrower can transparently control the interest rate by adjusting certain loan features. In addition, we will also launch more scenario-based products to capture various consumption needs of a larger borrower base. We believe this will attract a greater number of borrowers while also allowing our offering set to evolve alongside the consumer finance needs of our existing borrower base.

Continue to develop and deploy artificial intelligence and risk management

        We continue to invest in artificial intelligence and view more extensive deployment as a means to grow our addressable market. We will continue to develop and apply artificial intelligence across all business functions, to achieve more efficient and precise borrower acquisition, more optimal risk management, and higher operational efficiency. For instance, the percentage of applicants for whom we are unable to approve due to lack of data has fallen as we have developed and applied artificial intelligence and other advanced analytical methods to our underwriting process. We expect continued investment will expand our approved application pool even further, while also helping to manage operating costs as we further implement automated borrower and collection services.

Opportunity to grow capital light origination model

        We intend to develop a technology services offering for our funding partners under a capital and guarantee light model under which we take no guarantee liability. We recently launched such an offering whereby we provide technology support and expertise to funding partners for a fee based on loan origination volumes, and without retaining risks or credit risk exposures associated with the loans. This model will allow us to diversify our revenue streams and reduce the capital intensity of our growth strategy over time. For the month ended June 30, 2018, around 4.5% of loan originations were capital and guarantee light. We intend to expand the percentage of loan originations that are capital light in the future.

Corporate History and Structure

        We started our operation in July 2016, when Beijing Qibutianxia incorporated Shanghai Qiyu. In March 2017, Fuzhou Microcredit was founded and later obtained the license to conduct online microcredit lending business. In June 2018, Fuzhou 360 Financing Guarantee Co., Ltd., or Fuzhou Financing Guarantee, was founded and obtained the license to provide financing guarantee services.

        In April 2018, 360 Finance, Inc. was incorporated in the Cayman Islands as an offshore holding company to facilitate our financing and offshore listing. In May 2018, all shareholders of Beijing Qibutianxia adopted a unanimous resolution to reorganize for offshore listing and determine to spin off the online consumer finance service, microcredit lending as well as related financing guarantee businesses, which were hosted by Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee.

        We are undergoing a series of reorganization transactions, pursuant to which we will issue ordinary shares and preferred shares to the beneficial owners of Beijing Qibutianxia in exchange for the contribution of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee. We have incorporated a wholly-owned subsidiary, HK Qirui International Technology Company Limited, in Hong Kong. It will further incorporate a wholly-owned subsidiary in China, which is expected to be named Shanghai Qiyue Information Technology Co., Ltd. and is referred to as our WFOE in this prospectus. Then our WFOE will enter into a series of contractual arrangements with Shanghai Qiyu, Fuzhou Microcredit, and Fuzhou Financing Guarantee, which three entities we collectively refer to as our VIEs in this prospectus, and their respective record shareholders. These contractual arrangements will enable us to exercise effective control over our VIEs; receive substantially all of the economic benefits of our

VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. For risks and uncertainties associated with this structure, please see "Risk Factors—Risks Related to Our Corporate Structure." We refer this series of transactions as the Reorganization Transactions in this prospectus.

        After the Reorganization Transactions are completed, as a result of our direct ownership in our WFOE and the contractual arrangements with our VIEs, we will be regarded as the primary beneficiary of our VIEs, and may treat them as our consolidated affiliated entities under U.S. GAAP. Accordingly, we will be able to consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Implication of Being an Emerging Growth Company and a Foreign Private Issuer

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [the New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [the New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards.

Corporate Information

        Our principal executive offices are located at China Diamond Exchange Center, Building B, No. 555 Pudian Road, No. 1701 Century Avenue, Pudong New Area, Shanghai 200122, People's Republic of China. Our telephone number at this address is +86 21 6151-6360. Our registered office in the Cayman Islands is located at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

        Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.360jie.com.cn. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is                , located at                .

Conventions that Apply to this Prospectus

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "360 Finance," "we," "us," "our company" and "our" are (i) prior to the consummation of the Reorganization Transactions, to Shanghai Qiyu and Fuzhou Microcredit and their consolidated subsidiaries; and (ii) following the consummation of the Reorganization Transactions, to 360 Finance, Inc. and its consolidated subsidiaries and affiliated entities;

  •
  "ADSs" are to our American depositary shares, each of which represents            class A ordinary shares;

  •
  "Beijing Qibutianxia" are to Beijing Qibutianxia Technology Co., Ltd.;

  •
  "Beijing Zixuan" are to Beijing Zixuan Information Technology Co., Ltd.;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  "class A ordinary shares" are to our class A ordinary shares, par value US$0.00001 per share;

  •
  "class B ordinary shares" are to our class B ordinary shares, par value US$0.00001 per share;

  •
  "class C ordinary shares" are to our class C ordinary shares, par value US$0.00001 per share, which are currently outstanding and will be automatically converted to class A ordinary shares immediately prior to the completion of this offering;

  •
  "Fuzhou Financing Guarantee" are to Fuzhou 360 Financing Guarantee Co., Ltd.;

  •
  "Fuzhou Microcredit" are to Fuzhou 360 Online Microcredit Co., Ltd.;

  •
  "ordinary shares" or "Ordinary Shares" are to our class A ordinary shares, class B ordinary shares and class C ordinary shares, par value US$0.00001 per share;

  •
  "our VIEs" are to Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee;

  •
  "our WFOE" are to Shanghai Qiyue Information Technology Co., Ltd.;

  •
  "Qihoo 360" are to 360 Security Technology Inc. and its controlled affiliates;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "Shanghai Qiyu" are to Shanghai Qiyu Information Technology Co., Ltd.; and

  •
  "US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States.

        Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

        In addition, unless the context indicates otherwise, for the discussion of our business reference in this prospectus to:

  •
  "first year utilization rate" of a borrower are to the percentage of total drawdown amount of a borrower within the first twelve months after her credit line was approved to her initial credit line. Our historical first year utilization rate refers to first year utilization rate of all borrowers that have been approved a credit line for more than twelve months, weighted by their initial credit lines.

  •
  "conversion rate" are to the number of users that have completed credit line application to the total number of users that registered on our platform after being directed to our platform from a given marketing channel or channels in the given period.

  •
  "cumulative borrowers" are to the cumulative number of borrowers who had submitted their drawdown request and successfully made drawdowns since our inception.

  •
  "delinquency rate by vintage" are to (i) the total amount of principal for all loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total initial principal amount of loans in such vintage.

  •
  "M1+ delinquency rate" and "M3+ delinquency rate" are to the rate of loans delinquent for more than 30 days and more than 90 days, respectively, including loans delinquent for more than 180 days.

  •
  "M1-M0 collection rate" are to a percentage, which is equal to the product obtained by using one minus a fraction, the numerator of which is the ending outstanding loan balance of M2 loans of the given month and the denominator of which is the beginning outstanding loan balance of M1 loans of such month. M0, M1 and M2 loans here are defined as loans that are not delinquent, delinquent for one period and delinquent for two periods, respectively. The annual M1-M0 collection rate is the weighted average monthly M1-M0 collection rate for the given year weighted by beginning outstanding loan balance of M1 loans of each month of such given year.

  •
  "loan origination volume" are to the total principal amount of loans originated through our platform during the given period.

  •
  "loss rate due to fraudulent application" are to the percentage of total origination volume of new borrowers who defaulted on their first repayments for over 30 days divided by total loan origination volume on our platform up to a specific date.

  •
  "outstanding loan balance" are to the total amount of principal outstanding for loans originated through our platform at the end of each period.

  •
  "users with approved credit lines" are to the total number of users who had submitted their credit applications and were approved with a credit line by us at the end of each period.

 The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)
Ordinary shares outstanding immediately after this offering

        ordinary shares, comprised of        class A ordinary shares and 39,820,586 class B ordinary shares(or         ordinary shares if the underwriters exercise their over-allotment option in full, comprised of class A ordinary shares and 39,820,586 class B ordinary shares).

The ADSs	Each ADS represents class A ordinary shares, par value US$0.00001 per share.

The depositary will hold class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

[Over-allotment option

We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of        additional ADSs at the initial public offering price, less underwriting discounts and commissions.]

Use of proceeds

We expect that we will receive net proceeds of approximately US$         million from this offering, assuming an initial public offering price of US$        per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purpose. See "Use of Proceeds" for more information.
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up

[We, our directors, executive officers, and all of our existing shareholders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. subject to certain exceptions.] In addition, we will not authorize or permit        , as depositary, to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we expressly consent to such deposit or issuance and we have agreed not to provide such consent without the prior written consent of the representatives on behalf of the underwriters. See "Shares Eligible for Future Sale" and "Underwriting."

[Directed ADS Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of        ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed ADS program. We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. Certain participants may be subject to the lock-up agreements as described in "Underwriting—[Directed ADS Program]" elsewhere in this prospectus.

Listing

We intend to apply to have the ADSs listed on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol "QFIN" Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2018.
Depositary

Summary Combined Financial and Operating Data

        The following summary combined statements of operations data for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, summary combined balance sheets data as of December 31, 2016 and 2017 and summary combined cash flow data for the period from the inception date to December 31, 2016 and the year ended December 31, 2017 have been derived from our audited combined financial statements included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Combined Financial and Operating Data section together with our combined financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Period from the inception date to December 31,	For the year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Combined Statements of Operations Data:
Net revenue:
Revenue from loan facilitation services	42	117,780	18,102
Revenue from post-origination services	18	50,478	7,758
Financing income	—	50,966	7,833
Other revenue	—	89,828	13,806

Total net revenue	60	309,052	47,499

Operating costs and expenses:
Origination and servicing	13,178	136,106	20,919
Sales and marketing	1,605	345,576	53,114
General and administrative	15,410	46,004	7,071
Provision for loans receivable	—	12,406	1,907

Total operating costs and expenses	30,193	540,092	83,011

Loss from operations	(30,133)	(231,040)	(35,512)
Interest income	3	2,421	372
Other income, net	—	22	4

Loss before provision for income taxes	(30,130)	(228,597)	(35,136)
Income taxes benefit	8,297	62,232	9,565

Net loss	(21,833)	(166,365)	(25,571)

        The following table presents our summary combined balance sheet data as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Combined Balance Sheets Data:
Current assets:
Cash and cash equivalents	6,173	468,547	72,014
Restricted cash	—	487,882	74,986
Financial assets receivable	5,399	140,356	21,572
Loans receivable	—	1,192,307	183,254

Total current assets	79,032	2,560,697	393,571

Total non-current assets	10,487	192,575	29,598

Total assets	89,519	2,753,272	423,169

Current liabilities:
Payable to investors of the consolidated trusts	—	536,906	82,521
Guarantee liabilities	5,768	300,942	46,254

Total current liabilities:	111,352	2,351,470	361,414

Total shareholder's (deficit) equity	(21,833)	401,802	61,755

Total liabilities and equity	89,519	2,753,272	423,169

        The following table presents our summary combined cash flow data for the period from the inception date to December 31, 2016 and the year ended December 31, 2017:

	Period from the inception date to December 31,	For the year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Combined Cash Flow Data:
Net cash used in operating activities	(68,486)	(110,974)	(17,057)
Net cash used in investing activities	(2,391)	(1,204,269)	(185,093)
Net cash provided by financing activities	77,050	2,265,499	348,201

Net increase in cash and cash equivalents	6,173	950,256	146,051
Cash, cash equivalents, and restricted cash at the beginning of year	—	6,173	949

Cash, cash equivalents, and restricted cash at the end of year	6,173	956,429	147,000

        The following table presents certain of our operating data for the periods or as of the dates indicated:

	For the three months ended/As of
	December 31, 2016	March 31, 2017	June 30, 2017	September 31, 2017	December 31, 2017	March 31, 2018	Compound quarterly growth rate
Loan
Loan origination volume (RMB million)	433	2,706	5,123	10,399	12,764	14,773	102.6%
Outstanding loan balance (RMB million)	321	1,798	3,932	8,160	12,202	17,413	122.3%
Users/Borrowers
Users with approved credit lines ('000)	106	527	1,132	2,258	3,299	4,653	113.1%
Cumulative borrowers with successful drawdown, including repetitive borrowers ('000)	56	327	748	1,538	2,286	3,158	124.0%

RISK FACTORS

        An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history, which makes it difficult to evaluate our future prospects.

        We launched our online consumer finance business in September 2016 and only have a limited operating history. Members of our management team have been working together only for a short period of time and are still in the running-in period. They may still be in the process of exploring approaches to running our company and reaching consensus among themselves, which may affect the efficiency and results of our operation.

        We have limited experience in most aspects of our business operation, such as credit product offerings, credit assessment and the development of long-term relationships with borrowers, institutional funding partners, and other business partners. In addition, we have limited experience in serving our current target borrower base. As our business develops or in response to competition, we may continue to introduce new products, make adjustments to our existing products, or make adjustments to our business operation in general. We will also seek to expand the base of prospective borrowers on our platform, which may result in higher delinquency rate of transactions originated by us. Any significant change to our business model not achieving expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

The online consumer finance industry is new and rapidly evolving, which makes it difficult to effectively assess our future prospects.

        The online consumer finance industry in the PRC is new and in developing stage. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. See "—The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected."

        Furthermore, the online consumer finance industry has not witnessed a full credit cycle. The market players in the industry, including us, are inexperienced in responding to the change of market situations effectively and keep the growth of business steadily when the industry enters a different stage. We may not be able to sustain our historical growth rate in the future.

        You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

  •
  offer competitive products;

  •
  broaden our prospective borrower base;

  •
  increase the utilization of our products by existing borrowers as well as new borrowers;

  •
  maintain and enhance our relationship and business collaboration with our partners;

  •
  maintain low delinquency rate of loans originated by us;

  •
  develop cooperative relationships with funding partners to secure sufficient, diversified, cost-efficient funding to the drawdown requests;

  •
  navigate a complex and evolving regulatory environment;

  •
  improve our operational efficiency;

  •
  attract, retain and motivate talented employees to support our business growth;

  •
  enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

  •
  navigate economic conditions and fluctuation; and

  •
  defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

We rely on Qihoo 360 as an essential source of user traffic and technology support. If the user traffic or other services provided by Qihoo 360 become limited, restricted, curtailed, less effective or more expensive in any way, or become unavailable to us for any reason, or we cannot benefit from the brand recognition of Qihoo 360 as we do, our business may be materially and adversely affected.

        We have established a strategic partnership with Qihoo 360, one of our affiliates, and we collaborate across multiple areas of our business. This strategic partnership has contributed to the significant growth of our revenue, particularly in early stage of our business, and we believe that it will continue to contribute to the growth of our revenue. We have entered into a framework collaboration agreement with Qihoo 360, setting out the terms of collaboration, especially as if relates to research and development, user traffic support, and trademark licensing. See "Related Party Transactions—Transactions with Qihoo 360." However, we cannot assure you that we will continue to receive the same level of support from Qihoo 360 of the same or more favorable terms and conditions, or renew our collaboration agreements at all, upon expiration of the agreement terms. As Qihoo 360 is a public company listed on the Shanghai Stock Exchange of China, it is subject to relevant PRC regulations and exchange rules, which may impact its ability to collaborate with us pursuant to the terms we desire.

        We are the finance partner of Qihoo 360 and we benefit from authorization by Qihoo 360 to use its brand. We believe Qihoo 360's strong brand recognition and wide adoption in China assist certain of our core capabilities, such as borrower acquisition and cooperative relationship with our partners. However, we cannot assure you that Qihoo 360 will continue to authorize us to use its brand. If we are not allowed to use Qihoo 360's brand or Qihoo 360's brand recognition deteriorates, the results of our business operation and financial condition may be materially and adversely impacted. Furthermore, as we are the finance partner of Qihoo 360, any malicious or negative allegations about Qihoo 360 may adversely impact our business.

        Our research and development also benefit from the collaboration with Qihoo 360 in developing our proprietary technologies. We cannot assure you that Qihoo 360 will continue to work with us to develop our technologies. If Qihoo 360 ceases to collaborate with us or if such collaboration becomes less effective, our competition edge on the technology may be materially and adversely impacted.

        Our collaboration with Qihoo 360 also extends to brand building and marketing. From our inception and up to March 31, 2018, Qihoo 360 contributed 29% of our cumulative borrowers. Additionally we collaborate with Qihoo 360 to conduct targeted marketing through various other marketing channels, such as app stores and search engines. Qihoo 360's brand recognition helps us maintain a cooperative relationship with our marketing channel partners, and any deterioration to Qihoo 360's brand may adversely impact our marketing efforts. In addition, some of trademarks we use such as "360 Jietiao" are owned by Qihoo 360. The framework collaboration agreement entered by and between us and Qihoo 360 contains a licensing clause which enables us to use the trademarks we need within the term of the framework collaboration agreement. However, we cannot assure you that Qihoo 360 will continue to authorize us to use the trademarks, and if they do not, our business may be materially and adversely impacted.

The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

        Due to the relatively short history of the online consumer finance industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Recent legislations that have significant impact on the industry include: the Guidelines on Promoting the Healthy Development of Internet Finance Industry, or the Fintech Guidelines, the Implementation Plan for the Special Rectification of Internet Financial Risk, the Notice on the Implementation of Check and Rectification of Cash Loan Business and a supplementary notice, or the Notices on Cash Loans, and the Notice on Regulating and Rectifying "Cash Loan" Business, or Circular 141, and the Online Lending Rectification Office issued the Implementation Plan of Specific Rectification for Risks in Microcredit Companies conducting Online Microcredit Business, or Circular 56, which further details the requirements on online microcredit companies.

        We focus on complying with relevant laws, regulations and government policies applicable to our business practice in the PRC, while we are still subject to noncompliance risk since the rules and regulations are general and yet to be further interpreted or supplemented.

        Circular 141 specifies that the business of "cash loan" which is characterized by the lack of specific consumption scenarios, designated purposes, targeted users and collateral may be subject to inspection and rectification. We do not believe any of the loans originated through our platform are prohibited under Circular 141, as they do not have all of the four characteristics of cash loans or engage in issuing of excessive borrowing, granting credits repeatedly of individual borrowers, collecting abnormally high interest rate and violating privacy as defined under Circular 141. However, in the absence of authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all the four characteristics or just any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. We may be required to cease or modify any such "cash loans" to comply with Circular 141 and any other future laws and regulations, which may materially and adversely affect our business and prospects.

        In addition, Circular 141 further stipulates that a banking financial institution that offers cash loans through loan facilitation is prohibited from (i) accepting credit enhancement or other similar services from third parties that lack requisite licenses to provide guarantees; (ii) outsourcing credit assessment, risk control and other key functions to a loan facilitation operator; and (iii) allowing the loan facilitation operator to charge any interest or fees from the borrower. For a discussion of Circular 141, please see "Regulations—Regulation on Online Finance Services Industry—Regulations on the Business of Cash Loans."

        Before the promulgation of the Circular 141, we followed the market practice in drafting agreements used in our loan originations. In response to certain requirements under the Circular 141, we have made several adjustments to our collaboration model with certain institutional funding partners. However, we may still be deemed to violate the Circular 141 or other relevant rules in the following aspects of our business:

  •
  Guarantee practice.  Although we neither collect guarantee fees from our institutional funding partners, nor do we take providing guarantees as our main operating business, we may be deemed to operate financing guarantee business by the PRC regulatory authorities since (i) we provide guarantee deposits for certain of our institutional funding partners and (ii) some of our PRC subsidiaries without the relevant financing guarantee license provided guarantees or other credit enhancement services to some of our institutional funding partners. We have been switching to a guarantee company model under which third-party guarantee companies or our own licensed guarantee company provide guarantee service to our funding partners, and we at the same time, provide back guarantee for external guarantee companies. As advised by our PRC legal counsel, the third-party guarantee model is not prohibited by Circular 141, because we are not providing guarantee to banking institutions. We also consulted with local authorities which have the same opinion. However, in the absence of authoritative interpretation of Circular 141, we cannot assure you that all the PRC regulatory authorities will take the view with our PRC legal counsel on this issue.

  •
  Payment flow.  We have adopted a new payment flow model under which the repayment of borrowers is made directly to our funding partners, who will then pay us our service fee. We also implemented another payment flow for some institutional funding partners whose payment clearance systems do not allow direct repayments from individual borrower, and we therefore work with third-party payment channels in that case to charge borrowers principal and fees and then transfer all the amount to certain institutional funding partners. As advised by our PRC counsel, such payment model through third-party payment channels does not violate Circular 141. However, in the absence of authoritative interpretation of Circular 141 and given substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, we cannot assue you that PRC regulatory authorities will ultimately take a view that is consistent with our PRC legal counsel. In addition, we collect repayments directly from certain borrowers directly without third-party payment channels and then transfer the principal and interest to certain institutional funding partners, which may be deemed to violate Circular 141. We are gradually phasing out this practice and adopt new payment flow model or collect through third party payment channels.

  •
  Product pricing.  Even though all of our loans are priced under an annual percentage rate, or APR, of 36%, we may still need to adjust our price if requested by the governmental authorities. The price we adopt is calculated as the daily rate times 360, and we stick to the pricing policy that no loans shall have an APR exceeding 36%. The authority may challenge our calculation method and adopt a different pricing calculation approach. For loan with APR excess 36% the allegation to make interest payments in excess of 36% is void and the court will uphold the borrower's claim for the return of the excess portion to the borrower.

        With respect to our practices described above, since Circular 141 has no retrospective effect on the loan facilitation business conducted prior to the issuance of Circular 141, as advised by our PRC legal counsel we believe that loans we originated prior to the issuance of Circular 141 or under our existing collaboration agreements executed prior to the issuance of Circular 141 are not subject to Circular 141. However, we cannot rule out the possibility that the government authorities would still consider our business practices described above to be in violation of Circular 141 and there can be no assurance that the PRC governmental authorities will ultimately take a view that is consistent with our PRC legal counsel. To the extent that any aspect of our products or services is deemed to be non-compliant with any requirements of the relevant PRC laws and regulations, we may need to further adjust our current practices within a limited time period and, as a result, our business operations may be negatively impacted.

        Any new changes to, or new interpretations of, the existing regulations on the online consumer finance industry may discourage our funding partners to fund the loans through our platform. If our funding partners cease to fund the loans, either on a temporary basis so as to better clarify the new regulatory environment, or on a permanent basis for non-compliance concerns, our operation will be adversely impacted. If fewer financial institutions are willing to fund the loans, the competition on the funding may become more intense, and the cost of funding may increase, which may adversely impact our results of operation.

        In addition, we may be required to make significant changes to our operations from time to time in order to comply with the changes in laws, regulations and policies, which may increase our cost of operation, limits our options of products offering or even change our business model fundamentally. For example, the current rules and regulations prohibit a bank from outsourcing credit assessment, risk control and other key functions to a loan facilitation service provider. At present, although the collaboration agreements between us and banks stipulate that we only provide assistance and support regarding risk assessment and early-stage filtering of drawdown applications to the banks and banks still make the final credit decision, we cannot ensure that the authorities will have the same view. Meanwhile, our risk management assistance to banks mainly depends on the evaluation of information regarding personal credit status, which may be deemed as the "data-driven risk management model," a model the regulations such as Circular 141 demands to be adopted with care and caution. If such assistance is prohibited, it may affect the subsequent collaboration between us and our institutional funding partners. If we are prohibited from conducting our credit assessment, our operation will be adversely affected.

        Furthermore, from time to time, we may need additional licenses to operate our business. Failure to obtain, renew, or retain requisite licenses, permits or approvals may adversely affect our ability to conduct or expand our business.

We are subject to credit cycle and the risk of deterioration of credit profiles of borrowers.

        Our business is subject to credit cycle associated with the volatility of the general economy. If economic conditions deteriorate, we may face an increased risk of default or delinquency of borrowers, which will result in lower returns or even losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adversely impact our result of operations.

        In addition, any deterioration in our borrowers' creditworthiness, or any increase in our delinquency rate will also discourage our funding partners from cooperating with us. If our funding partners choose to adopt a tight credit approval and drawdown funding policy during a specific period, our ability to secure funding during such period will be materially restricted, and our results of operation will be adversely impacted.

Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

        We are subject to the risk of fraudulent activity associated with borrowers and parties handling borrower or institutional funding partner information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Even if we identify a fraudulent borrower and reject her credit application, such borrower may re-apply by using fraudulent information. We may fail to identify such behavior, despite our measures to verify personal identification information provided by borrowers. Furthermore, we may not be able to recoup funds underlying transactions made in connection with fraudulent activities. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage funding partners from collaborating with us, reduce the number of transactions originated to borrowers and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention and may divert our management's attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that fraudulent activities may materially and adversely affect our business, financial condition and results of operations in the future.

We rely on our proprietary risk management model in assessing the creditworthiness of our borrowers and the risks associated with loans. If our model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans originated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

        Our ability to attract borrowers to, and build trust in, our platform is significantly dependent on our ability to effectively evaluate borrowers' credit profiles and the likelihood of default. To conduct this evaluation, we utilize our Argus RM Model, which is built based on massive data collected through various channels and strengthened by our sophisticated artificial intelligence and advanced machine learning techniques. Upon the data aggregation, our system converts the originally unstructured data into structured data using machine learning techniques and applies them to our anti-fraud and credit assessment models. See "Business—Risk Management."

        Our Argus RM Model, though well-tuned through our manual structuring and machine learning, may still be flawed or ineffective to process the immense data and provide an accurate report. It may not adjust itself to the changes in the data patterns or the changes to the major economy background. It may be breached, manipulated or otherwise compromised.

        If any of the foregoing were to occur in the future, our funding partners may try to rescind their affected investments or decide not to invest in loans, or borrowers may seek to revise the terms of their loans or reduce the use of our platform for financing, and our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

        Meanwhile, as our Argus RM Model becomes more and more familiar to the public and the fraudulent borrowers become better and better educated regarding the industry practice, it is possible that despite the iterative development of our anti-fraud and credit-scoring algorism, our model becomes outdated and ineffective to detect new fraud schemes or make accurate credit assessments. If that happens, our ability to control our delinquency rate will become substantially limited, which will adversely impact our operation and financial status.

We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted.

        We rely on our risk management team to continuously iterate and train our Argus RM Model, which is the center of the establishment and execution of our risk management policies. Although our Argus RM Model is equipped with machine learning capability and conducts self-learning and self-development all based on the data we have, we still rely on our risk management team to spot and fix potential errors and flaws in our Argus RM Model. Meanwhile, the consumer finance market changes fast and we may need to adjust our risk management principles from time to time to control our loss rate while securing a stable increase in our borrowers and satisfying returns for our funding partners. We rely on our risk management team to closely monitor the change in the market and update our risk management principles accordingly, which will be then used to train our Argus RM Model. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, we may have to incur additional time and monetary cost to find a replacement to our risk management team that fits us, and our result of business operation and financial status may be adversely and severely impacted.

Credit and other information that we receive from third parties about borrowers may be inaccurate or may not accurately reflect the borrower's creditworthiness, which may compromise the accuracy of our credit assessment.

        For the purpose of credit assessment, we obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. The credit score assigned to a borrower may not reflect that particular borrower's actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. We currently cannot determine for sure whether borrowers have outstanding loans through other online platforms at the time they obtain a loan from us even though we adopt certain investigation measures. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other online platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platform, the additional debt may impair the ability of that borrower to make repayments on her loan. In addition, the additional debt may adversely affect the borrower's creditworthiness generally and could result in the financial distress or insolvency of the borrower. Meanwhile, if the price of the quality data on which we run our algorithms increases, we may not get access to the quality information at the same cost in the future. We may be forced to run our algorithms on fewer quality data, iterate our algorithms or pay more for quality information in the future, each adversely affecting our result of the operation.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

        The consumer finance industry is still new to the borrowers in China. Prospective borrowers may not be familiar with this market and may have difficulty distinguishing our products from those of our competitors. Convincing prospective borrowers of the value of our products is critical to increasing the number of transactions for borrowers and to the success of our business. We believe that developing and maintaining awareness of our brand effectively is critical to attracting and retaining borrowers. This, in turn, depends largely on the effectiveness of our borrower acquisition strategy, our marketing efforts, our collaboration with funding partners and the success of the channels we use to promote our platform. If any of our current borrower acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers.

        Our collaboration with market-leading channel partners is essential to our borrower acquisition efforts. If such collaboration ceases or becomes less effective, for reasons attribute either to us or to our channel partners, we may face instant borrower acquisition pressure, and may need to incur additional cost to replace such partners for borrower acquisition, if we could replace them at all. Besides, if some of our channel partners were acquired or controlled by the competitors of Qihoo 360, our collaboration with such channel partners may be limited or severely and adversely impacted. We may not find new partners to replace our original ones.

        Our efforts to build our brand have caused us to incur expenses, and it is likely that our future marketing efforts will require us to incur additional expenses. These efforts may not result in increased operating revenue in the immediate future or any increases at all, and even if they do, any increases in operating revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

If we are unable to maintain or increase the volume of loan originated through our platform or if we are unable to retain existing borrowers or attract new borrowers, or if we fail to meet the financial needs of our borrowers as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be adversely affected.

        The volume of loan originations through our platform has grown rapidly since our inception. The total amount of loans originated through our platform was RMB30,992 million (US$4,763 million) in 2017, which increased from RMB436 million for the four months in 2016 after our inception. To maintain the high growth momentum of our platform, we must continuously increase the volume of loan originations by retaining current borrowers and attracting more borrowers. We intend to continue to dedicate significant resources to our borrower acquisition efforts. If there are insufficient qualified loan requests, our funding partners may consider withdrawing from our collaboration or lowering their funding commitments to us. If there are insufficient funding commitments, borrowers may be unable to obtain capital through our platform and may turn to other sources for their borrowing needs.

        The overall volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers relative to the market rates, the efficiency of our credit underwriting process, availability of our funding partners, the macroeconomic environment and other factors. In connection with the introduction of new products or response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our loan origination volume. In addition, although we have entered into the framework collaboration agreement with Qihoo 360, pursuant to which Qihoo 360 will provide us borrower acquisition service, we cannot assure you that we will continue to receive sufficient traffic from Qihoo 360 or other support for our borrower acquisition. If any of our current user acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers, and may even lose our existing borrowers to our competitors. If we are unable to attract qualified borrowers or if borrowers do not continue to participate in our platform at the current rates, we might be unable to increase our loan origination volume and revenues as we expect, and our business and results of operations may be adversely affected.

If we fail to maintain collaboration with our financial institution funding partners or to maintain sufficient capacity to originate loans to our borrowers, our reputation, results of operations and financial condition may be materially and adversely affected.

        Our top five financial institution funding partners contributed over 60% of total funding for all cumulative loan origination as of March 31, 2018. Our financial institution funding partners typically agree to provide funding to our borrowers who meet their predetermined criteria, subject to their credit approval process. These agreements have fixed terms of typically one year. In addition, while our borrowers' loan requests are usually approved if they fall within the parameters set and agreed upon by us and our financial institution funding partners, our funding partners may implement additional requirements in their approval process outside of our monitor and control. Thus there is no assurance that our financial institution funding partners could provide reliable, sustainable and adequate funding, either because they could decline to fund borrower loans originated on our platform or decline to renew or renegotiate their participation in our direct lending programs.

        Furthermore, as requested by the recently promulgated rules on consumer finance industry, we are currently working with our financial institution funding partners to update our collaboration model, including but not limited to upgrading our system as well as adopting new transaction process. However, we cannot assure you that all of our financial institution funding partners have the willingness and ability to finish system upgrade or adopting new transaction model. If our collaboration with some financial institution funding partners is found not in compliance with the applicable regulations or rules by governmental authorities, we may be requested to cease our collaboration with such financial institution funding partners, and our capacity to originate loans through our platform will be adversely and severely impacted.

        In addition, if PRC laws and regulations impose more restrictions on our collaboration with funding partners, these financial institution funding partners will become more selective in choosing collaboration partners, which may drive up the funding costs and the competition among online lending platforms to collaborate with a limited number of funding partners. Any of the above may materially increase the funding costs to our loans, which may adversely affect our results of operations and profitability. Furthermore, if the PRC government issues any laws and regulations that prohibit our collaboration with our financial institution funding partners, our collaboration with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

If our business arrangements with certain institutional partners were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.

        We have secured certain funding from institutional funding partners through the channel of trusts and asset management plans in collaboration with two trust companies and one asset management company.

        According to our cooperative arrangement with trust companies and the asset management company, each trust and asset management plan had a specified term. Institutional funding partners invested in such trusts or asset management plans in the form of trust or asset management units, which entitled the institutional funding partner to the return on the investment with each unit. We were designated as the service provider for the trusts and asset management plans. If a credit application was approved by us, credit drawdown would be funded by the trusts to borrowers directly subject to the independent credit review of such trusts. These trusts and asset management plans were identified as the lender under the loan agreements with our borrowers. The trust and asset management plan remitted to the funding partners investment returns pursuant to the terms of the trust and plan that reflected funds initially provided by the funding partners. The investment gains would be distributed to the trust based on the actual loan interest. The trust company or asset management company, as appropriate, was responsible for administering the trust and was paid a service fee.

        In 2017, the trusts and assets management plans were set up with total assets of RMB1 billion which invested solely in loans on our platform. We are considered as the primary beneficiary of the trusts and asset management plans and thus consolidated such trusts' and plan's assets, liabilities, results of operations and cash flows.

        Although we have not been part of the fund-raising process by the trusts or the plan, we cannot assure you that our provision of services to the trusts or asset management plans will not be viewed by the PRC regulators as violating any laws or regulations. If we are prohibited from cooperating with trust companies and asset management companies, our access to sustainable funding may be adversely impacted, which may further increase the funding cost of our loans and affect our result of operations.

        We enter collaboration contracts with fixed terms with other service providers, such as marketing service providers or payment service providers. However, we cannot assure you that we can renew such collaboration agreements once they expire, or we can renew such agreements with the term we desire. Such service providers may also be demanded by their investors not to work with us, or form alliance to seek better terms dealing with us.

If Beijing Zixuan is prohibited from conducting its business or fails to attract sufficient individual investors to fund our loans, our business and results of operations will be adversely impacted.

        Beijing Zixuan, an affiliate of us and a wholly-owned subsidiary of Beijing Qibutianxia, funded 17.3% of loans originated through our platform since our inception and up to March 31, 2018. Beijing Zixuan is now actively applying for the peer-to-peer (P2P) lending registration, or the P2P registration. However, given the overall enforcement timetable for P2P registration might be delayed nationwide and the timeline of the government review of such P2P registration is indefinite, we cannot assure you Beijing Zixuan will finish registration in short time, if at all. PRC regulations on P2P lending industry is still evolving and Beijing Zixuan may be requested by the governmental authority to cease its business operation if it cannot finish its registration. If Beijing Zixuan is prohibited from conducting its business or fails to attract sufficient individual investors to fund our loans, we may need to secure additional funding or experience insufficiency in funding, which in turn will adversely impact our business and results of operations.

Our online microcredit company may not be able to provide a sufficient amount to fund the growth of our business. In addition, the regulatory regime and practice with respect to online microcredit companies are evolving and subject to uncertainty.

        In March 2017, we established an online microcredit company, Fuzhou Microcredit, which has obtained the approval of the relevant competent local authorities to fund loans. The authorized amounts are currently sufficient to meet our funding needs for on-balance sheet transactions. However, we may not be able to obtain the regulatory approvals to increase the authorized amounts or to establish additional online microcredit companies to fulfill our future growth need.

        Government authorities have issued certain rules, laws, and regulations to regulate the organization and business activities of online microcredit companies. However, due to the lack of the detailed rules on interpretation and implementation of such rules, laws and regulations and the fact that the rules, laws, and regulations are expected to continue to evolve with respect to the online microcredit companies, there are uncertainties as to how such rules, laws and regulations will be interpreted and implemented and whether there will be new rules, laws or regulations issued that would set further requirements and restrictions on online microcredit companies. We cannot assure you that our existing practice of online microcredit companies will be deemed to be in full compliance with all rules, laws and regulations that are applicable, or may become applicable to us in the future.

If our funding partners fail to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, our business and results of operations could be materially and adversely affected.

        In collaboration with our funding partners and payment companies, we have adopted various policies and procedures, such as internal controls and "know-your-customer" procedures, for anti-money laundering purposes. The Fintech Guidelines purports, among other things, to require internet financial service providers, including us, to comply with certain anti-money laundering requirements, including:

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  the establishment of a borrower identification program;

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  the monitoring and reporting of the suspicious transaction;

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  the preservation of borrower information and transaction records; and

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  the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

        There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Fintech Guidelines. Any new requirement under money laundering laws could increase our costs and may expose us to potential sanctions if we fail to comply.

        In addition, we rely on our third-party service providers, in particular, the payment companies that handle the transfer of the repayment to have their own appropriate anti-money laundering policies and procedures. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

        We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our funding partners or payment processors as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions or legal enforcement, including being added to any "blacklists" that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our funding partners and payment processors comply with the applicable anti-money laundering laws and regulations, we, funding partners and payment processors may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that arises from any failure of other online consumer finance service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and negatively impact our financial condition and results of operation.

We need to engage guarantee companies to provide credit enhancement or additional comfort to our funding partners, and we recognize guarantee liability for accounting purposes. If we fail to source and engage a guarantee company to our funding partners' satisfaction, at a reasonable price, our collaboration with our funding partners will deteriorate, and our results of operation may be adversely and severely impacted. If our guarantee liability recognition fails to address our current status, we may face unexpected changes to our financial conditions.

        To comply with Circular 141, we have engaged guarantee companies to provide credit enhancement to our funding partners, and one of our VIEs, Fuzhou Financing Guarantee, has obtained the license of conducting guarantee service. Even though we will use the licensed guarantee company of our own to provide service to our funding partners, we may continue to engage third-party insurance companies or guarantee companies to satisfy the needs of our business. We cannot, however, assure you that either our guarantee company could provide satisfying service to our funding partners from time to time, or we will always be able to source and engage guarantee companies to our funding partners' satisfaction. If we fail to source and engage guarantee companies to our funding partners' satisfaction, at a reasonable price, our collaboration with our funding partners will deteriorate or even suspended, and our results of operations will be materially and adversely affected. It is also possible that we have to pay a service fee to the third-party guarantee company that exceeds the reasonable market price, which will materially and adversely affect our results of operations.

        As we provide either guarantee deposit to our funding partners, or back-guarantee to the third party guarantee companies, from the accounting prospective, we recognize the guarantee liability at fair value which incorporates the expectation of potential future payments under the guarantee and take into both non-contingent and contingent aspects of the guarantee. We have established an evaluation process designed to determine the adequacy of our impairment allowances and guarantee liabilities. While this evaluation process uses historical and other objective information, it is also dependent on our subjective assessment based upon our estimates and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience. Given that the online consumer finance market is rapidly evolving, and is subject to various factors beyond our control, such as shifting trends in the market, regulatory framework, and overall economic conditions, we may not be able to accurately forecast the delinquency rate of our current target borrower base due to the lack of sufficient data. Therefore, our actual delinquency rate may be higher than we expected. If our credit risk assessment and expectations differ from actual circumstances or if the quality of the loans originated by us deteriorates, our guarantee liabilities may be insufficient to absorb actual credit losses and we may need to set aside additional provisions, which could have a material adverse effect on our business, financial condition and results of operations.

If our loan products do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

        We have devoted significant resources to and will continue to put an emphasis on upgrading and marketing our existing loan product and enhancing its market awareness. We may also incur expenses and expend resources up front to develop and market new loan products and financial services that incorporate additional features, improve functionality or otherwise make our platform more attractive to borrowers. New loan products and financial services must achieve high levels of market acceptance in order for us to recoup our investments in developing and marketing them. To achieve market acceptance, it is essential for us to maintain and enhance our ability to match and recommend suitable financial products for our borrowers, the effectiveness of our curation process and our ability to provide relevant and timely content to meet changing borrower needs. If we are unable to respond to changes in borrower preference and deliver satisfactory and distinguishable borrower experience, borrowers and prospective borrowers may switch to competing platforms or obtain financial products directly from their providers. As a result, borrower access to and borrower activity on our platform will decline, our services and solutions will be less attractive to financial service providers and our business, financial performance and prospects will be materially and adversely affected.

        Our existing and new loan products and financial services could fail to attain sufficient market acceptance for many reasons, including:

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  borrowers may not find the features of our loan product, such as the prices and credit limits, competitive or appealing;

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  we may fail to predict market demand accurately and provide loan products that meet this demand in a timely fashion;

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  borrowers and funding partners using our platforms may not like, find useful or agree with the changes we make;

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  there may be defects, errors or failures on our platforms;

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  there may be negative publicity about our loan products, or our platform's performance or effectiveness;

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  regulatory authorities may take the view that the new products or platform changes do not comply with PRC laws, regulations or rules applicable to us; and

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  there may be competing products or services introduced or anticipated to be introduced by our competitors.

        If our existing and new loan products do not maintain or achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

We face increasing competition, and if we do not compete effectively, our operating results could be harmed.

        The online consumer finance industry in China is highly competitive and evolving. We face competition from other online platforms, major internet players and traditional financial institutions.

        Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive borrowers, larger amounts of data, greater brand recognition and loyalty, and broader partner relationships than we do. For example, traditional financial institutions may invest in technology and enter into the online consumer finance industry. Experienced in financial product development and risk management, and being able to devote greater resource to the development, promotion, sale and technical support, they may gain an edge in the competition against us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

        Our competitors may be better at developing new products, responding to new technologies, charging lower fees on loans and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential borrowers may not fully understand how our platform works. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges.

        Furthermore, in response to more stringent PRC laws and regulations regarding cash loans, more online lending platforms may expand their services and products to scenario-based lending, including partnering with e-commerce platforms, which may drive up the competition among online lending platforms. Such intensified competition may increase our operating costs and adversely affect our results of operations and profitability. To the extent that our competitors are able to offer more attractive terms to our business partners, such business partners may choose to terminate their relationships with us or request us to accept terms matching our compeitiors'.

        In addition, our competitors may implement certain procedures to reduce their fees in response to the current or potential PRC regulations on interest rates and fees charged by online lending platforms. Borrowers are generally interest sensitive with less brand loyalty. We may not succeed in utilizing the borrower stickiness if we fail to provide products with competitive prices. If we apply prices below the commercially reasonable level, our results of operations and financial conditions may be adversely impacted. If we are unable to compete with our competitors, or if we are forced to charge lower fees due to competitive pressures, we could experience reduced revenues or our platforms could fail to achieve market acceptance, any of which could materially and adversely affect our business and results of operations.

If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

        Our in-house collection team handles the collection of delinquent loans within 60 days after the default. We also engage certain third-party collection service providers from time to time. If either our or our third-party service providers' collection methods, such as phone calls, and text messages, are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease.

        While we have implemented and enforced policies and procedures relating to collection activities by us and third-party service providers, if those collection methods were to be viewed by the borrowers or regulatory authorities as harassments, threats or as other illegal conduct, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate, and the funding partners' confidence in our platform may be negatively impacted. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan origination volume on our platform will decrease, and our business and the results of operations could be materially and adversely affected.

Any harm to our brand or reputation or any damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.

        Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

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  maintain the quality and reliability of our platform;

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  provide borrowers with a superior experience in our platform;

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  enhance and improve our Argus RM Model;

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  effectively manage and resolve borrower complaints; and

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  effectively protect personal information and privacy of borrowers.

        Any malicious or innocent negative allegation made by the media or other parties about our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the market for China's online consumer finance is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China's online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

        In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online consumer finance industry, such as bankruptcies or failures of other platforms, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers. Negative developments in the online consumer finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online platforms like us. As we are the finance partner of Qihoo 360, any negative allegation about Qihoo 360 may also have adverse impact on us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

        We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with prospective borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers through our platform is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers, such as during the collection process, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have originated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

        Furthermore, we rely on certain third-party service providers, such as borrower acquisition, marketing and brand promotion, third-party payment platforms and collection service providers, to conduct our business. If these service providers failed to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner or at all. We enter into collaboration contracts with fixed terms with such service providers. However, we cannot assure you that we can renew such collaboration agreements once they expire, or we can renew such agreements with the term we desire. Such service providers may also be demanded by their investors not to work with us, or form alliance to seek better terms dealing with us. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers, inability to attract borrowers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Fluctuations in interest rates could negatively affect our loan origination volume.

        Most of the loans originated through our platform are issued with fixed interest rates. Fluctuations in the interest rate environment may discourage funding partners to fund our platform, which may adversely affect our business. Meanwhile, if we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our borrowers.

Our ability to protect the confidential information of our borrowers may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions.

        Our platform collects, stores and processes certain personal and other sensitive data from our borrowers, which makes it an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

        Meanwhile, if there is any failure by us to protect confidential information, we may be involved in various claims and litigations raised for privacy or other damages. Such claims and litigations will take a lot of time and resources to defend and we cannot assure you any result for us litigations.

If we fail to complete, obtain or maintain the value-added telecommunication license, requisite license, or approvals or filings in China, our business, financial condition and results of operations may be materially and adversely affected.

        PRC regulations impose sanctions for engaging in internet information services of a commercial nature without having obtained an internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a value-added telecommunications service license, or the VATS license for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets of value-added telecommunication business). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities' enforcement of such regulations in the context of online consumer finance industry remains uncertain, it is unclear whether online consumer finance service providers like us are required to obtain ICP license or ODPTP license, or any other kind of VATS licenses. We have not obtained any ICP license and ODPTP license to date for Shanghai Qiyu. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC government authorities will explicitly require any of our VIEs or subsidiaries of our VIEs to obtain additional ICP licenses, ODPTP licenses or other VATS licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. We could be found in violation of any future laws and regulations, or of the laws and regulations currently in effect due to changes in the relevant authorities, or interpretation of these laws and regulations. We cannot assure you that we would be able to obtain or maintain any required license, regulatory approvals or filings in a timely manner, or at all, which would subject us to the sanctions such as the imposition of fines and the discontinuation or restriction of our operations or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations. Even though we intend to work proactively on applying the relevant licenses, due to the lack of detailed rules regulating the online consumer finance service and clarification of the nature of this innovative business model, we learned that the local telecommunication regulatory authority might put any applications on hold.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China, as well as the effectiveness of mobile operating systems and networks, which we do not control.

        Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and

Information Technology. We primarily rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

        In addition, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

        Meanwhile, the operation of our mobile apps depends upon the effectiveness of mobile operating systems, networks and standards, which we do not control. If such systems or networks break down, or if the standards change and require different parameters on which the mobile apps run, our service through our applications will be disrupted, and our result of operations adversely affected.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing loans on our platform, reduce the attractiveness of our platform and result in a loss of borrowers.

        In the event of a platform outage and physical data loss, the performance of our platform and solutions would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, solutions and underlying technology infrastructure are critical to our operations and reputation and our ability to retain existing and attract new users and financial service providers. Much of our system hardware is hosted in a leased facility located in Beijing that is operated by Qihoo 360. We also maintain a real-time backup system in the same facility and a remote backup system in a separate facility. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts, and similar events. If there is a lapse in service or damage to our leased facilities, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

        Any interruptions or delays in the availability of our platform or solutions, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and financial service providers. Additionally, in the event of damage or interruption, we have no insurance policy to adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could damage our brand and reputation, divert our employees' attention and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

        Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and funding partners, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or funding partners, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

        We regard our trademarks, domain names, software copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See "Business—Intellectual Properties" and "Regulations—Laws and Regulations relating to Intellectual Property." However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, nor can we assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

        It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and in a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

        Aspects of our platform include software covered by open source licenses. Open source license terms are often ambiguous, and there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. Therefore, the potential impact of such terms on our business is somewhat unknown. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. There can be no assurance that efforts we take to monitor the use of open source software to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code will be successful, and such use could inadvertently occur. This could harm our intellectual property position and have a material adverse effect on our business, results of operations, cash flow and financial condition. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated, and could adversely affect our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

        We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties' trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our products or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management's time and other resources from our business and operations to defend against these claims, regardless of their merits.

        Additionally, the application and interpretation of China's intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We have incurred net losses in the past and may incur net losses in the future.

        We had net losses of RMB21.8 million in 2016 and RMB166.4 million (US$25.6 million) in 2017. We cannot assure you that we will be able to generate net income in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract borrowers and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans originated through our platform may be higher than expected, which may lead to lower than expected net revenues. As a result of the foregoing and other factors, our net revenue growth may slow and we may not be able to maintain profitability on a quarterly or annual basis.

Our business depends on the continued efforts of our management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

        Our business operations depend on the continued services of our management, particularly the executive officers named in this prospectus, and teams in charge of our risk management, products development and collaboration with funding partners. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business, or disclose confidential information to the public. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

        We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction, and even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

        Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

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  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;

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  the inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

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  difficulties in retaining, training, motivating and integrating key personnel;

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  the diversion of management's time and resources from our daily operations;

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  difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

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  difficulties in retaining relationships with borrowers, employees and suppliers of the acquired business;

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  risks of entering markets in which we have limited or no prior experience;

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  regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

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  the assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk of liability;

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  the failure to successfully further develop the acquired technology;

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  liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

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  potential disruptions to our ongoing businesses; and

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  unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

        We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

In connection with the audits of our combined financial statements as of and for the period from the inception date to December 31, 2016 and the year ended 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our combined financial statements as of and for the period from the inception date to December 31, 2016 and the year ended 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that have been identified relates to our (i) lack of sufficient accounting personnel with U.S. GAAP knowledge and SEC financial reporting requirements and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and (ii) lack of formal internal control framework.

        These material weaknesses resulted in a significant number of adjustments and amendments to combined financial statements and related disclosures under U.S. GAAP. The material weaknesses, if not timely remedied, may lead to significant misstatements in our combined financial statements in the future.

        Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

        Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Our quarterly results may fluctuate and may not fully reflect the underlying performance of our business.

        Our quarterly results of operations, including the levels of our net revenue, operating cost and expenses, net (loss)/income and other key metrics may vary in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs.

        In addition, we may experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our borrowers typically use their borrowing proceeds to finance their personal consumption needs. While our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

        We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain this personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

        In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and our ability to operate our platform could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

        The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees for our services, our financial condition and results of operations may be adversely affected.

We may not have sufficient business insurance coverage.

        Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        Foreign ownership of internet-based businesses, such as the distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guiding Catalog for Foreign Investment Industries promulgated in 2007, as amended in 2011, 2015, 2017, and 2018, and other applicable laws and regulations.

        We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. We have set up a series of contractual arrangements entered into among our WFOE, our VIEs, and the record holders of our VIEs to conduct our operations in China. For a detailed description of these contractual arrangements, see "Corporate History and Structure." As a result of these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. Shanghai Qiyu has been operating our online consumer finance business, including, among others, operations of our 360 Jietiao since its incorporation. According to relevant PRC laws and regulations, Shanghai Qiyu may be required to obtain VATS licenses. See "Regulations—Regulations on Foreign Investment Restrictions—Regulations On Value-Added Telecommunications Services." Fuzhou Microcredit, which also provides loans through our 360 Jietiao, has obtained a microcredit license from the relevant competent local authorities.

        In the opinion of our PRC counsel, Commerce & Finance Law Offices, based on its understanding of the relevant PRC laws and regulations, each of the contracts among our WFOE, our VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, Commerce & Finance Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

        It is uncertain whether any new PRC laws, regulations or rules relating to the "variable interest entity" structure will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our VIEs, revoking the business licenses or operating licenses of our WFOE or our VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences result in our inability to direct the activities of our VIEs, and/or our failure to receive economic benefits from our VIEs, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for all of our business operations, which may not be as effective as direct ownership in providing operational control.

        We have relied and expect to continue to rely on contractual arrangements with our VIEs and the shareholders of our VIEs, to operate our online consumer finance business, including, among others, the operation of 360 Jietiao, as well as certain other complementary businesses. For a description of these contractual arrangements, see "Corporate History and Structure." These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs or the shareholder of our VIEs may fail to fulfill their contractual obligations with us, such as failure to maintain our platform and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

        If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and the shareholders of our VIEs of their obligations under the contractual arrangements to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs and the shareholders of our VIEs. Although we have the right, subject to registration process with PRC governmental authorities, to replace Beijing Qibutianxia as the record holder of our VIEs under the contractual arrangements, if it becomes uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See "—Any failure by our VIEs or the shareholder of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business." Therefore, our contractual arrangements with our VIEs and the shareholders of our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or the shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

        We have entered into a series of contractual arrangements with our VIEs, and the shareholders of our VIEs. For a description of these contractual arrangements, see "Corporate History and Structure." If our VIEs or the shareholders of our VIEs fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer its equity interests in our VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if it was otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform its contractual obligations.

        All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements between us and our VIEs will be resolved through arbitration in China. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us."

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        The record holders of our VIEs are beneficially owned by the same group of our shareholders. However, as we raise additional capital, including this offering, and our shareholders sell the shares they hold in our company in the future, the interests of such record holders of our VIEs might become different from the interests of our company as a whole. Under influence of its shareholders, such record holders of our VIEs may breach, or cause our VIEs to breach, the existing contractual arrangements we have with them, which would have a material adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the record holders of our VIEs may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, it will act in the best interests of our company or such conflicts will be resolved in our favor.

        Currently, we do not have any arrangements to address potential conflicts of interest between our VIEs' shareholders and our company, except that we could exercise our purchase option under the option agreement with such shareholders to request it to transfer all of its equity interests in our VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our VIEs, and the shareholders of our VIEs were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust our VIEs' income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, if our WFOE requests the shareholders of our VIEs to transfer its equity interests in our VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs' tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        Our VIEs hold certain substantially all of our assets, some of which are material to our operation, including, among others, intellectual properties, hardware and software. Under the contractual arrangements, our VIEs may not, and the shareholders of our VIEs may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our VIEs' shareholders breach these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

        Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

        The Chinese economy differs from the economies of most developed countries in many respects, including but not limited to the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China.

A downturn in the Chinese or global economy could reduce the demand for consumer loans, which could materially and adversely affect our business and financial condition.

        The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

        The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

        From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM had solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

        Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is "controlled" by PRC entities and/or citizens. In this connection, "foreign investors" refers to the following subjects making investments within the PRC: (i) natural persons without PRC nationality; (ii) enterprises incorporated under the laws of countries or regions other than China; (iii) the governments of countries or regions other than the PRC and the departments or agencies thereunder; and (iv) international organizations. Domestic enterprises under the control of the subjects as mentioned in the preceding sentence are deemed foreign investors, and "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a "catalog of special administrative measures," which is classified into the "catalog of prohibitions" and "the catalog of restrictions," to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalog of prohibitions. However, unless the underlying business of the FIE falls within the catalog of restrictions, which calls for market entry clearance by the MOFCOM, prior approval from governmental authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

        The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "—Risks Related to Our Corporate Structure" and "Corporate History and Structure." Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the "catalog of restrictions," the VIE structure may be deemed a domestic investment only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the "catalog of restrictions" without market entry clearance may be considered as illegal.

        In addition, the draft Foreign Investment Law does not indicate what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our VIEs, revoking the business licenses or operating licenses of our WFOE or our VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline.

        The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

        The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

        We only have contractual control over our website and mobile app platform. We do not directly own the website and mobile app platform due to the restriction of foreign investment in businesses providing value-added telecommunications services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

        The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China, (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

        According to relevant PRC laws and regulations, any enterprise must obtain a value-added telecommunication business license to operate value-added telecommunication business. As a result, our online platform, 360 Jietiao, operated by Shanghai Qiyu, one of our VIEs, may be required to obtain VATS license. Furthermore, it is uncertain if Fuzhou Microcredit will be required to obtain a separate operating license with respect to our mobile app or website in addition to the VATS license.

        The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

        We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See "—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment."

        Under PRC laws and regulations, our PRC subsidiary, as wholly foreign-owned enterprises in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to employee benefits and bonus funds. These reserve funds and employee benefits and bonus funds are not distributable as cash dividends.

        In response to the persistent capital outflow and the Renminbi's depreciation against U.S. dollar in the fourth quarter of 2016, the People's Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Policy for Foreign Exchange Control of Capital Accounts, or the Circular 2, on May 12, 2014, which provides that offshore Renminbi loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The Circular 2 may constrain our PRC subsidiary's ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiary's dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such recording or registration, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

        In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 introduces a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from this offering, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. Through the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all.

        In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenue in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the shareholders of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

        In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees' salaries as required by PRC regulations may subject us to penalties.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees' salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments. Neither have we fully withheld the individual income tax in accordance with the relevant PRC laws and regulations. With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary's ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

        SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

        SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles.

        If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary's ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary's ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Regulations on Foreign Exchange—Regulations on Stock Incentive Plans."

        The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See "Regulation—Regulations on Foreign Exchange—Regulations on Stock Incentive Plans."

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See "Taxation—People's Republic of China Taxation." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

        We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See "Taxation—People's Republic of China Taxation." We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

        In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

        There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, as auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material adverse effect on our ADS price.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        Starting in 2011 the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the [the New York Stock Exchange/Nasdaq Stock Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs and This Offering

There has been no public market for our class A ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our class A ordinary shares or ADSs. We intend to apply to list our ADSs on the [the New York Stock Exchange/Nasdaq Stock Market]. Our class A ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

        The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters, which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

        The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies' securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

        In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

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  regulatory developments affecting us, our users, or our industry;

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  deterioration of the collaboration relationship with Qihoo 360;

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  conditions in the online consumer finance industries;

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  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

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  changes in the economic performance or market valuations of other online consumer finance platforms;

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  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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  changes in financial estimates by securities research analysts;

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  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

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  additions to or departures of our senior management;

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  detrimental negative publicity about us, our management or our industry;

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  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

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  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

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  sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts at they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

        After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying class A ordinary shares which are represented by your ADSs.

        As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying class A ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is [seven (7) days]. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our class A ordinary shares underlying your ADSs if you do not instruct the depositary how to vote such shares, which could adversely affect your interests.

        Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote our class A ordinary shares underlying your ADSs at shareholders' meetings if you do not give voting instructions to the depositary as to how to vote the class A ordinary shares underlying your ADSs at any particular shareholders' meeting, unless:

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  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting may have a material adverse impact on shareholders; or

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  voting at the meeting is made on a show of hands.

        The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the class A ordinary shares underlying your ADSs at any particular shareholders' meeting, you cannot prevent our class A ordinary shares underlying your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

        Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See "Description of American Depositary Shares" for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

The approval of the CSRC may be required in connection with this offering under PRC law.

        The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Our PRC counsel, Commerce and Finance Law Offices, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC's approval is not required for the listing and trading of our ADSs on the [the New York Stock Exchange/Nasdaq Stock Market] in the context of this offering, given that:

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  the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation;

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  we established our PRC subsidiary by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

  •
  no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

        However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

        Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our proposed dual class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our class A ordinary shares and ADSs may view as beneficial.

        Immediately prior to the completion of this offering, our ordinary shares will consist of class A ordinary shares and class B ordinary shares. Based on our post-offering dual-class share structure, holders of class A ordinary shares will be entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of class B ordinary shares will be entitled to twenty votes per share. We will issue class A ordinary shares represented by our ADSs in this offering. Immediately prior to the completion of this offering, (i) all shares beneficially owned by Mr. Zhou Hongyi will be automatically re-designated as class B ordinary shares on a one-for-one basis, and (ii) all preferred shares held by all of our existing shareholders will be automatically converted into and re-designated as class A ordinary shares on a one-for-one basis. Each class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof, while class A ordinary shares are not convertible into class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, we anticipate that the holders of our class B ordinary shares will beneficially own                % of the aggregate voting power of our company immediately after the completion of this offering. As a result, the existing holders of our ordinary shares will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The dual class structure of our ordinary shares may adversely affect the trading market for our ADSs.

        S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs, each representing                of our class A ordinary shares, in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

The post-offering memorandum and articles of association that we will adopt and will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

        We will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. The post-offering memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

        Upon the completion of this offering, our directors and officers will collectively own an aggregate of            % of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

        They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors' perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see "Principal [and Selling] Shareholders."

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses.

        We first adopted our Share Incentive Plan, in May 2018 for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The Share Incentive Plan was later amended and restated several times. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our combined statements of comprehensive income in accordance with U.S. GAAP. Under the Share Incentive Plan, we are authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the Share Incentive Plan is 25,336,096. As of the date of this prospectus, options to purchase 24,836,096 ordinary shares have been granted. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Particularly, some of our shareholders might have a comparably short investment horizon as they were originally organized and capitalized for the purpose of the privatization transaction of Qihoo 360 in 2016 and they might be facing exit pressure from their investors.

        There will be        ADSs (representing        class A ordinary shares) outstanding immediately after this offering. In connection with this offering, we, our directors executive officers, existing shareholders and certain option holders have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

        Pursuant to the shareholders agreement we entered into with our shareholders, we agreed to provide our shareholders with certain registration rights in respect of our ordinary shares held by them. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market, the prevailing market price for our ADSs could be adversely affected. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [the New York Stock Exchange/Nasdaq Stock Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

        As a Cayman Islands exempted company listed on the [New York Stock Exchange/Nasdaq Stock Market], we are subject to the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards. However, [the New York Stock Exchange/Nasdaq Stock Market] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards. [Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the

[New York Stock Exchange/Nasdaq Stock Market] corporate governance listing standards applicable to U.S. domestic issuers.]

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

        We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the "asset test"). Although the law in this regard is unclear, we intend to treat our VIEs (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs (including their respective subsidiaries, if any) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

        While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

        If we are a PFIC in any taxable year, a U.S. Holder (as defined in "Taxation—United States Federal Income Tax Considerations") may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations."

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon the completion of this offering, we will be a public company and expect to incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-

Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [the New York Stock Exchange/Nasdaq Stock Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to "opt out" of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our goals and strategies;

  •
  our future business development, financial conditions and results of operations;

  •
  the expected growth of the online consumer finance industry in China;

  •
  our expectations regarding demand for and market acceptance of our online consumer finance products;

  •
  our expectations regarding keeping and strengthening our relationships with borrowers, funding partners, data partners and other parties we collaborate with; and

  •
  competition in our industry; and

  •
  relevant government policies and regulations relating to our industry.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Market Opportunity," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications, including certain statistical data and estimates from an industry report which we commissioned Oliver Wyman to prepare. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The online consumer finance market in China may not grow at the rate projected by market data, or at all. Failure to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of data aggregation and credit analytics technology, and constantly moving overall credit cycle in China may result in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of the online consumer finance industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$            , [or approximately US$            if the underwriters exercise their over-allotment option in full,] after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investing in sales and marketing activities, research and development capabilities, capital expenditures and other general and administrative matters. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not identified any near-term investment or acquisition targets. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business.

        Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to Our ADSs and This Offering—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price."

        Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our WFOE only through loans or capital contributions and to our VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

        [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

        Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We do not have any present plan to pay any cash dividends on our class A ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulations—Regulations on Foreign Exchange—Regulations on Dividend Distribution."

        If we pay any dividends on our class A ordinary shares, we will pay those dividends which are payable in respect of the class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our class A ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2017:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding class C ordinary shares and preferred shares into class A ordinary shares on a one-for-one basis upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding class C ordinary shares and preferred shares into class A ordinary shares on a one-for-one basis upon the completion of this offering and (ii) the sale of            class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise over-allotment option.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of December 31, 2017
	Actual		Pro Forma	Pro Forma As Adjusted(1)
	RMB	US$
(in thousands)
Preferred shares:
Series A preferred shares (US$0.00001 par value; 10,375,744 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)
Series A+ preferred shares (US$0.00001 par value; 47,792,100 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)
Total mezzanine equity

Shareholders' equity (deficit):

Ordinary shares (US$0.00001 par value; 4,941,832,156 ordinary shares authorized and 16,512,156 class A ordinary shares, 39,820,586 class B ordinary shares and 142,014,426 class C ordinary shares issued and outstanding on an actual basis; 256,515,012 shares issued and outstanding on a pro forma basis; shares issued and outstanding on a pro forma as adjusted basis)

Additional paid-in capital(2)
Accumulated other comprehensive loss
Accumulated deficit

Total shareholders' equity (deficit)(2)

Total mezzanine equity and shareholders' equity (deficit)

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity (deficit) and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' equity/(deficit), and total capitalization by US$             million.

DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2017 was approximately US$33.1 million, or US$0.13 per ordinary share on an as-converted basis as of that date and US$            per ADS. Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total combined liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after December 31, 2017, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been US$            , or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2017	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, on a pro forma as adjusted basis as of December 31, 2017, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary share
Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The discussion and tables above assume no exercise of any share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 24,836,096 class A ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$0.00001 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

        Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.5063 to US$1.00, the exchange rate in effect as of December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade. On July 20, 2018, the exchange rate was RMB6.7659 to US$1.00.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April	6.3325	6.2967	6.3340	6.2655
May	6.4096	6.3701	6.4175	6.3325
June	6.6171	6.4651	6.6235	6.3850
July (through July 20)	6.7659	6.6775	6.7701	6.6123

Source: Federal Reserve Statistical Release

(1)
Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed                , located at                , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by Maples and Calder (Hong Kong) LLP that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

        There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

        Commerce & Finance Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions if they decide that the judgment does not violate the basic principles of PRC law or national sovereignty, security or public interest. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

        It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or class A ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

        We started our operation in July 2016, when Beijing Qibutianxia incorporated Shanghai Qiyu. In March 2017, Fuzhou Microcredit was founded and obtained the license to conduct online microcredit lending business. In June 2018, Fuzhou 360 Financing Guarantee Co., Ltd., or Fuzhou Financing Guarantee, was founded and obtained the license to provide financing guarantee services.

        In April 2018, 360 Finance, Inc. was incorporated in the Cayman Islands as an offshore holding company to facilitate our financing and offshore listing. In May 2018, all shareholders of Beijing Qibutianxia adopted a unanimous resolution to reorganize for offshore listing and determine to spin off the online consumer finance service, microcredit lending as well as related financing guarantee businesses, which were hosted in Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee.

        We are undergoing a series of reorganization transactions, pursuant to which we will issue ordinary shares and preferred shares to the beneficial owners of Beijing Qibutianxia in exchange for the contribution of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee. We have incorporated a wholly-owned subsidiary, HK Qirui International Technology Company Limited, in Hong Kong, which will further incorporate a wholly-owned subsidiary in China, which is expected to be named Shanghai Qiyue Information Technology Co., Ltd. We refer to Shanghai Qiyue Information Technology Co., Ltd. as our WFOE in this prospectus. Then our WFOE will enter into a series of contractual arrangements with Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee, which three entities we collectively refer to as our VIEs in this prospectus, and their respective record shareholders. These contractual arrangements will enable us to exercise effective control over our VIEs; receive substantially all of the economic benefits of our VIEs; and have an exclusive option to purchase all or part of the equity interests in and assets of them when and to the extent permitted by PRC law. For risks and uncertainties associated with this structure, please see "Risk Factors—Risks Related to Our Corporate Structure." We refer this series of transactions as the Reorganization Transactions in this prospectus.

        After the Reorganization Transactions are completed, as a result of our direct ownership in our WFOE and the contractual arrangements with our VIEs, we will be regarded as the primary beneficiary of our VIEs, and may treat them as our consolidated affiliated entities under U.S. GAAP. Accordingly, we will be able to consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

        The following diagram illustrates our corporate structure, including our subsidiaries and our VIEs after the completion of the Reorganization Transactions:

(1)
Each of Shanghai Qiyu, Fuzhou Microcredit and Fuzhou Financing Guarantee is wholly benefically owned by Beijing Qibutianxia, whose shareholders are beneficial owners of the shares of our company.

        The following is a summary of the contractual arrangements to be entered into by and among our WFOE, our VIEs and Beijing Qibutianxia and their record shareholders.

Contractual Arrangements with our VIEs and Their Shareholder

Agreements that provide us with effective control over our VIEs

        Powers of Attorney.    Pursuant to the powers of attorney to be entered into prior to the completion of this offering among our WFOE, Shanghai Qiyu and Beijing Qibutianxia, Beijing Qibutianxia would irrevocably authorize our WFOE or any person designated by our WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shanghai Qiyu, including, but not limited to, the right to convene and attend shareholders' meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by Beijing Qibutianxia in Shanghai Qiyu. The power of attorney will remain effective for the duration of the existence of Beijing Qibutianxia.

        Prior to the completion of this offering, Beijing Qibutianxia will execute a power of attorney regarding exercise all of its rights as the sole record shareholder of Fuzhou Microcredit, and Beijing Zhongxin Baoxin Technology Co., Ltd. will execute a power of attorney regarding exercising all of its rights as the sole record shareholder of Fuzhou Financing Guarantee, both of which terms are substantially similar to the power of attorney described above.

        Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreement to be entered into prior to the completion of this offering among our WFOE, Shanghai Qiyu and Beijing Qibutianxia, Beijing Qibutianxia will pledge 100% equity interests in Shanghai Qiyu to our WFOE to guarantee the performance by Beijing Qibutianxia of its obligations under the exclusive option agreement and the powers of attorney, as well as the performance by Shanghai Qiyu of its obligations under the exclusive option agreement, the powers of attorney and the exclusive consultation and service agreement (collectively, "Master Agreements"). In the event of a breach by Shanghai Qiyu or Beijing Qibutianxia of contractual obligations under the Master Agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Qiyu. Beijing Qibutianxia will also undertake that, without the prior written consent of our WFOE, it will not dispose of, create or allow any encumbrance on the pledged equity interests.

        Prior to the completion of this offering, our WFOE, Fuzhou Microcredit and Beijing Qibutianxia will enter into an equity interest pledge agreement, and our WFOE, Fuzhou Financing Guarantee and Beijing Zhongxin Baoxin Technology Co., Ltd. will enter into an equity interest pledge agreement, both of which terms are substantially similar to the equity interest pledge agreement described above.

        Prior to the completion of this offering, we will register the equity interest pledges described above with the competent office of the State Administration for Industry and Commerce in accordance with the PRC laws.

Agreement that allows us to receive economic benefits from our VIEs

        Exclusive Consultation and Service Agreements.    Pursuant to the exclusive consultation and service agreement to be entered into prior to the completion of this offering between our WFOE and Shanghai Qiyu, our WFOE will have the exclusive right to provide Shanghai Qiyu with the consulting and technical services required by Shanghai Qiyu's business. Without our WFOE's prior written consent, Shanghai Qiyu may not accept any services subject to this agreement from any third party. Shanghai Qiyu will agree to pay our WFOE service fee at the amount which is adjusted at our WFOE's sole discretion by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. Our WFOE would have the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee Shanghai Qiyu's performance of its obligations thereunder, Beijing Qibutianxia would pledge its equity interests in Shanghai Qiyu to our WFOE pursuant to the equity interest pledge agreement. Unless our WFOE terminates this agreement in advance, this agreement will remain effective for 10 years and will be automatically renewed for in a 10-year cycle unless such renewal was objected by our WFOE in writing. Shanghai Qiyu may not terminate this agreement unilaterally unless our WFOE commits gross negligence, fraud or other violations of applicable laws or is bankrupt.

        Prior to the completion of this offering, our WFOE and Fuzhou Microcredit will enter into an exclusive consultation and service agreement, and our WFOE and Fuzhou Financing Guarantee will enter into an exclusive consultation and service agreement, both of which terms are substantially similar to the exclusive consultation and service agreement described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

        Exclusive Option Agreements.    Pursuant to the exclusive option agreement to be entered into prior to the completion of this offering among our WFOE, Shanghai Qiyu and Beijing Qibutianxia, Beijing Qibutianxia will irrevocably grant our WFOE an exclusive option to purchase or designate one or more persons to purchase, all or part of its equity interests in Shanghai Qiyu, and Shanghai Qiyu will irrevocably grant our WFOE an exclusive option to purchase all or part of its assets, subject to applicable PRC laws. Our WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. Beijing Qibutianxia and Shanghai Qiyu will undertake that, without our WFOE's prior written consent, they will not, among other things, (i) create any pledge or encumbrance on any of Shanghai Qiyu's assets (ii) transfer or otherwise dispose of Shanghai Qiyu's assets, (iii) change Shanghai Qiyu's registered capital, (iv) amend Shanghai Qiyu's articles of association, (v) dispose of Shanghai Qiyu's assets or beneficial interest or (vi) merge Shanghai Qiyu with any other entity. In addition, Beijing Qibutianxia will undertake that, without our WFOE's prior written consent, it will not, among other things, create any pledge or encumbrance on its equity interests, or transfer or otherwise dispose of its equity interests in Shanghai Qiyu. Unless our WFOE terminates this agreement in advance, this agreement will remain effective for 10 years and will be automatically renewed for in a 10-year cycle unless such renewal was objected by our WFOE in writing. Other parties to this agreement may not terminate this agreement unilaterally.

        Prior to the completion of this offering, our WFOE, Fuzhou Microcredit and Beijing Qibutianxia will enter into an exclusive option agreement, and our WFOE, Fuzhou Financing Guarantee and Beijing Zhongxin Baoxing Technology Co., Ltd. will enter into an exclusive option agreement, both of which terms are substantially similar to the exclusive option agreement described above.

        In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

  •
  the ownership structures of our VIEs in China and our WFOE, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

  •
  the proposed contractual arrangements between our company, our WFOE, our VIEs and their shareholders governed by PRC law, currently and immediately after giving effect to this offering, are valid, binding and enforceable under PRC law, and will not result in any violation of applicable PRC laws currently in effect.

        However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations." and "Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us."

SELECTED COMBINED FINANCIAL AND OPERATING DATA

        The following selected combined statements of operations data for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, selected combined balance sheet data as of December 31, 2016 and 2017 and selected combined cash flow data for the period from the inception date to December 31, 2016 and the year ended December 31, 2017 have been derived from our audited combined financial statements included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Combined Financial and Operating Data section together with our combined financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Period from the inception date to December 31,	For the year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Selected Combined Statements of Operations Data:
Net revenue:
Revenue from loan facilitation services	42	117,780	18,102
Revenue from post-origination services	18	50,478	7,758
Financing income	—	50,966	7,833
Other revenue	—	89,828	13,806

Total net revenue	60	309,052	47,499

Operating costs and expenses:
Origination and servicing	13,178	136,106	20,919
Sales and marketing	1,605	345,576	53,114
General and administrative	15,410	46,004	7,071
Provision for loans receivable	—	12,406	1,907

Total operating costs and expenses	30,193	540,092	83,011

Loss from operations	(30,133)	(231,040)	(35,512)
Interest income	3	2,421	372
Other income, net	—	22	4

Loss before provision for income taxes	(30,130)	(228,597)	(35,136)
Income taxes benefit	8,297	62,232	9,565

Net loss	(21,833)	(166,365)	(25,571)

        The following table presents our summary combined balance sheet data as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Selected Combined Balance Sheets Data:
Current assets:
Cash and cash equivalents	6,173	468,547	72,014
Restricted cash	—	487,882	74,986
Financial assets receivable	5,399	140,356	21,572
Loans receivable	—	1,192,307	183,254
Total current assets	79,032	2,560,697	393,571
Total non-current assets	10,487	192,575	29,598
Total assets	89,519	2,753,272	423,169

Current liabilities:
Payable to investors of the consolidated trusts	—	536,906	82,521
Guarantee liabilities	5,768	300,942	46,254
Total current liabilities:	111,352	2,351,470	361,414
Total shareholder's (deficit) equity	(21,833)	401,802	61,755

Total liabilities and equity	89,519	2,753,272	423,169

        The following table presents our summary combined cash flow data for the period from the inception date to December 31, 2016 and the year ended December 31, 2017:

	Period from the inception date to December 31,	For the year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Selected Combined Cash Flow Data:
Net cash used in operating activities	(68,486)	(110,974)	(17,057)
Net cash used in investing activities	(2,391)	(1,204,269)	(185,093)
Net cash provided by financing activities	77,050	2,265,499	348,201

Net increase in cash and cash equivalents	6,173	950,256	146,051
Cash, cash equivalents, and restricted cash at the beginning of year	—	6,173	949

Cash, cash equivalents, and restricted cash at the end of year	6,173	956,429	147,000

        The following table presents certain of our operating data for the periods or as of the dates indicated:

	For the three months ended/As of
	December 31, 2016	March 31, 2017	June 30, 2017	September 31, 2017	December 31, 2017	March 31, 2018	Compound quarterly growth rate
Loan
Loan origination volume (RMB million)	433	2,706	5,123	10,399	12,764	14,773	102.6%
Outstanding loan balance (RMB million)	321	1,798	3,932	8,160	12,202	17,413	122.3%
Users/Borrowers
Users with approved credit lines ('000)	106	527	1,132	2,258	3,299	4,653	113.1%
Cumulative borrowers ('000)	56	327	748	1,538	2,286	3,158	124.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements and Industry Data."

Overview

        We are a leading digital consumer finance platform and the finance partner of Qihoo 360, one of the largest internet companies in China connecting over one billion devices. We provide tailored online consumer finance products to prime, underserved borrowers funded primarily by our funding partners. Our proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with our Qihoo 360 partnership, our technology translates to a meaningful borrower acquisition, retention and funding advantage supporting the rapid growth and scaling of our business. Since inception, we have enabled over RMB46.2 billion in loans to 3.2 million of our borrowers, as of March 31, 2018.

        We generate revenue through three sources: (i) primarily from revenue from loan facilitation service and recurring post origination service fees as a percentage of loan origination volume through our platform; (ii) from financing income we receive from loans that are funded through our consolidated trusts and asset management plans or our online microcredit company; and (iii) other service revenues, relating mainly to the income received by referring loan applicants that do not match the risk appetite of our funding partners to other service providers.

        We have grown quickly since inception. As of March 31, 2018, we had 4.7 million users with approved credit lines and 3.2 million borrowers with RMB17.4 billion of principal outstanding, representing exponential growth. We earned RMB309.1 million (US$47.5 million) in net revenue in 2017, compared to RMB0.06 million for the period after our inception and ended December 31, 2016. For the year ended December 31, 2017, we recorded net loss of RMB166.4 million (US$25.6 million) versus a net loss of RMB21.8 million for the period after our inception and ended December 31, 2016.

Key Operating Metrics

        We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	For the three months ended/As of
							Compound quarterly growth rate
	December 31, 2016	March 31, 2017	June 30, 2017	September 31, 2017	December 31, 2017	March 31, 2018
Loan
Loan origination volume (RMB million)	433	2,706	5,123	10,399	12,764	14,773	102.6%
Outstanding loan balance (RMB million)	321	1,798	3,932	8,160	12,202	17,413	122.3%
Users/Borrowers
Users with approved credit lines ('000)	106	527	1,132	2,258	3,299	4,653	113.1%
Cumulative borrowers ('000)	56	327	748	1,538	2,286	3,158	124.0%

General Factors Affecting Our Results of Operations

        Our results of operations are affected by general factors driving the online consumer finance industry in China.

Economic and market conditions

        We have experienced significant growth since our inception. Our ability to offer attractive value propositions to our funding partners and borrowers are affected by the general economic and market conditions:

  •
  Demand for online consumer finance products.  Demand for our products is affected by growth in domestic consumption spend, increasing personal leverage levels and expansion of digital financial services.

  •
  Credit performance by borrowers.  Borrower credit performance is affected by general economic health, including GDP growth, average income levels and the unemployment rate.

  •
  Funding environment.  General perspectives around leverage and liquidity will impact the availability and pricing of funding.

Regulatory environment in China

        China's consumer finance market has recently experienced tighter regulation as the PRC government continues to promulgate new rules and regulations in response to expanding consumer lending. We have closely tracked the development and implementation of new rules and regulations that are likely to affect us. In the future, we may be required to make a further adjustment in our operations to comply with any relevant future PRC laws and regulations regarding the online consumer finance industry. These changes may have a material impact on our future financial results. See "Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected."

        From an industry perspective, recent regulations, including interest rate limits, have threatened the unit economic models of certain online consumer finance service providers and contributed to the reduction of the number of market players from approximately 3,400 by the end of 2015 to approximately 2,000 as of now, according to Oliver Wyman. Going forward, additional and more stringent application of interest cap and license requirements may be promulgated, which will further increase overall compliance costs for all online consumer finance service providers and enhance the competitive positioning of established players with both scale and established compliance infrastructures.

Key Specific Factors Affecting Our Results of Operations

        Major specific factors affecting our results of operations include the following:

Ability to attract and retain borrowers

        Our net revenue grew significantly in 2017 and in the three months ended March 31, 2018 primarily as a result of growth in loan origination volume on our platform. In 2017 and the three months ended March 31, 2018, we originated RMB31.0 billion (US$4.8 billion) and RMB14.8 billion (US$2.3 billion) of loans, respectively.

        Growth in our business has been primarily driven by the expansion of our borrower base. The number of users with approved credit lines grew from approximately 0.1 million as of December 31, 2016 to approximately 3.3 million as of December 31, 2017, and further to approximately 4.7 million in the three months ended March 31, 2018. We anticipate that our future growth will continue to depend on our ability to attract new users to our platform.

        In addition, we believe repeat borrowings by our existing borrowers are important to our future growth. As we provide our users with revolving credit lines, we use utilization rate to monitor stickiness and loyalty of our users. Our historical first year utilization rate was 198.2%. We believe this high utilization rate is primarily due to our ability to address the credit needs of our targeted borrower cohort, the superior borrower experience on our platform and the competitiveness of loan pricing.

Ability to effectively manage risks

        Our ability to effectively segment borrower risk profiles impacts our ability to attract and retain borrowers, as well as our ability to offer funding partners attractive risk-adjusted returns. We have developed and deployed the Argus RM Model to conduct fraud detection and risk assessment and to create personalized collection strategy, which will scrutinize the data we collected in a highly automated approach and output credit scores to our Cosmic Cube Pricing Model to price each drawdown. Thanks to the strong learning and analyzing capability of our Argus RM Model, we can build insight into our prospective borrowers and serve underserved prime and near prime borrowers.

        As a result, the M3+ delinquency rate for all loans outstanding was 1.1% as of March 31, 2018. Please see "—Loan Performance Data" below for more data to demonstrate the effectiveness of our risk management.

        We intend to continue optimizing our fraud detection capabilities, improving the accuracy of our credit assessment models and enhancing our collection effectiveness through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

Ability to maintain collaboration with quality funding partners and diversify funding sources

        Maintaining a healthy collaboration relationship with institutional funding partners is critical to our business. Within all types of funding partners, financial institutions are currently our main funding source. As of March 31, 2018, 79.8% of all loans originated through our platform were funded by financial institutions. In addition, our ability to collaborate with quality funding partners also impacts our profitability and our ability to provide reasonably priced financing solutions to our borrowers.

        We have established cooperative relationships with a wide array of institutional funding partners, and are further diversifying the funding partner pool. As of March 31, 2018, we had reached collaboration agreements with 18 financial institution funding partners and we expect to have 30 financial institution funding partners by the end of 2018 so as to further expand but also diversify our collaboration with funding partners.

Ability to optimize our cost structure

        Our ability to optimize our cost structure will impact future profitability. In particular, we have invested significantly in both borrower acquisition, technology and research and development, particularly around advantaged analytics. We incurred significant expenses following inception as we grew our business. Continued optimization of our cost structure will depend on our ability to continue our cost efficient borrower acquisition and achieve the appropriate scale to support our continued, on-going investments in technology.

Loan Performance Data

        We refer to loans facilitated during a specified time period as a vintage. We define vintage delinquency rate as (i) the total amount of principal for all loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total initial principal amount of loans in such vintage.

        The following chart and table display the historical cumulative M1+ delinquency rates by loan origination vintage for all loans originated through our platform:

  M1+ Delinquency Rate by Vintage

(1)
Given the longest term we offer is 12 months, delinquency rate will not further increase post the end of loan tenor. In most cases, delinquency rate will decline due to recovery as we continue our collection efforts.

On-and Off-Balance Sheet Treatment of Loans

        We have established cooperative relationships with various institutional funding partners, and we also utilize our own funds from Fuzhou Microcredit for funding. In addition, due to the need for certain funding partners, loans from certain funding partners are funded and disbursed to borrowers indirectly through trusts and asset management plans. The accounting treatment of assets, liabilities and revenues arising from the loans originated through our platform varies.

        For the loans disbursed indirectly through trusts and assets management plans per the request of our funding partners, we have determined that we are the primary beneficiary of such trusts and asset management plans. We therefore consolidate the trusts and asset management plans and record the loans funded through these trusts and asset management plans, along with those directly by our own funds, on our balance sheet. On-balance-sheet loans are recorded at amortized costs, revenues from these loans are accounted as financing income, and we recorded allowance for loan loss.

        We do not consolidate other loans that are underwritten by our funding partners on our balance sheet. For these off-balance-sheet loans, we earn service fees, including loan facilitation and post-origination service fees, from funding partners; in the meantime we also, through our inhouse assurance program or third party guarantee companies, provide certain assurance to funding partners and incur guarantee liabilities accordingly. We therefore take credit risk because of such guarantee arrangement even for the loans not on our balance sheet.

        See "Business—Our Funding—Quality assurance programs" for details of the historical evolution with respect to the format of guarantee provided to our funding partners.

	As of December 31,
	2016		2017
	Outstanding Balance	%	Outstanding Balance	%
	(RMB in millions, except for percentages)
On-balance-sheet loan	—	—	1,197	9.8
Off-balance-sheet loan	321	100.0	11,005	90.2

Total	321	100.0	12,202	100.0

Key Components of Our Results of Operations

Net revenue

        We generate revenue from the provision of financial services.

	Period from the inception date to December 31,		For the year ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue:
Revenue from loan facilitation services	42	70	117,780	18,102	38.1
Revenue from post-origination services	18	30	50,478	7,758	16.3
Financing income	—	—	50,966	7,833	16.5
Other revenue	—	—	89,828	13,806	29.1

Total net revenue	60	100.0	309,052	47,499	100.0

        Revenue from loan facilitation services, revenue from post-origination services.    For each off-balance-sheet loan originated through our platform, we charge an overall fee at a certain percentage of loan principal. In 2016 and 2017, the service fees were collected from the borrowers on a monthly basis through the loan period. As the collection of service fees is contingent upon actual repayment, we recognize revenue upon collection of service fees and allocate the service fees received between loan facilitation services and post-origination services.

        Loan facilitation services consist of the services we provide during credit underwriting by our funding partners, including borrower acquisition, credit analysis, matching, and workflow automation. Post-origination services include the services we provide after credit underwriting, such as collection and repayment monitoring.

        The allocation between loan facilitation services fees and post-origination services fees is based on the costs we incurred, plus certain margin, in delivering loan facilitation services and post-origination services.

        Financing income.    We generate financing income from on-balance sheet loans, which include loans from our funding partners but disbursed indirectly to borrowers through our consolidated trusts and asset management plans, as well as loans funded by our own microcredit company.

        Other revenue.    Other revenue primarily include revenue from referring borrowers to other platforms, as well as revenue from displaying advertisement on our platform.

Operating costs and expenses

        The table below sets forth our operating costs and expenses for the periods indicated.

	Period from the inception date to December 31,		For the year ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	13,178	43.6	136,106	20,919	25.2
Sales and marketing	1,605	5.4	345,576	53,114	64.0
General and administrative	15,410	51.0	46,004	7,071	8.5
Provision for loans receivable	—	—	12,406	1,907	2.3

Total operating costs and expenses	30,193	100.0	540,092	83,011	100.0

        Origination and servicing.    Origination and servicing expenses represent the costs incurred to originate and service loans through our platform, including both off-balance-sheet loans where we earn loan facilitation service fees and post-origination service fees, as well as on-balance-sheet loans where we earn financing income.

        It mainly includes (i) salary and benefit expense for personnel working in origination, credit assessment, and servicing functions, (ii) credit search expense, (iii) collection expense, (iv) payment transaction expense, (v) expenses related to communications to borrowers, and (vi) financing expense.

        As a general trend, expenses related to credit search, collection, payment transaction and financing all change in proportion to the change of loan origination volume or the number of loan applications on our platform; expenses related to communications to borrowers relate to the number of registered users that we have granted credit lines.

        Sales and marketing.    Sales and marketing expenses include advertising expense to promote our brands and attract users to our platform, as well as salaries and benefits expenses related to the Company's sales and marketing personnel.

        Advertising expense, particularly those used to attract users to our platform, is largely a discretionary cost item. It grows in line with our overall growth strategy and prediction of the overall credit environment in the market based on judgement on our risk assessment ability, and funding capacity from our funding partners. We consider it as an investment for future business growth.

        General and administrative.    General and administrative expenses consist of payroll and related expenses for employees engaged in general corporate functions, professional services, costs associated with the use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

        Provision for loans receivable.    We evaluate the creditworthiness and collectability of loan on our balance sheet on a pooled basis. The provision for loans receivable is an assessment performed on a portfolio basis and factors such as delinquency rate, size, and other risk characteristics of the portfolio. Our provision is recognized based on a monthly delinquency migration model.

Results of Operations

        The following table sets forth a summary of our combined results of operations for the periods presented, both in absolute amount and as a percentage of our total net revenue for the periods presented. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus.

	Period from the inception date to December 31,		For the year ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue:
Revenue from loan facilitation services	42	70.0	117,780	18,102	38.1
Revenue from post-origination services	18	30.0	50,478	7,758	16.3
Financing income	—	—	50,966	7,833	16.5
Other revenue	—	—	89,828	13,806	29.1

Total net revenue	60	100.0	309,052	47,499	100.0

Operating costs and expenses:
Origination and servicing	13,178	21,963.4	136,106	20,919	44.0
Sales and marketing	1,605	2,675.0	345,576	53,114	111.8
General and administrative	15,410	25,683.3	46,004	7,071	14.9
Provision for loans receivable	—	—	12,406	1,907	4.0

Total operating costs and expenses	30,193	50,321.7	540,092	83,011	174.8

Loss from operations	(30,133)	(50,221.7)	(231,040)	(35,512)	(74.8)

Interest income	3	5.0	2,421	372	0.8
Other income, net	—	—	22	4	0.0

Loss before provision for income taxes	(30,130)	(50,216.7)	(228,597)	(35,136)	(74.0)
Income taxes benefit	8,297	13,828.4	62,232	9,565	20.1

Net loss	(21,833)	(36,388.3)	(166,365)	(25,571)	(53.8)

        We only launched our online consumer finance platform in September 2016. As a result, the period-to-period comparisons of our results of operations can only provide limited indication into the development of our operation and thus should not be relied upon as indicative of our future performance.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

        Our main business—online consumer finance service—only started in September 2016. As a result, many items, particularly revenue and origination and servicing expenses, only represent the results of operation for less than five months in 2016, compared to a full year for 2017.

Net revenue

        Operating revenue increased significantly from RMB0.06 million in the fiscal year ended December 31, 2016 to RMB309.1 million (US$47.5 million) in the fiscal year ended December 31, 2017, as a result of the rapid expansion of our online consumer finance business.

  •
  Revenue from loan facilitation services and revenue from post-origination services.  Revenue from loan facilitation services and from post-origination services increased significantly, from RMB0.04 million and RMB0.02 million respectively in 2016 to RMB117.8 million (US$18.1 million) and RMB50.5 million (US$7.8 million) in 2017. This increase reflects the rapid growth of off-balance sheet loans originated through our platform, which increased from approximately RMB436 million in 2016 to RMB28,222 million (US$4,338 million) in 2017. The increase in the loan origination volume was in turn primarily driven by the increase in number of users with approved credit lines on our platform from approximately 106,000 as of December 2016 to approximately 3.3 million as of December 31, 2017.

  •
  Financing income.  Financing income increased from nil in 2016 to RMB51.0 million (US$7.8 million) in 2017. We started to generate financing income in 2017 as we started to fund loans by our microcredit company and some funding partners started to request disbursing loans indirectly to borrowers through our consolidated trusts and asset management plans.

  •
  Other revenue.  Other revenue increased from nil in 2016 to RMB89.8 million (US$13.8 million) in 2017 primarily because we started to earn referral fees by directing some potential borrowers that were not granted a credit line in our platform to a related party, which amounted to approximately RMB84.3 million (US$13.0 million) in 2017.

Operating costs and expenses

        Operating costs and expenses increased significantly from RMB30.2 million for 2016 to RMB540.1 million (US$83.0 million) for 2017 to support the rapid growth of our business.

        Origination and servicing.    Origination and servicing costs increased significantly from RMB13.2 million in 2016 to RMB136.1 million (US$20.9 million) in 2017, primarily due to the significant increase in (1) salaries and benefit cost as a result of headcount increase, and (2) payment transaction cost and credit search fee that grow as the loan origination volume grows.

        Sales and marketing.    Sales and marketing expenses increased significantly from RMB1.6 million in 2016 to RMB345.6 million (US$53.1 million) in 2017, primarily attributable to an increase of RMB341 million (US$52.4 million) in advertising expense.

        General and administrative.    General and administrative expenses increased from RMB15.4 million in 2016 to RMB46.0 million (US$7.1 million) in 2017. The increase was primarily attributable to an RMB18.0 million (US$2.8 million) increase in salary and benefit expense as a result of an increase in the headcount of general and administrative functions, as well as an RMB5.7 million (US$0.9 million) increase in rental and utilities fees as our operation expanded.

        Provision for loans receivable.    Provision for loans receivable increased from nil in 2016 to RMB12.4 million (US$1.9 million) in 2017. The increase was primarily attributable to the increased loan balance in 2017.

Interest income

        Interest income increased from RMB3,000 in 2016 to RMB2.4 million (US$0.4 million) in 2017, as a result of an increase of cash and restricted cash balance.

Other income, net

        Other income increased from nil in 2016 to RMB22,000 (US$3,381) in 2017.

Income taxes benefit

        We have income tax benefit of RMB8.3 million and RMB62.2 million (US$9.6 million) in 2016 and 2017, respectively. The effective tax rate was 27.5% in 2016 and 27.2% in 2017.

Net loss

        As a result of the foregoing, we recorded a net loss of RMB166.4 million (US$25.6 million) in 2017, compared to RMB21.8 million in 2016.

Taxation

Cayman Islands

        We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

        There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

        Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have an assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

        Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

        During 2016 and 2017, our financial services income from services to our funding partners in the PRC was subject to a 6% value-added tax. On February 22, 2008, the State Administration of Taxation and the Ministry of Finance promulgated the Circular on Several Preferential Policies on Enterprise Income Tax, under which preferential tax treatments will be granted to entities recognized as "Software Enterprises," which can be exempt for enterprise income taxes in their first and second year of profitability, and shall pay according to half the standard tax rate for the third through fifth years. Shanghai Qiyu was accredited as a "Software Enterprise" in April 2018, therefore it is entitled the aforementioned preferential income tax rate for five years starting from the profit-making year, provided that it continues to be qualified as a "Software Enterprise" during such periods and are subject to annual final settlement review by the relevant tax authorities in China.

        Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See "Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business."

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

        We intend to indefinitely reinvest all the undistributed earnings of our variable interest entities and their subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiary distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future.

Discussion of Certain Balance Sheet Item

        The following table sets forth selected information from our combined balance sheets as of December 31, 2016 and 2017. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus.

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	6,173	468,547	72,014
Restricted cash	—	487,882	74,986
Financial assets receivable	5,399	140,356	21,572
Loans receivable	—	1,192,307	183,254
Total current assets	79,032	2,560,697	393,571
Total non-current assets	10,487	192,575	29,598

Total assets	89,519	2,753,272	423,169

Liabilities and equity
Liabilities
Current liabilities:
Payable to investors of the consolidated trusts	—	536,906	82,521
Guarantee liabilities	5,768	300,942	46,254
Total current liabilities:	111,352	2,351,470	361,414
Total shareholders' (deficit) equity	(21,833)	401,802	61,755

Total liabilities and equity	89,519	2,753,272	423,169

Cash and cash equivalents

        Cash and cash equivalents consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

        Our cash and cash equivalents increased from RMB6.2 million as of December 31, 2016 to RMB468.5 million (US$72.0 million) as of December 31, 2017, primarily as a result of our financing activities, including equity contribution of RMB590.0 million (US$90.7 million) and loan from Beijing Qibutianxia of RMB663.0 million (US$101.9 million).

Restricted cash

        Restricted cash mainly represents security deposit related to our loan facilitation services and cash held by our consolidated trusts and asset management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreements. The trust has a maximum operating period of two years. The cash in the trust is not available to fund our general liquidity needs.

        Our restricted cash increased from nil as of December 31, 2016 to RMB487.9 million (US$75.0 million) as of December 31, 2017 primarily due to an increase of security deposits set aside for certain funding partners in case of borrowers' defaults as a result of increased loan balance.

Financial assets receivable

        Both financial assets receivable and guarantee liabilities relate to the guarantee we provide for off-balance-sheet loans originated through our platform. In the event of default by borrowers, funding partners are entitled to receive unpaid interest and principal from us.

        For accounting purposes, at loan inception, we recognize a guarantee liability at fair value which incorporates the expectation of potential future payments under the guarantee. The guarantee liability is reduced after we are released from the underlying risk, for example when the loan is repaid by the borrower or when we compensated the funding partners for defaulted principal and interest. At the same time we also recognize a financial assets receivable which is equal to the amount of guarantee liability. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment.

        Both financial assets receivable and guarantee liabilities grew significantly in 2017 because of the rapid growth of loan origination volume on our platform, to a large portion of which we provide guarantee service.

        See "Business—Our Funding—Quality assurance programs" for details of the historical evolution with respect to the format of guarantee provided to our funding partners.

Loans receivable

        Loans receivable represents loans on our balance sheet facilitated through our consolidated trusts and asset management plans, as well as loans originated by Fuzhou Microcredit.

        Loans receivable increased from nil as of December 31, 2016 to RMB1,192.3 million (US$183.3 million) as of December 31, 2017, as we started facilitating loans which are recorded on our balance sheet from 2017.

Payable to investors of the consolidated trusts

        Some funding partners require to disburse loans indirectly to borrowers through our consolidated trusts and asset management plans. Payable to investors of the consolidated trusts without recourse to us represents the investment returns these funding partners require to be paid, and it increased from nil as of December 31, 2016 to RMB536.9 million (US$82.5 million) as of December 31, 2017, as a result of the increase of loans disbursed this way, indirectly to borrowers.

Liquidity and Capital Resources

        To date, loans originated through our platform have been primarily funded by external institutional funding partners and to a very small portion by the capital of our microcredit company. As of December 31, 2016 and 2017, we had RMB6.2 million and RMB468.5 million (US$72.0 million), respectively, in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and funds in banks. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        Although we consolidate the results of our VIEs, we only have access to cash balances or future earnings of our VIEs through our contractual arrangements with them. See "Corporate History and Structure." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

        As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See "Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business" and "Use of Proceeds."

Cash Flows

        The following table sets forth a summary of our cash flows for the periods indicated:

	Period from the inception date to December 31,	For the year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Summary Combined Cash Flow Data:
Net cash used in operating activities	(68,486)	(110,974)	(17,057)
Net cash used in investing activities	(2,391)	(1,204,269)	(185,093)
Net cash provided by financing activities	77,050	2,265,499	348,201

Net increase in cash and cash equivalents	6,173	950,256	146,051
Cash, cash equivalents, and restricted cash at the beginning of year	—	6,173	949

Cash, cash equivalents, and restricted cash at the end of year	6,173	956,429	147,000

Operating activities

        Net cash used in operating activities was RMB111.0 million (US$17.1 million) in 2017. The difference between net cash used in operating activities and our net loss of RMB166.4 million (US$25.6 million) mainly resulted from the increase of RMB178.0 million (US$27.4 million) in deferred tax asset, and the increase of RMB135.0 million (US$20.7 million) in financial assets receivables, partially offset by the increase of RMB295.2 million (US$45.4 million) in guarantee liabilities and the increase of RMB115.3 million (US$17.7 million) in income tax payable. The increase of deferred tax assets was because of a larger net loss in 2017 as compared to 2016, which we expect to be able to utilize when turning to net profit in near future. The increase of the other three items was due to the rapid growth of our online consumer finance business.

        Net cash used in operating activities was RMB68.5 million in 2016. The difference between net cash provided by operating activities and our net loss of RMB21.8 million mainly resulted from the increase of RMB38.5 million in amounts due from related parties. See "Related Party Transactions" for reasons behind the change of amount due from related parties.

Investing activities

        Net cash used in investing activities was RMB1,204.3 million (US$185.1 million) in 2017, which was primarily attributable to the increase of on-balance-sheet loans of RMB2,769.6 million (US$425.7 million), partially offset by collection of on-balance-sheet loans of RMB1,572.4 million (US$241.7 million).

        Net cash used in investing activities was RMB2.4 million in 2016, used to purchase property, equipment and intangible assets.

Financing activities

        Net cash provided by financing activities was RMB2,265.5 million (US$348.2 million) in 2017, which was attributable to equity contributions from shareholders of RMB590.0 million (US$90.7 million), loans from Beijing Qibutianxia of RMB810.5 million (US$124.6 million) and cash received from investors of our consolidated trusts of RMB1,012.5 million (US$155.6 million).

        We did not have financing activities in 2016.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2017:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In RMB thousands)
Operating Lease Obligations	18,518	8,903	9,615	—	—

        Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2017 were RMB5.43 million (US$0.8 million).

        Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2017.

Holding Company Structure

        360 Finance, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our variable interest entities and their subsidiaries in China. As a result, 360 Finance, Inc.'s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

        Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016 and December 2017 were increases of 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

        All of our revenues and substantially all of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at certain times significantly and unpredictably. With the development of the foreign exchange market progressing towards interest rate liberalization and Renminbi internationalization and economic uncertainties in both China and the world, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$             million from this offering [if the underwriters do not exercise their option to purchase additional ADSs,] after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$            per ADS. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017 to a rate of Renminbi to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of

RMB6.5063 for US$1.00 as of December 29, 2017 to a rate of Renminbi to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Interest rate risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

        The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause prospective borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing for investment options and dampen our funding partners' desire to fund loans on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See "Risk Factors—Risks Related to Our Business and Industry—Fluctuations in interest rates could negatively affect our loan origination volume."

        After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our combined financial statements as of and for the period from the inception date to December 31, 2016 and the year ended 2017, we and our independent registered public accounting firm identified [two] material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis

        The material weaknesses that have been identified relate to our (i) lack of sufficient accounting personnel with U.S. GAAP knowledge and SEC financial reporting requirements and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and (ii) lack of formal internal control framework. The material weaknesses, if not timely remedied, may lead to significant misstatements in our combined financial statements in the future.

        We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified in connection with the audits of our combined financial statements as of and for the period from the inception date to December 31, 2016 and the year ended 2017. We will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See "Risk Factors—Risks Related to Our Business and Industry—In connection with the audits of our combined financial statements as of and for the period from the inception date to December 31, 2016 and the year ended 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

Critical Accounting Policies

Revenue recognition

        Through our mobile app and channel partners, we provide services through our facilitation of loan transactions connecting the institutional funding partners with the borrowers. The loans facilitated are with terms of less than 12 months and with principal of up to RMB200,000. Our services mainly consist of: (1) performing credit assessment on the borrowers based on our credit analysis and matching the institutional funding partners to potential qualified borrowers and facilitating the execution of loan agreements between the parties, referred to as "loan facilitation services;" and (2) providing repayment processing services for the institutional funding partners over the loan term, referred to as "post origination services". In most cases, for the loans facilitated, we also provide a guarantee service to our institutional funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from us.

        Based on the agreements entered into between our institutional funding partners and borrowers, we determined that we are not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record loans receivable and payable arising from the loan between the funding partner and the borrower.

        Consistent with the criteria of ASC 605 "Revenue Recognition", we recognize revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

        In 2016 and 2017, the service fees were collected from the borrowers on a monthly basis through the loan period. As the collection of service fees is contingent upon actual repayment, we recognize revenue upon collection of service fees, net of value-added tax and other surcharges.

        We consider the loan facilitation services and post-origination services as a multiple deliverable revenue arrangement. Although we do not sell these services separately, we determined that the deliverables have standalone value. When the monthly service fees are collected, we first allocate the fees received to the guarantee liabilities in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Then the remaining fees are allocated to the loan facilitation services and post-origination services using their relative estimated selling prices.

        We do not have vendor specific objective evidence ("VSOE") of selling price for the loan facilitation services or post-origination services because we do not provide loan facilitation services or post-origination services separately. Although other vendors may sell these services separately, third party evidence ("TPE") of selling price of the loan facilitation services and post-origination services does not exist as public information is not available regarding what our competitors may charge for those services. As a result, we use our best estimate of selling prices ("BESP") of loan facilitation services and post-origination services as the basis of revenue allocation. In estimating the selling price for the loan facilitation services and post-origination services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

        For loans facilitated through our consolidated trusts and asset management plans, and Fuzhou Microcredit in which we recognize the loans on the balance sheet, we recognized revenue under 'financing income' the fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method.

Loans receivable

        Loans receivable represents loans facilitated through our consolidated trusts and asset management plans, and Fuzhou Microcredit. Loans receivable are recorded receivable, reduced by a valuation allowance estimated as of the balance sheet date.

        The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.

        We do not record any financing income on an accrual basis for the loans that are past due for more than 90 days. Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic principal and interest payments as scheduled. For the period from the inception date to December 31, 2016 and the year ended December 31, 2017, we have not charged off any loans receivable.

Guarantee liabilities and financial assets receivable

        For the off-balance-sheet loans, we provide a guarantee service to our funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from us. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled. For accounting purposes, at loan inception, we recognize a stand-ready liability representing the fair value of guarantee liability in accordance with ASC Topic 460.

        At the inception of each loan, we recognize the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan's inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when we are released from the underlying risk, i.e. as the loan is repaid by the borrower or when the funding partner is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When we are released from the stand ready liability upon expiration of the underlying loan, we record a corresponding amount as "Other net revenue" in the consolidated statement of comprehensive income. For the period from the inception date to December 31, 2016 and the year ended December 31, 2017, revenues recognized related to releasing of guarantee liabilities are immaterial. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of operating expenses in the consolidated statement of comprehensive income. At all times the recognized liability is at least equal to the probable estimated losses of the guarantee portfolio.

        As of December 31, 2016 and 2017, the contractual amounts of the outstanding loans subject to guarantee by us were estimated to be RMB236.3 million and RMB10,844.7 million (US$1,666.8 million) respectively. The approximate term of guarantee compensation service ranged from 1 month to 12 months, as of the end of both December 31, 2016 and 2017.

        Financial assets receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by us to issue the same guarantee service in a standalone arms-length transaction.

        The fair value recognized at loan inception is estimated using a discounted cash flow model based on expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fees payment from the borrowers. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the consolidated income statement. We did not record any impairment losses in the combined statements of operations during the period from the inception date to December 31, 2016 and the year ended December 31, 2017.

Income taxes

        Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

        Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

        In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the period from the inception date to December 31, 2016 and the year ended December 31, 2017.

Recent Accounting Pronouncements

        A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 "Summary of Significant Accounting Policies—Recent accounting pronouncements" to our combined financial statements included elsewhere in this prospectus.

INDUSTRY

        The information presented in this section has been derived from an industry report commissioned by us and prepared by Oliver Wyman, an independent research firm, regarding our industry and our market position in China.

Overview of China's Consumer Finance Market

        According to Oliver Wyman, the total outstanding balance of consumer finance in China, defined as loans for personal consumption purposes, excluding mortgages, auto loans and personal operating loans, accounted to RMB8.2 trillion (US$1.2 trillion) in 2017 and are expected to reach RMB23.2 trillion in 2022, representing a CAGR of 23%, driven by rapidly growing consumption needs and consumer leverage.

        Moreover, the market is expected to experience significant structural changes, impacting the market landscape and benefiting online consumer finance channels targeting prime borrowers. These changes include:

  •
  Higher proportion of consumer loans originated through online channels.  The outstanding balance of the online consumer finance market is expected to grow from RMB1.1 trillion in 2017 to RMB3.5 trillion in 2022, at a CAGR of 27% and is expected to rise from 13% in 2017 to 15% of outstanding balance in the consumer finance market.

  •
  Strong growth in the prime borrower segment.  Share of the prime borrower segment is expected to rise to 49% of the financially active population in 2022, making it the largest borrower segment in the consumer finance market. The outstanding balance of prime borrowers is expected to grow from RMB3.4 trillion (US$0.5 trillion) in 2017 to RMB10.9 trillion in 2022, at a CAGR of 26%.

  •
  Rise in the market share of technology giant backed players.  Benefiting from their competitive advantage in technology, borrower acquisition and big data, technology giant backed platforms are expected to increase their market share out of online consumer finance channels by outstanding balance from 47% in 2017 to 60 - 80% in 2022.

Borrowers Segments in China's Consumer Finance Market

        According to Oliver Wyman, borrowers can be divided into three segments based on their relative risk profiles:

  •
  Super-prime borrowers.  Super-prime borrowers are borrowers with strong credit records and are expected to have the best credit performance. They have PBOC credit records and credit cards with sufficient credit to cover their spending and borrowing needs. Super-prime borrowers typically have long borrowing terms and borrow large amounts for their consumption needs.

  •
  Prime borrowers.  Prime borrowers are likely to have low-risk profiles but might lack access to a sufficient amount of credit. They often have PBOC credit records and credit cards, but are generally given relatively low credit limits. According to Oliver Wyman, around 30% of credit card holders in China had a credit limit of less than RMB10,000 (US$1,537). The reason for prime borrowers being underserved is not necessarily linked with the expected credit risk, but may be related to their unproven credit performance given their age, the early stage of their professional career and a short record of stable income. Their credit profile and access to credit is likely to improve as they accumulate a credit history and develop an income record. They often borrow with terms less than a year to bridge the gap between their advanced spending and income.

  •
  Below-prime borrowers.  Below-prime borrowers are often part of the underbanked population, with limited access to credit. Their needs vary significantly, but they often face challenges borrowing from financial institutions. A subset within the below-prime borrower segment can be defined as "near-prime." This subset of borrowers has the ability to pay, but is short of credit options due to the lack of credit history and stable income records. However, near-prime borrowers will increasingly have opportunities to shift to the prime borrower segment as their income and credit histories extend.

        Within the three segments, the prime borrower segment is the largest, measured by outstanding balance. According to Oliver Wyman, the prime segment accounted for 42% by outstanding balance in China's consumer finance market in 2017.

Key Channels in China's Consumer Finance Market

        According to Oliver Wyman, financial service providers in China's consumer finance market provide credit to borrowers via two channels:

  •
  Traditional financial institution channel.  Traditional financial institutions including banks, licensed consumer finance companies and traditional microcredit lending companies mostly operate offline and provide consumer finance products to individual borrowers using their own balance sheets. They have dominated the market for a long period of time and the total outstanding balance amounted to RMB7.2 trillion in 2017.

  •
  Online consumer finance channel.  The emerging online consumer finance companies mainly utilize their technology, platform and customer network to facilitate or directly engage in the provision of consumer finance products to individual borrowers. In 2017, the total outstanding balance of online consumer finance channel was RMB1.1 trillion.

Growth Opportunities for China's Consumer Finance Market

Drivers of China's consumer finance market

        According to Oliver Wyman, China's consumer finance market is expected to experience significant growth driven by rapidly growing consumption needs and consumer leverage.

        China is shifting its economy towards a consumption-driven model. Private consumption in China has been growing steadily and is expected to grow from RMB26.7 trillion (US$4.1 trillion) in 2017 to RMB38.6 trillion in 2022. According to Oliver Wyman, from 2012 to 2017, China's private consumption grew at a CAGR of 8.4%. Despite significant growth, the ratio of private consumption's contribution to GDP was at a relatively low level of 39% in 2017, compared to 69% for the United States. This indicates vast growth opportunities for private consumption, and consumption-related financing needs.

        Furthermore, Chinese consumers have become more comfortable with borrowing, as evidenced by the expansion of China's personal credit market, which grew at a CAGR of 22% from 2012 to 2017. However, China's consumer leverage ratio, defined as personal debt (excluding mortgage and personal operating loan) as a percentage of personal disposable income, was still at a comparatively low level of 18.1% compared to 30.0% for the United States in 2017, indicating significant potential for increased consumer borrowing. According to Oliver Wyman, China's consumer leverage is expected to increase to 30% in 2022.

Structural changes and trends of China's consumer finance market

        According to Oliver Wyman, China's consumer finance market is expected to go through certain structural changes over the coming years, including:

  A growing base of prime borrowers

        The prime borrower segment is not only the largest, but also the fastest growing. According to Oliver Wyman, the prime segment is expected to grow from a population of 361 million in 2017 to 569 million in 2022 at a CAGR of 10%, accounting for 49% of the financially active population in 2022. In terms of outstanding balance, prime borrowers are expected to grow from RMB3.4 trillion (US$0.5 trillion) in 2017 to RMB10.9 trillion in 2022 at a CAGR of 26%, which are driven mainly by growing consumption, increasing credit card penetration and the "upgrading" of below-prime borrowers to the prime borrower segment.

Source: Oliver Wyman estimation

  Higher proportion of consumer loans originated through online channels

        The rapid development of internet infrastructure in China and the boom of the mobile internet in the last decade has significantly raised the internet penetration rate and fostered the emergence of internet-based industries. This development has created vast opportunities, not only for emerging industries to build mature business models, but also for traditional industries to reinvent themselves through the application of new internet-based technologies. The traditional financial services industry, especially the payment and consumer finance sectors, have been subject to significant changes.

        Traditional financial institutions have long dominated the finance market but are facing several challenges amidst technology disruption and escalating competition:

  •
  Insufficient technology capability and data-based risk management;

  •
  Limited access to individual borrowers due to the lack of scale and a cost-efficient approach;

  •
  Relatively long application process for client onboarding and credit decisions; and

  •
  Less timely and convenient borrower service.

        By comparison, online consumer finance channels can provide a more convenient and prompt service as they leverage strong technology and risk management capabilities, thus acting as an enabler for the traditional financial institutions, allowing them to reach a broader borrower base and increase the overall size of the online consumer finance market. According to Oliver Wyman, the outstanding balance of online consumer finance channel is expected to increase from RMB1.1 trillion in 2017 to RMB3.5 trillion in 2022, at a CAGR of 27%. By 2022, online consumer finance companies are expected to account for 15% of outstanding balance in the consumer finance market, compared to 13% in 2017.

Source: Oliver Wyman estimation

        Online consumer finance channel targeting the large and growing number of prime borrowers in China, are expected to be best positioned to capture the upside of the above mentioned structural changes.

Financial Service Providers in China's Online Consumer Finance Market

        From a business model perspective, financial service providers in China's online consumer finance market can be divided into two categories: independent platforms and technology giant backed platforms.

  •
  Independent platforms.  This category focuses primarily on providing consumer finance products through their own platforms. They operate standalone platforms without support from larger online ecosystems. As a result, their technology capabilities, data availability and customer network may be limited.

  •
  Technology giant backed platforms.  This category refers primarily to consumer finance platforms in China that are backed by Chinese technology giants. They leverage their own "ecosystem" to capture consumption and/or social behavioral data and use it to identify and meet the financing needs of their borrowers. These platforms also have unparalleled advantages in technology capabilities and borrower acquisition when compared to independent platforms.

        Among online consumer finance platform, the technology giant backed platforms have comparative advantages over independent platform because these technology giant backed platforms can take full advantage of the ecosystems that they have developed. These advantages include:

  •
  Branding.  Borrowers expect that well-known service suppliers will not charge fees through opaque fee structures or engage in illegal or inappropriate collections. At the same time, funding partners tend to entrust well-known market players with more funds and at a lower cost.

  •
  Efficient borrower acquisition.  Technology giant backed platforms have already built a stable user base, which provides them with access to meaningful and high-quality user traffic at a relatively low cost. Furthermore, a strong brand may help lower the borrower acquisition cost.

  •
  Rich access to data.  In addition to the common sources of credit, behavioral and social data, that are available to the market, technology giant backed platforms have proprietary data through a broader user base and the significant amount of interactions that users have with their ecosystems. The breadth and depth of the data is key to fraud detection and risk assessment.

  •
  Well developed technology.  Internet giants have made substantial investments into technologies supporting user experiences and user behavior analysis, such as artificial intelligence, cloud computing, machine learning, and big data analysis. Such technologies could be adopted in borrower acquisition as well as credit and fraud loss mitigation.

        According to Oliver Wyman, due to the advantages mentioned above, technology giant backed players have been rapidly expanding and gaining market share over the past few years compared to independent platforms. As the online consumer finance industry becomes more regulated, the market will further consolidate as smaller independent platforms cease to operate. The market share of technology giant backed platforms out of the online consumer finance channels by outstanding balance is expected to increase from 47% in 2017 to 60 - 80% in 2022. The largest five technology giant backed platforms, by loan origination volume in the first quarter of 2018, were Ant Financial, WeBank, JD Finance, Baidu Finance and 360 Finance.

        In addition, although the online consumer finance industry will continue to consolidate in the short-term, it will not be a winner-take-all market in the long term. The consumer finance landscape is expected to be a multi-player market, as the regulatory bodies will continue to mold the regulatory frameworks to promote competition within the financial services sector and prevent any single provider or small group of providers to command a market share which could threaten the financial market stability through an economic downturn.

BUSINESS

Overview

        We are a leading digital consumer finance platform and the finance partner of the Qihoo 360, one of the largest internet companies in China, connecting over one billion devices. We provide tailored online consumer finance products to prime, underserved borrowers funded primarily by our funding partners. Our proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with our Qihoo 360 partnership, our technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of our business. Since inception, we have facilitated over RMB46.2 billion (US$7.1 billion) in loans to 3.2 million of our borrowers, as of March 31, 2018.

        Our core product is an affordable, digital line of credit which our borrowers typically utilize for consumption spending and often as a supplement to credit card debt. To apply, potential borrowers complete a simple online application and, for approximately 95% of recent credit applications, a fully automated credit decision is rendered. Approved borrowers are provided access to funds typically within five minutes and may select the loan structure best suited to their consumption needs.

        Our value proposition is an intuitive platform connecting our borrowers and funding partners.

  •
  Borrowers.  Our borrowers tend to be young with demonstrated credit histories, as 83% of them hold credit cards. These borrowers are drawn to our platform for instant, transparent access to credit delivered through a simple digital interface. Often we can offer borrowers larger credit balance at lower prices with more variable tenors as compared to other online consumer finance platforms.

  •
  Funding partners.  We enable our funding partners. Majority of our funding comes from our financial institution partners who partner with us for access to our high quality borrower base as well as platform tools including borrower evaluation and matching, workflow automation and enhanced risk management. We deliver value in the form of M3+ delinquency rate of 1.1% as of March 31, 2018 and annual returns typically over 6.5% for our funding partners, materially higher than traditional investment and lending opportunities, according to Oliver Wyman. Our value proposition is further magnified by the repeat lending and cross-sell opportunities we provide to our funding partners.

        We have developed a proprietary technology platform supporting the full transaction lifecycle from credit application through settlement. The brevity, simplicity and speed of our credit decision process reflects the strength of our data analysis, particularly around identifying fraud, which represents approximately 50% of bad debts industry-wide according to Oliver Wyman. For instance, we employ a robust and highly automated identity authentication process based on facial recognition to filter fraudulent credit applications. Further, our advanced analytical capabilities help translate data into actionable insights, where we have found statistical significance leveraging behavioral and social data sets to assess a potential borrower's ability and willingness to repay a loan. As of March 31, 2018, we employed 223 research, development and risk management staff, representing 43.7% of our total employee base, who also collaborate closely with Qihoo 360, to maintain and enhance our technology leadership.

        Since inception we have grown quickly and consistently. As of March 31, 2018, we had 3.2 million borrowers with RMB46.2 billion (US$7.1 billion) cumulative loan origination and RMB17.4 billion (US$2.7 billion) outstanding balance, representing compound quarterly growth rate of 124.0%, 102.6% and 122.3%, respectively, since the last quarter of 2016. We generate majority of our revenue through loan facilitation service fees and post-origination service fees as a percentage of loan originations. For the year ended December 31, 2017, we earned RMB309.1 million (US$47.5 million) in net revenue, compared to RMB0.06 million for the period from our inception to December 31, 2016. Our rapid growth coupled with the leverage in our operating model will allow us to achieve profitability. For the year ended December 31, 2017 we recorded net loss of RMB166.4 million (US$25.6 million) versus a net loss of RMB21.8 million for the period from our inception to December 31, 2016.

        The charts below present the number of our cumulative borrowers and our cumulative loan origination volume as of the end of the month indicated:

Market Opportunity

        We have formulated our growth strategies around the following trends, which we believe are guiding the development of the China online consumer finance market:

  •
  Unbounded market opportunity.  According to Oliver Wyman, the broader consumer finance market is projected to grow by 23% annually from 2017 through 2022, driven by growth in the number of borrowers and increases in personal leverage, each a function of an emerging consumption driven economy with stronger infrastructure, such as credit scores, to facilitate responsible lending.

  •
  Strong growth of prime borrower segment.  The prime borrower population, our target market, is expected to account for 49% of financially active population in 2022, making it the largest borrower segment of the online consumer finance market. The outstanding balance of prime borrowers will grow from RMB3.4 trillion (US$0.5 trillion) in 2017 to RMB10.9 trillion in 2022, at a CAGR of 26% according to Oliver Wyman.

  •
  Online platforms gaining share.  Online consumer lending, today representing 13% of total consumer lending, is projected to grow by 27% annually from 2017 through 2022, according to Oliver Wyman. Over this period, the market share of online lenders is projected to grow to 15%, driven largely by superior borrower experiences. We expect online lenders to continue to take share from traditional lenders at this same pace, or greater, as technology becomes an even greater differentiator over time.

  •
  Strong market positioning of platforms backed by technology and internet leaders.  Online consumer finance platforms associated or affiliated with technology and internet leaders are well positioned for outsized growth versus incumbents, largely on the basis of technology- and data-driven advantages across all functions of consumer finance.

  •
  Multi-player market.  Across developed markets, regulatory bodies have molded regulatory frameworks to promote competition and stability within financial services, and prevent any single provider, or group of providers, from commanding a market share that could be destabilizing to the market in times of stress. We believe the same oversight philosophy will be applied in China as evidenced by recent regulatory actions, including tighter regulations, more stringent risk controls and closer monitoring of large financial service providers. We believe this will contribute to a sustained multi-player market in the future.

Our Partnership with Qihoo 360

        We work closely with Qihoo 360, collaborating across a number of functions in a mutually beneficial strategic and economic partnership. Qihoo 360's experience and brand across digital engagement and security in particular have helped to fundamentally shape our platform, including the following:

  •
  Consumer brand and experience.  As the finance partner of Qihoo 360, we embed Qihoo 360's core values within our own platform, assuring borrowers of a holistic offering and experience consistent with the quality, user service and security that define Qihoo 360. We believe this is particularly differentiating in an increasingly crowded market where distinctions between offerings are less and less apparent.

  •
  Funding.  Our collaboration with Qihoo 360 leads to what we view as a sustainable funding advantage, including both cost and access, as compared to other online consumer finance platforms. Our funding partners are drawn to our platform for borrower access and risk adjusted returns. We believe they are also drawn by the solidity of our outlook which is reinforced by Qihoo 360's ongoing support. This translates into a greater lifetime value proposition for our funding partners, encouraging growing funding commitments and drawing additional funding partners to our platform.

  •
  Borrower acquisition.  Our products are integrated within Qihoo 360's platform, providing us access to their one billion device base at a reasonable cost of borrower acquisition. As of March 31, 2018, 29% of our accumulated borrowers were sourced through the Qihoo 360 channel.

        In July 2018, we entered into a master business collaboration agreement with Qihoo 360. Subject to compliance with applicable laws and non-infringement of the legitimate rights of any third party, we and Qihoo 360 agree to continue to collaborate with each other in areas including but not limited to advanced analytical methods driven by artificial intelligence and data security best practices. With regard to data in particular, we will continue to develop algorithms capable of generating risk metrics from Qihoo 360 user data for the purpose of borrower assessment and risk management, with the borrower's expressed consent.

Our Strengths

        We are a technology company, a function of our Qihoo 360 heritage and the team and infrastructure we have built. Technological expertise is fundamental to each dimension of our differentiation, which is highlighted as follows:

Qihoo 360 partnership

        We are the finance partner of Qihoo 360. This provides a unique opportunity to collaborate across core platform functions, including data and analytics, artificial intelligence, cloud computing and risk management. It also provides us a marketing opportunity with regards to Qihoo 360's user base, including over 500 million monthly active users connected through one billion devices. Collectively, we believe our partnership with Qihoo 360 helps drive a growth, risk management and funding advantage.

Differentiated borrower acquisition

        We believe we have a meaningful borrower acquisition advantage over both online consumer finance platforms and traditional financial institutions. This advantage is a function of both high quality traffic, in part through collaboration with Qihoo 360, as well as a data-driven technology infrastructure allowing us to precisely target borrowers and quickly and confidently arrive at an automated credit decision. This benefit has led to a 50% conversion rate since inception and through March 31, 2018, yielding below-industry-average borrower acquisition costs according to Oliver Wyman.

Intuitive product and user experience

        We have built a product, 360 Jietiao, to seamlessly match prime borrowers with funding partners. We offer a single product with transparent features and a simple interface to provide a straightforward and inviting user experience for borrowers and funding partners alike. We have taken this approach strategically, believing a single-product offering allows us to be uniquely focused on product development, earning the trust of our borrowers and funding partners alike. This serves as a critical step in establishing a platform for broader offerings and points of monetization, and materially differentiates us from the traditional financial institution experience which remains cumbersome and disjointed.

Market leading risk management and fraud prevention

        The confidence and speed with which we can deliver a credit decision is determined by our risk management, particularly our fraud prevention infrastructure. The foundation of this infrastructure is a massive user data set accumulated in collaboration with Qihoo 360 and incorporating social, behavioral and financial elements. Upon this foundation we apply various artificial intelligence tools while also drawing upon years of internet security expertise and experience from Qihoo 360, delivering an M3+ delinquency rate of 1.1% and a 0.2% loss rate due to fraudulent application as of March 31, 2018.

Distinct funding advantage

        We have the benefit of a large, diverse and relatively low cost funding base across funding partners compared to other online consumer finance companies according to Oliver Wyman. We offer our funding partners a distinct value proposition including access to an otherwise difficult-to-reach borrower base, above market realized returns of typically over 6.5% and an opportunity to cross-sell borrowers, enhancing the lifetime value of the borrower. This dynamic, in turn, draws steady funding supply to our platform in the form of both new funding partners and stronger funding support, which is important in controlling our cost of funds.

Rapid growth with long term operating leverage

        We had established a footprint of 4.7 million users with an approved credit line over the 21 months since our inception, representing a compound quarterly growth rate of 113.1% from the fourth quarter of 2016 to the first quarter of 2018. This growth coupled with the operating leverage within our business model has allowed us to quickly narrow our net losses and we expect to achieve quarterly breakeven in the near future. We are able to scale our business so efficiently by maintaining low borrower acquisition costs and delinquency rates, a function of a deliberate growth strategy where we remain committed to sustainable unit economics. This disciplined approach to building our business will permit us to organically fund our growth strategy and expand our operating margins as we grow our borrower base.

Uniquely diverse management team

        The collective experience of our management team is unprecedented in our industry. Our chairman of the board, Mr. Zhou, played critical roles in developing Qihoo 360's market leading internet security product and growing its one billion active device base as of the end of 2017. Our chief executive officer, Mr. Xu, has 17 years experience in the banking and financial services industries. Our president, Mr. Wu, has over ten years of experience overseeing internet product management and operations. Around this foundation, we have assembled a management team with a diversity of skills and experiences across technology, financial services, risk management, regulation and data science.

Our Growth Strategies

        We have significant opportunities to expand our business. Our growth strategy focuses on the following efforts to continue to deliver value for our constituents and shift our use case from a supplement to a replacement for credit card debt:

Deepen our relationship with existing borrowers

        We intend to enhance our relationships with existing borrowers who represent meaningful loan origination volume. Our strategy is rooted in data, where increasingly detailed borrower profiles, including on-going repayment activity, are subject to ever more advanced analytical methods to improve our understanding of our borrowers' needs. When coupled with an evolving suite of loan products, we believe our platform will enable us to deepen our relationship with existing borrowers. As such, our goal is to encourage repeat borrowings where appropriate and set the stage for expanded borrower relationships as our product portfolio broadens outside of lending over time.

Broaden and diversify borrower acquisition channels

        While we expect in the near term to continue collaborating with Qihoo 360 which has contributed to 29% of our accumulated borrowers as of March 31, 2018, we are at the same time expanding our referral partnership network. We have meaningful existing relationships with market leading referral partners through app stores, web feeds, search engine marketing and other third-party marketing channels. We are also experimenting with new referral partners through other channels where we have seen encouraging early results. Lastly, 9% of our new borrowers come from our borrower referral program cumulatively as of March 31, 2018.

Expand funding partners

        We will expand our sources of funding, as we continue to receive significant interest from funding partners on the strength of the risk adjusted returns we facilitate and our association with Qihoo 360. We intend to diversify our institutional funding partner base, aiming to add three partners per quarter in the near term. We will continue to surround these partners with increasingly sophisticated technology tools, reinforcing our enablement model. At the same time, we will continue to evaluate our retail funding strategy. We expect these two initiatives will improve our funding stability and the stickiness of capital.

Expand product offerings

        Our singular focus on 360 Jietiao has provided the expertise and trust to effectively broaden our product suite and introduce more scenario-based products. For our current product suite, we believe we can leverage our established infrastructure to provide borrowers using our platform with more tailored loan products, such as larger loans with longer tenors, more diversified payment schemes and customized pricing where a borrower can transparently control the interest rate by adjusting certain loan features. In addition, we will also launch more scenario-based products to capture various consumption needs of a larger borrower base. We believe this will attract a greater number of borrowers while also allowing our offering set to evolve alongside the consumer finance needs of our existing borrower base.

Continue to develop and deploy artificial intelligence and risk management

        We continue to invest in artificial intelligence and view more extensive deployment as a means to grow our addressable market. We will continue to develop and apply artificial intelligence across all business functions, to achieve more efficient and precise borrower acquisition, more optimal risk management, and higher operational efficiency. For instance, the percentage of applicants for whom we are unable to approve due to lack of data has fallen as we have developed and applied artificial intelligence and other advanced analytical methods to our underwriting process. We expect continued investment will expand our approved application pool even further, while also helping to manage operating costs as we further implement automated borrower and collection services.

Opportunity to grow capital light origination model

        We intend to develop a technology services offering for our funding partners under a capital and guarantee light model under which we take no guarantee liability. We recently launched such an offering whereby we provide technology support and expertise to funding partners for a fee based on loan origination volumes, and without retaining risks or credit risk exposures associated with the loans. This model will allow us to diversify our revenue streams and reduce the capital intensity of our growth strategy over time. For the month ended June 30, 2018, around 4.5% of loan originations were capital and guarantee light. We intend to expand the percentage of loan originations that are capital light in the future.

Our Products

        Our core product is an affordable, digital revolving line of credit allowing multiple loan drawdowns, with a convenient application process and flexible loan tenors. Our product is provided under the 360 Jietiao brand ("360  " in Chinese, which means "360 notes").

        Our borrower engagement begins with a credit application which typically takes less than five minutes. Once approved, a prospective borrower is granted a line of credit, with a principal amount ranging from RMB1,000 to RMB200,000 (approximately US$154 to US$30,739), for drawdowns based on specific needs. When an approved borrower makes a drawdown request, we and our funding partners then complete separate credit assessments. Once a drawdown is approved, a borrower may elect a loan tenor best suited for her financial needs, in fixed terms of one month, three months, six months or twelve months, to be repaid in monthly installments.

        As of March 31, 2018, we have approved credit lines for 4.7 million users, with an average credit line per user of approximately RMB11,000 (US$1,691). The volume of loan origination in the three months ended March 31, 2018 was RMB14.8 billion (US$2.3 billion). The outstanding balance of all loans made through 360 Jietiao as of March 31, 2018 was RMB17.4 billion (US$2.7 billion). The average loan tenor for the loans we originated as of March 31, 2018 is 7.6 months, weighted by loan origination volume.

Product pricing

        We establish loan pricing using our proprietary algorithm based Cosmic Cube Pricing Model, which considers factors such as a borrower's credit score, known as an A-Score and the requested terms of the loan in setting a price.

        A borrower's A-Score is set by our Argus Risk Management Model, or Argus RM Model reflecting our proprietary, individual credit assessment. The A-Score is assigned based solely on Argus RM Model and is used to sort borrowers by perceived credit risk. Our Cosmic Cube Pricing Model, which improves in real-time through self-iteration, considers the A-Score, on-going behaviors of our borrowers, as well as other traditional underwriting variables in establishing a price. We believe our pricing algorithm serves as a competitive advantage in enabling us to effectively match the risk appetites of our funding partners with the credit profiles of our borrowers, addressing our borrowers' financing needs while providing attractive risk-adjusted returns to our funding partners.

        A repayment schedule for credit drawdowns is presented to the borrower in the form of a monthly installment payment including loan principal, the interest charged by our funding partners, our service fees for underwriting and servicing the loan and the service fees for the guarantee company, as applicable. A penalty fee is also imposed for late payment. Loan pricing is clearly disclosed to the borrower upon drawdown approval.

        The price of a loan is presented in the form of an APR and ranges from 9% to 36%, which is in compliance with applicable and recently revised regulations. Given our prime borrower base, 62.1% of loans outstanding as of March 31, 2018 were priced below 24%. As our risk management capabilities improve, we intend to broaden our borrower base, to start covering the near-prime segment.

        The following table provides a historical breakdown of loans by APR:

	Period from the inception date to December 31,		For the year ended December 31,		For the Three Months Ended March 31,
	2016		2017		2018
	(RMB in millions, except for percentages)
Price Range	Amount of Loan Originated	%	Amount of Loan Originated	%	Amount of Loan Originated	%
9% to 18%	246	76.6	5,871	48.1	6,293	36.1
18% to 24%	75	23.4	3,312	27.1	4,519	26.0
24% to 28%	0	0.0	827	6.8	2,235	12.8
28% to 34%	0	0.0	548	4.5	1,768	10.2
34% to 36%	0	0.0	1,645	13.5	2,599	14.9

Total	321	100	12,203	100	17,414	100

        As a borrower establishes a repayment history with us, Argus RM Model will continuously re-evaluate borrower credit profiles, enabling us to offer borrowers with stronger credit profiles higher credit limits and occasionally lower pricing, particularly in cases of borrowers with longer, cleaner credit histories. We believe that by routinely refreshing and refining our borrowers' credit profiles and proactively offering tailored pricing, we catalyze personal, long-term borrower relationships, supporting retention.

Our Borrowers

Borrower profile

        We target the large and growing Chinese population of young prime borrowers between 18 to 35 years old, with established credit histories and low default risk, but underserved by the traditional financial institutions. According to Oliver Wyman, as of the end of 2017, there were approximately 361 million prime borrowers in China, accounting for 31% of the financially active population and having an outstanding balance of RMB3.4 trillion (US$0.5 trillion). However, prime borrowers typically have credit cards with low credit limits as compared to developed market peers. According to Oliver Wyman, around 30% of credit card holders in China have a credit limit below RMB10,000 (US$1,537).

        As of March 31, 2018, we had a total of 4.7 million users with approved credit lines, of whom 83% held credit cards and 75% were between 18 to 35 years old. We extend an average credit line of RMB11,000 (US$1,691).

        Our borrowers are generally drawn to our platform for supplemental credit solutions. We believe our borrowers choose us for an ease of use beginning with our streamlined credit application and extending to the flexibility to make drawdowns at any time.

        In addition to tracking total borrowers on our platform, we also measure performance by monitoring our utilization rates and loss rates. Our historical first year utilization rate is 198.2% and our M3+ delinquency rate as of March 31, 2018 was 1.1%.

        We believe our high levels of utilization coupled with low delinquency rates reflect our borrowers' loyalty and creditworthiness. We will continue, in the near-term, to target the prime borrower group while gradually and deliberately broadening to the near-prime borrowing segment over time.

Borrower acquisition

        Qihoo 360 has historically been our most important borrower acquisition channel, providing us with 29% of our accumulated borrowers since our inception. We access many of these borrowers through our mobile app which is built into Qihoo 360 products, accessible to the Qihoo 360 user base of one billion devices and 515 million monthly active users.

        We are improving our targeted marketing capabilities leveraging big data analytics. We generate target borrower profiles based on our registered user and borrower base, collaborate with some of our major third-party channel partners to co-develop analytics algorithms based on anonymous borrower information, and then mirror the target borrower profiles to a much larger user base of our channel partners. Our channel partners can distribute targeted advertisements to their users according to specific rules and instructions based on the analytics algorithms. This provides a meaningful precision marketing advantage as we maintain a conversion rate of 53% among external channel partners since our inception through March 31, 2018.

        Lastly, we have initiated a borrower referral program which contributed 9% of our new borrowers cumulatively as of March 31, 2018.

Our Funding

        We have a stable and diversified base of funding partners. In addition to matching borrowers with funding sources, we also provide incremental credit assessment, collection and other services to facilitate transactions for a substantial portion of loans originated through our platform. We primarily rely on our diversified financial institution funding partners, while also have access to retail investor base through a peer-to-peer institutional partner. With sufficient and strong funding commitment, we have the flexibility to adjust funding mix subject to market condition. For our cumulative loan originations as of March 31, 2018, financial institutions accounted for 79.8%, peer-to-peer institutional partner accounted for a 17.3%, and our online microcredit company accounted for 3.0%.

Institutional funding partners

  Financial institutions

        We refer qualified borrowers to institutional funding partners, who may elect to underwrite loans based on respective risk appetites. Our financial institution funding partners are primarily commercial banks and licensed consumer finance companies with lower funding costs, more comprehensive compliance protocal and more conservative risk management infrastructures compared with other lending market participants. As required by a small number of financial institution funding partners, some of our loans are funded and disbursed indirectly through trusts and asset management plans. We are considered the primary beneficiary of the trusts and asset management plans and consolidate their assets and liabilities on our balance sheet.

        The value proposition we offer our financial institution funding partners includes risk management technical support, nationwide borrower acquisition and risk adjusted returns. Our technology infrastructure integrates directly with the risk management systems of financial institution funding partners, providing them with a more seamless and real-time risk management experience. We provide our financial institution funding partners, who are often operating at local levels through offline branches, an opportunity to acquire borrowers throughout China. The expected return of our financial institution funding partners is typically above 6.5%.

        CloudBank is our workflow system capable of processing millions of transactions each day. CloudBank integrates with our financial institution funding partners' loan disbursement, credit decision, and payment clearance systems. The primary benefit is to facilitate automated matching with borrowers based on pre-defined risk appetites, all with minimal manual intervention, allowing funding within minutes. CloudBank is also the system powering work and information flow around loan servicing.

        Outstanding balance of loans funded by financial institution funding partners increased from RMB0.3 billion as of December 31, 2016 to RMB9.6 billion (US$1.5 billion) as of December 31, 2017, and further to RMB12.5 billion (US$1.9 billion) as of March 31, 2018, a reflection of our stronger collaboration with financial institutions as we have grown.

  Peer-to-peer institutional partner

        We have access to retail investor base by collaborating with Beijing Zixuan, a subsidiary of Beijing Qibutianxia and a related party, which matches our borrowers with individual investors and facilitates loan funding. We retain the flexibility to evaluate retail funding strategy based on market and regulatory environment.

  Guarantee for funding partners

        We provide guarantee for defaulted loans in response to funding partners' needs. Historically we set aside certain deposits in bank accounts designated by funding partners as guarantee which is used to compensate funding partners for default principal and interest. Following the recent regulation change, particularly the Circular 141 that came into effect in December 2017, we have been actively modifying our practice to maintain in full compliance.

        We started to engage licensed third-party guarantee companies to guarantee loans originated through our platform, and we often in addition provide back guarantee to these guarantee companies at their requests. We also recently set up our own licensed guarantee company that we intend to utilize to provide guarantee to institutional funding partners. Since the second quarter of 2018, we also explored with our funding partners and started offer loan products for which we retain no credit exposure.

        For the three months ended June 30, 2018, a majority of loans we facilitated for institutional funding partners were either guaranteed by licensed third-party guarantee companies or did not require guarantee where we retain no credit exposure.

Our online microcredit company

        In March 2017, we established an online microcredit company, Fuzhou Microcredit, which obtained regulatory approval and was issued a microcredit license to fund loans directly. In the year ended December 31, 2017 and three months ended March 31, 2018, RMB1,329 million (US$201 million) and RMB36 million (US$6 million) of credit drawdowns were funded through our online microcredit company, representing approximately 4.3% and 0.2% of the total amount of loans originated by us during such period, respectively.

        All loans funded by Fuzhou Microcredit were originated through our platform and we record such loans on our balance sheet. At March 31, 2018, Fuzhou Microcredit had registered capital of RMB500 million.

Our Proprietary Models and Data Analysis

        We power much of our advanced data analysis through two proprietary models; the Argus RM Model and the Cosmic Cube Pricing Model, each of which are described below:

Argus RM Model

        The Argus RM Model plays a significant role in our fraud detection, credit assessment and collections functions. Argus RM Model is empowered with artificial intelligence, including machine learning, which assist Argus RM Model's decision making across the lifecycle of a loan. Argus RM Model's primary function includes:

  •
  Fraud detection.  Argus RM Model is employed to conduct the initial fraud screen of a prospective borrower, providing an F-Score which is a proprietary metric representing the quantification of an estimate of fraud risk, and influencing the loan evaluation and approval process.

  •
  Initiate credit assessment.  Argus RM Model is employed to conduct the initiate credit assessment of a prospective borrower, providing an A-Score which is a proprietary metric representing the quantification of creditworthiness, akin to a traditional credit score, and used to establish credit limits and set pricing through the Cosmic Cube Pricing Model.

  •
  On-going credit assessment.  Once a borrower has established a three month history on our platform, the initial credit assessment (A-Score) will be replaced with a B-Score, supplementing the initial credit assessment with borrowing and repayment history. The B-Score is refreshed upon any drawdown request as well as on a monthly basis.

  •
  Collection strategy: Argus RM Model is employed to create a delinquent loan collection strategy, based on our understanding of the borrower, and which collection method to which the borrower may be most responsive. Based on such analysis, a C-Score will be assigned to each delinquent borrower to assist our collection process, indicating the difficulties in collection. Argus RM Model also guides the collection outreach to the extent it is automated.

Cosmic Cube Pricing Model

        Our Cosmic Cube Pricing Model develops a personalized price based on the A-Score for new borrowers and B-Score for existing borrowers on our platform for more than three months, as well as other borrower and underwriting factors. The price will be articulated in the form of an APR. We subject our Cosmic Cube Pricing Model to real-time iteration through the application of machine learning techniques, deriving additional insights from the data we generate and consume. These insights can be used to adjust a borrower's rate over time, as well as influence our broader pricing strategy across borrowers.

Our Transaction Process

        Since inception, more than 12.5 million loans have originated through our platform. We connect individual borrowers with various funding partners and sources and provide a highly automated transaction process including application, fraud detection, credit assessment, matching, and post-loan repayment and servicing, as illustrated below:

Note:
the transaction process may vary based on the applicable collaboration model between us and our funding partners and status of borrowers.

        Our streamlined processing is accomplished through automation, which drives almost the entire process from credit application through servicing and collection. Behind our processing capabilities are a series of powerful, interconnected, proprietary workflow and decision engines. Our Argus RM Model drives fraud detection, credit assessment and loan servicing. Our Cosmic Cube Pricing Model drives personalized loan pricing. Our CloudBank system facilitates seamless integration with funding partners' lending systems. These systems serve as part of a technology infrastructure which underlies a transaction process that can take as little as five minutes and is detailed below:

Step 1: Paperless credit application

        Our prospective borrowers arrive on our mobile platform from a variety of distribution channels, including Qihoo 360 product portals and app stores, among others. Prospective borrowers can initiate applications online anytime, anywhere through our mobile app by providing the following:

  •
  authorized access to location service of the mobile device;

  •
  a cellphone number with a one-time code verification via SMS;

  •
  facial identification;

  •
  a PRC ID card information;

  •
  bank account information;

  •
  an emergency contact or conduct real-name verification with phone operator; and

  •
  authorization to collect other information for fraud detection and credit assessment purpose.

        The credit application typically takes less than two minutes, after which we initiate a borrower profiling and fraud detection process.

Step 2: Borrower portrait and fraud detection

        For new borrowers, upon submission of a complete application, our system begins the process of building a borrower profile for the purpose of fraud detection. Our system leverages borrower information provided with the application, proprietary borrower information from Qihoo 360 if the borrower is a user of Qihoo 360, and behavioral and social information from external data sources. For repeat borrowers, historical loan performance is an added, highly instructive input.

        Once aggregated, data is automatically reviewed by our Argus RM Model to identify signs of fraudulent behavior. Approximately 95% of applications are reviewed automatically and instantly without human intervention. Applications without signs or indications of fraud are then subjected to a credit assessment.

        Since inception and up to March 31, 2018, we have achieved a 0.2% loss rate due to fraudulent application.

Step 3: Credit assessment and lead matching by 360 Finance

        For applicants passing our fraud detection test, our Argus RM Model will automatically initiate a detailed credit assessment and generate a proprietary credit score for each borrower. The credit score will serve as a critical input in establishing both a credit limit as well as a price for the borrower upon final approval.

        In parallel, our system will allocate leads to selected funding partners. The allocation process begins with an automatic comparison of the prospective borrower profile to the respective underwriting criteria of our funding partners, as provided by our respective funding partners, including risk preferences and funding capacity. Once our algorithm has identified potential funding partner matches, we communicate the details of the credit application through CloudBank.

        The credit assessment and initial outreach to funding partners is instant.

Step 4: Independent credit assessment by funding partners

        Through CloudBank, we provide our funding partners with a borrower's credit application to facilitate an independent credit assessment based on each respective funding partner's individual credit process and consistent with regulatory guidelines. Following an independent credit assessment, each funding partner who received a lead will respond indicating approval or rejection, and in the case of approval, their maximum, funding-partner level credit exposure. All funding partner commitments are subject to aggregated funding limits established between the respective funding partner and us. Funding partner underwriting results are communicated to us, after which a decision on the credit line and the interest rate is made and communicated to the borrower.

        Our funding partners typically provide and communicate a credit assessment within five minutes.

Step 5: Funding and drawdown

        Once a credit application is approved and matched, a borrower may request a drawdown at any time, including immediately, subject to her credit limit. Upon receipt of a drawdown request, our Argus

RM Model completes a simplified credit assessment ensuring continued qualification for drawdown. Our funding partners will be notified of the drawdown request and will also complete a simplified credit assessment. Once the drawdown request is approved by both us and our funding partners, our funding partners will disburse loans directly to borrowers. For each drawdown, we ask borrowers to upload relevant payment receipts to verify the use of loan proceeds.

        The funding and drawdown process, including the credit assessment, will typically take less than five minutes.

Step 6: Payment, service and collection

        Borrower payments include the repayment of principal and payment of interest. Payments are made by borrowers directly to our funding partners, who will subsequently pay us corresponding service fees. In certain cases our funding partners' internal payment clearance systems do not allow direct payments from borrowers, payments will be made through third-party channels. Our funding partners obtain pre-authorizations from borrowers for instalment payments on scheduled dates without manual confirmation.

        We service all loans on our platform, and significantly leverage our artificial intelligence infrastructure. Our loan servicing platform allows us to monitor the performance of outstanding loans on a real-time basis with an embedded payment tracking function and automatic overdue notifications through our mobile app or mobile messaging.

        Once a payment is overdue, we initiate our collection process when Argus RM Model prescribes a first approach based on our understanding of the borrower. The first outreach is typically an instant message sent immediately upon an overdue payment. Subsequent outreach for loans up to 60 days delinquent are processed by our call center and collection attempts for loans more than 60 days overdue are outsourced to external professionally trained collection companies for collection.

Risk Management

        We believe our industry-leading risk management capabilities are a key competitive advantage allowing up to scale.

Data aggregation

        We believe large volumes of high quality data differentiate online consumer lending platforms, and we have a meaningful competitive advantage based on our proprietary data collection abilities, our collaboration with Qihoo 360 and other third-party providers.

        Our Argus RM Model aggregates and structures borrower data we have collected in an automated and efficient way relying on our algorithm. As of March 31, 2018, we have generated profiles for 41 million registered users.

Behavior analysis and fraud detection

        Fraud is the single largest source of credit-related loss within the online consumer finance industry today. Our underwriting process is differentiated, we believe, based on our fraud detection capabilities. Through our Argus RM Model, we marry data aggregation with fraud detection capabilities as follows:

  •
  Identity authentication.  We use facial recognition technology and other tools and processes leveraging internal and external data sources to verify the identity of a prospective borrower, denying those applications completed with what we believe to be a false identify.

  •
  Blacklist filtering.  We maintain a real-time list of suspicious devices and accounts referred to as a blacklist and to which we have automated access. We refer to the blacklist as well as fraud histories provided by third-party institutions to filter prospective borrowers with high fraud risks.

  •
  Anti-fraud algorithms.  We filter borrowers through the use of anti-fraud algorithms based on machine learning :

  •
  we utilize supervised machine learning processes to learn from known fraud behavior patterns, training our algorithms to develop rules to identify similar patterns and deny suspicious applications;

  •
  we utilize unsupervised machine learning to run anomaly detection to detect individual and aggregated abnormal patterns to identify unknown fraud behaviors; and

  •
  we conduct a social network analysis, connecting seemingly unrelated factors to often detect fraud schemes.

  How we put our advanced technology and data into practice: fraud detection

        In many cases, we use information covering prospective borrowers to complete a credit assessment, such as the location and movement of the device. Several behavior patterns, for instance, are often indicative of fraud, such as:

  •
  Detecting that a certain device is used for applications across multiple accounts;

  •
  Detecting that a device has been stationary while the application has been continously active; and

  •
  Detecting that a large number of credit applications from a large number of devices from the same Wi-Fi network.

        In such cases we will flag the credit application or drawdown request as highly suspicious and subject to additional diligence.

        We also combat fraud through social network relationship analyses, which are based on communication histories we collect from the prospective borrowers. We match borrower communication contacts against blacklists and other lists of suspicious individuals and devices to identify potential fraud. Such analyses are particularly helpful in identifying organized fraud schemes. In one example, we observed a sudden increase in credit applications. In certain circumstances a sudden rise in applications may be caused by successful marketing efforts or coincidence. However, our fraud detection team ran a multifaceted variable analysis including region allocation and communications between the prospective borrowers, eventually identifying several key individuals around whom the large group of applicants was connected socially. We determined that it was a large, organized fraud scheme and we turned down those fraudulent applicants, preventing potential losses.

Proprietary credit scoring and risk models

        When a credit application is deemed to not represent a fraud risk, it is then subjected to the credit assessment module of our Argus RM Model. This module will select and analyze approximately 3,000 variables associated with a given credit application. The variables which Argus RM Model analyzes are selected based on the perceived risk profile of the borrower. Argus RM Model ultimately generates an A-Score to quantify a borrower's credit profile. Prospective borrowers with higher A-Scores are granted higher credit limits. The A-Score is then directed to the Cosmic Cube Pricing Model for pricing.

        The following table provides a breakdown by A-Scores by credit performance (delinquency) as of March 31, 2018:

	As of March 31, 2018
	Outstanding Balance		Delinquent Performance
	RMB in millions	%	3 - 30 days	31 - 60 days	61 - 90 days	Above 91 days
A Score Range
600–	313.8	1.8	1.71%	1.27%	1.92%	14.39%
600 to 630	2,130.7	12.2	1.31%	0.79%	0.95%	3.26%
630 to 660	6,402.5	36.8	0.68%	0.35%	0.34%	0.87%
660 to 690	6,188.0	35.5	0.32%	0.14%	0.12%	0.24%
690+	2,179.3	12.5	0.18%	0.04%	0.05%	0.09%
NULL*	200.2	1.2	0.65%	0.38%	0.18%	0.32%

Total	17,415	100.0	0.58%	0.31%	0.33%	1.08%

Note:
"NULL" stands for loans not marked with a specific A-Score due to technical incidents.

        We continuously monitor our borrowers and conduct a credit assessment each time a borrower requests a drawdown. Three months after an A-Score is assigned, we will assign each borrower a B-Score which considers thousands of variables and data points collected since initial credit approval. The B-Score is used to evaluate whether to adjust credit limits or pricing. The B-Score replaces the A-Score for the purpose of future credit assessment and re-evaluation. The B-Score is reevaluated each time the borrower applies for a drawdown and at the end of each month. Given that we have a first year utilization rate of 198.2%, we expect the B-Score, reflecting the latest borrower behavior, to play a prominent role in our overall risk management effort.

Collection

        We believe we optimize the collection process for delinquent loans based on the use of a C-Score we assign to each borrower in default using Argus RM Model. The C-Score processes data from historical collection efforts to automatically identify the most efficient channel for collection, including text messages, mobile app push notices, AI initiated collection calls, human collection calls, emails or legal letters. We also outsource our collection to third-party collection service providers, particularly after 60 days of delinquency.

        We have built an AI-powered collection and borrower service system based on automatic speech recognition, text-to-speech and natural language processing technologies. Our collection system can conduct automatic outbound calls in batches and interact with our borrowers. We assess the appropriateness of AI-driven communication, and will adjust the approach and tone of the system, based on the risk level and the type of collection. This assessment is conducted automatically and we leverage the capability for all early-stage notification, contact confirmation and basic collection negotiations, while focusing our collection team on complicated collection cases, or other challenging interactions as identified by our system, to increase our operational efficiency and reduce our collection costs.

        We have an internal collection team and we also use certain third-party service providers. Typically within the first 60 days of the default we use our internal collection team to monitor collection efforts and execute our collection strategy. Once a delinquency period exceeds 60 days, we pass the collection work to third-party service providers for cost efficiency. However, we maintain close supervision over our third-party service providers to ensure their collection process conforms with our internal policies. For example, we perform random examinations of collection call records.

        We closely monitor our collection performance. Our annual M1-M0 collection rate of 2017 is 91.0%.

Privacy protection

        We dedicate to privacy protection of our borrowers during our risk management process, and we adopt policies to make sure we always obtain users' consent for our use of data and enquire from other sources of their information. We also obtain consent from our borrowers to use the data collected by Qihoo 360 for risk management purposes at the registration stage. All Qihoo 360 data we relied on for risk management purposes is provided on a machine-readable-only basis, without subject to any human review or intervention. We can only access to the output of such credit analysis to eliminate the possibility of data leakage or unnecessary privacy invasion as much as possible. We also rely on our technologies and internal policies to prevent our systems from being infiltrated or exploited maliciously for data theft purpose.

        Furthermore, in line with our commitment to protection of borrowers' privacy, we do not leverage Qihoo 360's rich and proprietary user data by gaining direct access to such user data. Instead, we offer Qihoo 360 our artificial intelligence and other advanced data tools to enable it to develop algorithm that can translate complex user data into insights relating to a user's financial status and creditworthiness. In return, Qihoo 360 provides us with access to such insights by allowing us to conduct query searches for credit analysis and risk management purposes. In this way, we capitalize on Qihoo 360's valuable user data set but avoid unnecessary privacy invasion.

Technology & Security

        We are a technology-driven company and we have completed registration of our software products. The success of our business is dependent upon our technological capabilities which deliver a superior borrower experience, protect information on our platform, increase operational efficiency and facilitate continued innovation. Our innovation efforts are driven by a strong research and development and technology support team which as of March 31, 2018 accounted for 44% of our total employees.

        Principal components of our technology infrastructure include:

  •
  Data science.  Data science contributes to many elements of our business and operations, extending across an entire borrower lifecycle. Our Argus RM Model allows us to aggregate and assess thousands of data points to build a comprehensive profile for each borrower which guides fraud detection, credit assessment and general borrower behavior, useful in anticipating our borrowers' needs. Our Cosmic Cube Pricing Model then applies similar data science strategies in establishing pricing. We have also developed our network relationship database with tens of billions of connecting points for fraud detection purpose. The algorithms powering the majority of our decision systems iterate in real-time through machine learning, allowing us to promptly identify and correct operational issues.

  •
  Artificial intelligence.  We have identified specific applications for AI across our platform, notably around precision marketing, rapid underwriting and post-loan management and collections. We consistently update our capabilities through machine learning. For instance, our fraud detection and credit assessment capabilities are based on the self-learning of the Argus RM Model, which consistently re-evaluates statistically significant variables and re-develops policies around borrower assessment. A key benefit of AI is the automation of many of our processes. We can generally process a credit application from submission through drawdown approval without material human intervention, achieving massive operational efficiency. For instance, our AI-powered voice system, which we apply to the collection of delinquent loans, has reduced our collections staff significantly and empowered the remaining staff to be more efficient and effective. Lastly, we are in the process of evaluating applications of blockchain across our business model.

  •
  Security.  We are committed to maintaining a secure online platform. Our platform benefits from the expertise of the Qihoo 360 platform as many of our employees, across all levels, came from Qihoo 360 and contributed to building that business into China's leading internet security platform. Our focus on security provides operational benefits, as borrowers are more willing to share sensitive information with us, we believe, because of our security reputation. Key security features are as follows:

  •
  Our firewall monitors and controls incoming and outgoing traffic 24 hours per day;

  •
  Our servers are managed by Qihoo 360 and as such are both physically and virtually isolated with the intensive security protocols; and

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  All transmission of borrower information is encrypted.

    We have also adopted a series of policies on internal controls over information systems and network access management. We maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security. Such efforts include having Qihoo 360's software and mobile apps security team scan and reinforce our software and applications.

  •
  Stability.  We operate on the Qihoo 360 private cloud. Our systems infrastructure is hosted in data centers at three separate locations in Beijing and Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts a modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable.

  •
  Scalability.  With a modular architecture our platform can be easily expanded as data storage requirements and borrower visits increase. In addition, load balancing technology helps us improve the distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time. Meanwhile, we have built our system in a partner-friendly approach as we provide flexible options to our partners regarding the scope of the data to be provided as well as how the data is provided. With such flexibility, we can cut a considerable amount of time and monetary cost in synchronizing the systems of ours and our partners'. For instance, it typically takes one to two weeks for us to develop our system access to a new partner's system, which is a key selling point when prospective funding partners evaluate joining our platform.

Competition

        The online consumer finance industry in China is intensely competitive. We compete with other online finance platforms targeting prime borrowers, including technology giant backed internet consumer finance platforms, and independent internet consumer finance platforms. Meanwhile, we also compete with other online consumer finance platforms for funding, data and other third-party services. Principal methods of competition include enhancing data analytics capabilities, engaging borrowers cost-effectively and strengthening funding sources.

        As evidenced by our market leadership, we believe that our user-friendly product design, proprietary risk management system and our ability to offer affordable credit products make us more attractive and efficient to both borrowers and institutional funding partners. We anticipate that more established internet, technology and financial services companies that possess large, existing borrower bases, substantial financial resources and established distribution channels may also enter the market in the future. We believe that our brands, scale, ecosystem, historical data and performance record provide us with competitive advantages over existing and potential competitors.

        As the online consumer finance industry in China is new and evolving, publicly available information regarding the industry, our competitors and their respective market share may be unreliable, and such information is based, at least partly, on estimates.

Employees

        We had 247, 465 and 510 employees as of December 31, 2016 and 2017, and March 31, 2018, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2016 and 2017, and March 31, 2018:

	As of December 31,
			As of March 31, 2018
Function:	2016	2017
General and administrative	52	61	63
Operations	26	150	140
Products	15	28	47
Research and development	79	107	117
Risk management	56	96	106
Sales and marketing	19	23	37

Total	247	465	510

        As of March 31, 2018, we had 343 employees in Shanghai, 81 employees in Beijing, 80 employees in Shenzhen and the rest in different cities in China.

        We will establish two new companies in Beijing and Shenzhen, and will transfer employees based in Beijing and Shenzhen to these two new companies.

        As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

        We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for up to two years after the termination of his or her employment, provided that we pay compensation equal to 20% of the average monthly compensation of the prior 12 months of his or her employment during the restriction period.

        We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Facilities

        Our corporate headquarters is located in Shanghai, where we lease office space with an area of 3,314 square meters as of the date of this prospectus. We also lease an area of 1,253 square meters in Fuzhou and an area of 743 square meters in Shenzhen. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from 12 months to 3 years. Our servers are primarily hosted at internet data centers owned by Qihoo 360 and located in Beijing and Shanghai.

We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Intellectual Properties

        We regard our trademarks, domain names, software copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of patent, copyright, trademark and trade secret laws in China, as well as license agreements and other contractual protections, to protect our proprietary technology.

        As of March 31, 2018, in China, we have four trademarks pending approval in China, including Anxin Jietiao. We have twelve registered software copyright in China. We are also the registered holder of four domain names in the PRC.

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See "Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position." and "Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations."

Insurance

        We maintain property insurance policies covering certain equipment and other property that are essential to our business operations to safeguard against risks and unexpected events. We also provide social security insurance including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated defined contribution plan for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

        We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention.

REGULATIONS

        This section sets forth a summary of the main PRC laws, regulations, judicial interpretations and other rules applicable to our current business and operations.

Regulations on Foreign Investment Restrictions

The Draft PRC Foreign Investment Law

        In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, or the Draft Foreign Investment Law, for public review and comments. The Draft Foreign Investment Law illustrates the criteria which determine whether an entity is considered an FIE. An entity operating a business in China but "controlled" by foreign investors is considered an FIE, which will be subject to restrictions under existing PRC laws and regulations on foreign investments in certain categories of industries. "Control" under the Draft Foreign Investment Law means: (i) holding 50% or more of the voting rights of the enterprise; (ii) holding less than 50% of the voting rights of the enterprise but having the power to secure at least 50% of the seats of the enterprise's board of directors or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, through contractual or trust arrangements, over the enterprise's operations, financial matters or other key aspects of its business operations. According to the Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs and subject to restrictions on foreign investments if they are ultimately "controlled" by foreign investors. However, the Draft Foreign Investment Law does not specify what actions will be taken with respect to existing companies with "variable interest entities" or "VIE" structures, whether or not these companies are deemed to be controlled by Chinese parties. Furthermore, it is still uncertain when the Draft Foreign Investment Law will be signed into law and whether the final version will differ substantially from the current Draft Foreign Investment Law. When the Foreign Investment Law becomes effective, the three existing laws regulating foreign investments in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law, together with their implementing rules and ancillary regulations, will be repealed.

Regulations on foreign investment industries

        The National Development and Reform Commission and the MOFCOM issued the Guiding Catalog for Foreign Investment Industries (2017 Revision), in June 2017. In accordance with this catalog, foreign investment industries are divided into three categories: the "encouraged category," the "restricted category" and the "prohibited category," and industries not mentioned, in these three categories, are generally deemed permitted. The Foreign Investment Catalog is subject to review and update by the Chinese government from time to time. Moreover, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2018 version) (the "Negative List") on June 28, 2018 and will become effective as from July 28, 2018. The Negative List repeals the "restricted" and "prohibited" categories stipulated in the Foreign Investment Catalog. Pursuant to Interim Provisions on the Investment of Foreign-invested Enterprise in China implemented in September 2000 and most recently amended in October 2015, foreign investment enterprises may invest in encouraged and permitted projects in the PRC, but shall not invest in prohibited projects.

        Pursuant to the Interim Administrative Measures on the Record-filing of the Incorporation and Changes of Foreign-invested Enterprises (2018 Revision) implemented on June 30, 2018 and the Foreign Investment Catalog, the foreign-invested enterprises, whose incorporation and changes involve no approval under the special entry management measures stipulated by the State, shall be subject to the administrative measures on registration and within 30 days of the occurrence of the following change events, complete the registration of changes online procedure: (i) changes of basic information of foreign-invested enterprises; (ii) changes of basic information of investors of foreign-invested enterprises; (iii) changes of equity (share) on cooperation interest; (iv) merger, division and termination; (v) pledge or transfer of property interests of foreign-invested enterprises to external parties; and (vi) other regulated changes. The changes of foreign-invested enterprises which subject to the approval under the special entry management measures, shall apply for approval procedures in accordance with relevant foreign investment laws and regulations.

Regulations on value-added telecommunications services

        The Telecommunications Regulations of the PRC issued by the PRC State Council in September 2000, as most recently amended in February 2016 set out a regulatory framework for telecommunications service providers in the PRC. Under the these regulations, telecommunications service providers are required to procure operating licenses for basic telecommunications services and licenses for value-added telecommunications services, or VATS License. In July 2017, the MIIT, issued the Administrative Measures for the Telecommunications Business Operating Permit which took effect in September 2017 and invalidated the prior telecommunications permit measures issued in 2009. These measures regulate that a commercial operator of value-added telecommunications services must first obtain the VATS License and conduct its business in accordance with the specifications listed in the VATS License, providing more detailed requirements and procedures for the value-added telecommunications services industry. In September 2000, the PRC State Council promulgated the Administrative Measures on Internet Information Services, which as amended, became effective in January 2011. The measures define "internet information services" as the services providing information through the internet to online users and further divide such services into "commercial internet information services" and "non-commercial internet information services." In accordance with the aforementioned regulations, commercial internet information services operators must obtain a VATS License from the competent government authorities before engaging in any commercial internet information services business in the PRC.

        The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, issued by the PRC State Council in December 2001 and amended in September 2008 and February 2016, respectively, clarify that foreign-invested value-added telecommunications enterprises may only be Sino-foreign equity joint ventures, whose foreign equity ownership may not exceed 50%, except for online data processing and transaction processing businesses (operating e-commerce businesses) which may be 100% owned by foreign investors. Furthermore, those foreign-invested value-added telecommunications enterprises are required to have a good track record and operational experience in value-added telecommunications businesses.

        Additionally, in July 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Businesses, which regulates that foreign investors can only operate telecommunications businesses in China through telecommunications enterprises with valid telecommunications business operation licenses and prohibits a domestic company that holds a VATS License from leasing, transferring or selling such license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China.

        To comply with the aforementioned foreign investment restrictions, we provide those commercial internet information services for which a VATS License is required through Shanghai Qiyu. As of the date of the prospectus, Shanghai Qiyu has not obtained a VATS License.

Regulation on Online Finance Services Industry

General regulations on internet finance service

        In July 2015, the Guidelines on Promoting the Healthy Growth of Internet Finance, were promulgated by ten PRC regulatory agencies, including the People's Bank of China, or the PBOC, the MIIT and the China Banking Regulatory Commission, or the CBRC, defining "online lending." Online lending under the Fintech Guidelines includes peer-to-peer online lending, meaning the direct loans between investors and borrowers through the internet, and online microcredit, meaning the small-sum loans through the internet by online microcredit companies.

        In April 2016, the General Office of the PRC State Council issued the Implementing Proposal for the Special Rectification of Internet Financial Risk, which emphasizes the legitimacy and compliance of the internet finance service industry and specifies the rectification measures regarding the internet finance business and the institutions engaged in the internet finance business.

Regulations on private lending

        According to the PRC Contract Law, promulgated in March 1999 and effective as of October 1, 1999, a loan contract between natural persons becomes effective when an individual lender provides a loan to an individual borrower. In addition, pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor's rights, the assignee is entitled to the creditor's rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. In addition, CBRC's Official Reply to Related Issues on the Legal Validity of Commercial Banks Transfer Credits to Non-Finance-Institutional Social Investors, dated February 5, 2009 confirms that commercial banks may transfer the creditor's rights to social investors such as natural persons, legal persons or other institutions except finance institutions.

        In August 2015, Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretation, issued by the Supreme People's Court, effective in September 2015, demonstrates that private lending is defined as financing between individuals, legal entities and other organizations. The Private Lending Judicial Interpretation establishes that private lending contracts are to be upheld as valid in the absence of (i) relending of funds to a borrower who knew or should have known that the funds were fraudulently obtained from a financial institution; (ii) relending of funds to a borrower who knew or should have known that the funds were borrowed from other enterprises or raised by the company's employees; (iii) lending of funds to a borrower wherein the investor knew or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (iv) violations of public orders or good morals; or (v) violations of mandatory provisions of laws or administrative regulations. In addition, pursuant to the Private Lending Judicial Interpretation, lending agreements between private lenders and borrowers with annual interest rates below 24% are valid and enforceable. As to the loans with annual interest rates between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender voluntarily, and so long as such payments have not damaged the interest of the state, the community and any third party, the courts will turn down the borrower's request to demand the return of the excess interest payments. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests.

        In addition, on August 4, 2017, the Supreme People's Court issued the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, which provides that (i) the claim of the borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is obviously high shall be supported by the PRC courts and (ii) in the context of internet finance disputes, if the online lending information intermediaries and the lender evade the maximum interest rate protected under the law by charging intermediary fee, the claim shall be determined as invalid.

        We charge service fees for all loans originated through our platform and our institutional funding partners, Fuzhou Microcredit or the retail investors are entitled to charge the interests for the loans they fund. The interest and the service fees, on a combined basis, will not exceed 36%.

Regulations on illegal fund-raising

        The Measure for the Banning of Illegal Financial Institution and Illegal Financial Business Operations promulgated by PRC State Council in July 1998 and amended in 2011, and the Circular on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of PRC State Council in July 2007, explicitly prohibit illegal public fund-raising. In accordance with the aforementioned regulations, the following description is deemed to detail the key features of illegal public fund-raising: (i) soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without required approval, (ii) promising or guaranteeing a return of interest or profits or investment returns in cash, properties or other forms, or (iii) using a legitimate form to disguise the unlawful purpose. In December 2010, the Supreme People's Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, which sets up the criteria, criminal charges and the punishment on illegal fund-raising.

        We act as an online consumer finance service platform to help facilitate loans between our borrowers and our funding partners, and we are not a party to the loans facilitated. We rely on third-party payment platforms in handling funds transfer and settlement. We do not raise funds from our funding partners.

Regulations on the business of cash loans

        In April 2017, the P2P Online Lending Working Group issued the Notices on Cash Loans. The Notices on Cash Loans require that the local branches of the P2P Online Lending Working Group conduct a comprehensive review and inspection of the cash loan business on online lending platforms and require such platforms to take necessary improvement and remediation measures within a specific period of time to comply with the relevant requirements under the applicable PRC laws and regulations. The Notices on Cash Loans aim to eliminate the non-compliance in the operations of online lending platforms, including fraudulent activities, loans with excessive interest rates, and forced loan collection practices.

        The Circular 141 issued by the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group on December 1, 2017, introduces the regulating guidance on cash loan businesses including online microcredit companies, P2P platforms and banking financial institutions. According to Circular 141, cash loans, which are characterized by the lack of specific consumption scenarios, designated purposes, targeted users or mortgages, may be inspected and rectified to prohibit the issue of excessive borrowing and granting credits repeatedly of individual borrowers, collecting abnormally high interest rate and violating privacy. Circular 141 clarifies that no organization or individual shall start a loan business without the required qualifications and approved licenses. The synthetic fund cost charged by various institutions from borrowers in the form of interest rates and other fees must comply with the regulation of private lending of the Supreme People's Court. The loan shall not be collected through violence, intimidation or insult. It also sets out requirements and limitations for various entities involving internet finance service and banking financial institutions' involvement in cash loan operation.

        The Circular 141 further specifies that the core practice or business of the P2P lending information intermediaries shall not be outsourced, including but not limited to borrower information collection, discriminating and selecting borrowers, credit evaluation, and accounts opening. The banking finance institutions, in addition to observing the promulgations set forth by the Interim Measures on Administration of Personal Loans, issued by CBRC in February 2010, shall comply with the regulations relating to cash loans, including: (i) not extending loan funded by its own capital and funding from unqualified institutions; (ii) not accepting the credit-granting service, risk management service or other core business service from third party; including not accepting credit enhancement services, loss-bearing commitments or other credit enhancement services provided in a disguised form by any unqualified third party; (iii) making sure that the third party with which it cooperates will not charge any interest or fees from borrowers; and (iv) not directly investing or investing in a disguised form in asset-backed securitization products or other products backed by cash loans, campus loans or down payment loans.

        If institutions violate the aforementioned provisions, the regulatory authorities may enforce business suspensions, compulsory enforcements, cancellation of business qualifications or supervise the rectifications. If the circumstances are extremely serious, the institution shall be prohibited.

        We are not aware if any of our online consumer finance service products have been identified as cash loan products. However, we cannot assure that the governmental authorities would always share the same view with us as the interpretation and application of related regulations is still unclear. Please refer to "Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the online consumer finance industry and online microcredit companies in China are developing and evolving rapidly. If any of our business practices are deemed to violate any PRC laws or regulations, our business, financial condition and results of operations will be materially and adversely affected."

Regulations on online lending information intermediaries

        In August 2016, the CBRC, the MIIT, the Ministry of Public Security, and the State Internet Information Office jointly issued the Interim Lending Measures on Administration of Business Activities of Online Lending Information Intermediaries, which introduced online lending information intermediaries as financing information enterprises specifically engaged in the business of lending information intermediation services connecting investors and borrowers. Pursuant to that, online lending information service providers must complete registration with local financial regulatory departments, apply for appropriate telecommunication business licenses in accordance with relevant rules issued by competent telecommunication authorities and cover the "online lending information intermediary" in its business scope.

        In accordance with these measures, the CBRC, the MIIT and the State Administration for Industry and Commerce jointly issued the Circular on Printing and Distribution the Guidelines on the Filing-based Administration of the Online Lending Information Intermediaries in November 2016, setting forth the rules on the filing-based administrative regime of online lending information intermediaries which requires local financial regulators to register, publicize and archive the basic information of online lending information intermediaries within their respective jurisdiction.

Regulations on micro-credit business

        In May 2008, Guidance on the Pilot Establishment of Microcredit Companies was jointly promulgated by the CBRC and the PBOC, authorizing provincial governments to approve the establishment of microcredit companies on a test basis. The establishment of a microcredit company is subject to the approval of the competent government authority at the provincial level. The major sources of funds for a microcredit company are limited to capital paid by shareholders, donated capital and capital borrowed from up to two financial institutions. Furthermore, the balance of the capital borrowed by a microcredit company from financial institutions must not exceed 50% of the net capital of such microcredit company. The interest rate and terms of the borrowed capital is required to be determined by the company with the banking financial institutions upon consultation, and the interest rate must be determined by using the Shanghai Inter-bank Offered Rate as the base rate. With respect to the grant of credit, microcredit companies are required to adhere to the principle of "small sum and decentralization." The outstanding balance of the loans granted by a microcredit company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a microcredit company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the PBOC. Microcredit companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the aforementioned guidance, microcredit companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment losses. Microcredit companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.

        Based on this guidance, many provincial governments, including that of Fujian Province, promulgated local implementing rules on the administration of microcredit companies. In March 2012, Fujian Provincial People's Government issued the Interim Administrative Measures on Microcredit Companies of Fujian, imposing the management duties upon the relevant regulatory authorities and specifies more detailed requirements on the microcredit companies. We operate online microcredit business through one of our consolidated VIEs, Fuzhou Microcredit, assuming the completion of the Reorganization Transactions, and is approved by the local governmental authority.

        In November 2017, the Online Finance Working Group issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microcredit Companies, requiring all relevant regulatory authorities of microcredit companies to suspend the approval of the establishment of any online microcredit companies and the approval of any microcredit business conducted across provinces. Circular 141 further confirms to suspend the approval of the establishment of online microcredit companies and the approval of any microcredit business across province and enhance the regulation of online microcredit companies, stipulating that (i) the relevant regulatory authorities must suspend the approval for the establishment of any new online microcredit companies and the conduct of offline business of any microcredit companies across provinces (districts or cities); (ii) online microcredit companies must not extend loans to any borrowers without income, such as students; (iii) online microcredit companies must suspend the funding of online microcredits with no specific consumption scenarios or specified uses of loan proceeds, and gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be specified by authorities.

        On December 8, 2017, the P2P Credit Risks Rectification Working Group promulgated the Implementation Plan of Specific Rectification for Risks in Microcredit Companies and Online Microcredit Companies, or the Circular 56. Pursuant to the Circular 56, "online microcredits" are defined as microcredits provided through the internet by online microcredit companies. Circular 56 emphasizes several material aspects for inspection and rectification, which include but not limited to (i) online microcredit companies must be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and approved online microcredit companies that act in violation of any regulatory requirements must be re-examined; (ii) whether the qualification and funding source of the shareholders of online microcredit companies are in compliance with the applicable laws and regulations; (iii) whether the "integrated actual interest" (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rates of private lending set forth in the Private Lending Judicial

Interpretations and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (iv) whether campus loans, or online microcredits with no specific scenario or designated use of loan proceeds are granted; (v) with respect to the loan business conducted in collaboration with third-party institutions, whether microcredit companies cooperate with internet platform without website filing or telecommunications business license to lend online microcredit, whether the online microcredit companies outsource their core business (including the credit assessment and risk control), or accept any credit enhancement service provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interest or fee from the borrowers; and (vi) whether there are any entities conducting online microcredit business without relevant approval or license for lending business.

        Fuzhou Microcredit has obtained the approval to operate microcredit businesses as issued by the competent supervising authority, which allows Fuzhou Microcredit to conduct microcredit businesses through the internet. However, as the regulatory regime and practice with respect to online microcredit companies are evolving, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on online microcredit companies.

Regulations on Financing Guarantee

        In March 2010, seven governmental authorities including CBRC, the MOFCOM and Ministry of Finance, or MOF promulgated the Interim Administrative Measures for Financing Guarantee Companies which requires an entity or individual to obtain a prior approval from the relevant governmental authority before engaging in the financing guarantee business. Financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

        On August 2, 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. These regulations define "financing guarantee" as a guarantee provided for the debt financing, including but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. These regulations on financing guarantee also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10%, while the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party and its affiliated parties shall not exceed 15%.

        Fuzhou Financing Guarantee, through which we provide the guarantee to our borrowers for the loans provided by our funding partners, has obtained the financing guarantee certificate granted by relevant governmental authority to conduct financing guarantee business in June 2018, which will remain valid until June 2020.

Regulations on Anti-Money Laundering

        The PRC Anti-Money Laundering Law, which was issued by Standing Committee of the National People's Congress, or the NPC Standing Committee, in October, 2006 and became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as nonfinancial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, the establishment of various systems for client identification, the retention of clients' identification information and transactions records, and the reporting obligation on material transactions and suspicious transactions. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions. However, PRC State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

        The Fintech Guidelines, as defined previously, clarify, among other things, internet financial service provider requirements to comply with certain anti-money laundering provisions, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet financial service providers.

        We have implemented various policies and procedures, such as internal controls and "know-your-customer" procedures, for anti-money laundering purposes. However, as the implementing rules of the Fintech Guidelines have not been published, there are uncertainties as to how the anti-money laundering requirements in the Fintech Guidelines will be interpreted and implemented, and whether online consumer finance service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations.

Regulations on Information Security and Privacy Protection

        In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective as of March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the specific consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information, and may only collect such information necessary for the provision of its services.

        The State Internet Information Office issued the Administrative Provisions on Mobile Internet App Information Services in June 2016, effective as of August 2016, to demonstrate the regulations of the mobile app information services. Pursuant to such Provisions, a mobile internet app program provider shall strictly implement information security management rules including but not limited to (i) verifying a user's mobile phone number, (ii) establishing and improving the mechanism for the protection of users' information, and (iii) protecting users' right to know and to make choices when users are installing or using such apps. Meanwhile, collecting a user's geographical location information, accessing user's contact list and activating the camera or recorder of the user's mobile smart device are prohibited unless it has clearly indicated to the user and the user's consent has been obtained.

        In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the NPC Standing Committee in December 2012, which purposes to enhance the legal protection of information security and privacy on the internet, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, which regulates the collection and use of users' personal information in the provision of telecommunications services and internet information services in China, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

        In addition, the Fintech Guidelines requires internet financial service providers, including online consumer finance service providers, among other things, to improve technology security standards, and safeguard customer and transaction information; it also prohibits online consumer finance service providers from illegally selling or disclosing customers' personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

        Pursuant to the Ninth Amendment to the Criminal Law issued by NPC Standing Committee, effective as of November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon administrative orders is subject to criminal penalty as a result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of customers' information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Moreover. any individual or entity that (i) sells or provides personal information to others in a way that violates applicable law, or (ii) steals or illegally obtain any personal information, is subject to criminal liabilities in severe situations.

        In providing our online consumer finance service, we collect certain personal information from our consumers, and also need to share the information with our institutional funding partners for the purpose of facilitating credit to our consumers, as borrowers. We have obtained consent from borrowers for us to collect, use and share their personal information, and have also established information security systems to protect the user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to how the network security requirements for maintaining network security and protecting customers' personal information will be interpreted and implemented.

Regulations on Foreign Exchange

        Pursuant to the Foreign Exchange Administration Regulations, as issued in January 1996 and amended in January 1997 and August 2008, Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions, the distribution of dividends, interest payments but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval from the SAFE is obtained and prior registration with the SAFE is made.

        In June 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19. The SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and the SAFE Circular 16 on June 9, 2016, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company shall not be used for business beyond its business scope, or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

        In February 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which took effect in June 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of the SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

Regulations on dividend distribution

        The principal regulations governing distribution of dividends of foreign-invested enterprises include PRC Company Law, PRC Wholly Foreign-owned Enterprise Law, and Implementation Rules of the PRC Wholly Foreign-owned Enterprise Law. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on foreign exchange registration of overseas investment by PRC residents

        In July 2014, the SAFE promulgated the SAFE Circular 37 in the replacement of Notice on Issues relating to Foreign Exchange Administration for Financing and Roundtrip Investments by Domestic Residents through Overseas Special-purpose Companies in October 2005, requiring PRC residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

        The SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. In addition, the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

        These aforementioned regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary's ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law."

Regulations on stock incentive plans

        In February 2012, the SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, replacing the previous rules issued by the SAFE in March 2007 and in January 2008. Under such stock option rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with the SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

        In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with the SAFE or its local branches before exercising rights. If the PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions. See "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary's ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law."

Laws and Regulations relating to Intellectual Property

Copyright and software products

        The NPC Standing Committee adopted PRC Copyright Law in 1990 and most recently amended in 2010, with its implementing rules adopted in 1991 and most recently amended in 2013 by PRC State Council, and the Regulations for the Protection of Computer Software promulgated by the PRC State Council in 2001 and most recently amended in 2013. These rules and regulations extend copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. According to the aforementioned laws and regulation, the term of protection for copyrighted software is fifty years.

Trademarks

        PRC Trademark Law was promulgated by the NPC Standing Committee in August 1982 and most recently amended in 2013, and the Implementation Regulations on the PRC Trademark Law was promulgated by PRC State Council in August 2002 and amended in April 2014. These laws and regulations provide the basic legal framework for the regulations of trademarks in the PRC. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certificate trademarks. The Intellectual Property Office under the State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the country. Trademarks are granted on a term of ten years. Applicants may apply for an extension twelve months prior to the expiration of the ten-year term.

Domain names

        Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which replaced the Measures on Administration of Domain Names for the Chinese Internet in November 2004, issued by MIIT and effective as of November 1, 2017, and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center in May 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

M&A Rules and Overseas Listings

        In August 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, as most recently amended in 2009. The M&A Rule requires offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on any stock exchange overseas.

        The application of the M&A Rules remains unclear. We are advised by our PRC Legal Counsel, Commerce & Finance Law Offices, that based on its understanding on the current PRC laws, rules and regulations, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the [the New York Stock Exchange/Nasdaq Stock Market]. For detailed analysis, see "Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China."

Laws and Regulations Relating to Labor

        Pursuant to PRC Labor Law, promulgated by the NPC Standing Committee in July 1994 and revised in August 2009, and the Labor Contract Law of PRC, promulgated by NPC Standing Committee in June 2007 and amended in December 2012, and the Implementing Regulations of the Labor Contract Law, employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the Labor Law and the Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

        Under PRC laws, rules and regulations, including the PRC Social Insurance Law promulgated by the NPC Standing Committee in October 2010, which became effective in July 2011, the Interim Measures on the Collection and Payment of Social Security Funds in March 1993, the Regulations on Work Injury Insurance issued PRC State Council in April 2003, and amended in December 2010, the Regulations on Unemployment Insurance promulgated by PRC State Council in January 1999 and the Regulations on the Administration of Housing Accumulation Funds, or the Regulations on Housing Fund released by PRC State Council in April 1999 and amended in March 2002, employers are required to contribute, on behalf of their employees, to a number of social security funds and implement certain employee benefit plans, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount. According to the PRC Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations related to Tax

Enterprise income tax

        Under the PRC Enterprise Income Tax Law, or the EIT Law, effective in January 2008 and amended in February 2017, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its "de facto management bodies" located within the PRC is considered a "resident enterprise", which means that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

        The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-resident enterprises," and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority.

        However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the SAT if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and the Announcement on Issues concerning "Beneficial Owners" in Tax Treaties issued on February 3, 2018 by the SAT, when determining the status of "beneficial owners", a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates etc. However, even if an applicant has the status as a "beneficiary owner", the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

        In February 2008, the State Administration of Taxation and the Ministry of Finance promulgated the Circular on Several Preferential Policies on Enterprise Income Tax, under which preferential tax treatments will be granted to entities recognized as "Software Enterprises", which can be exempt for enterprise income taxes in their first and second year of profitability, and shall pay according to half the standard tax rate for the third through fifth years. Shanghai Qiyu was accredited as a "Software Enterprise" in April 2018, therefore it is entitled the aforementioned preferential income tax rate for five years starting from the profit-making year, provided that it continues to be qualified as a "Software Enterprise" during such periods and are subject to annual final settlement review by the relevant tax authorities in China.

Value-added tax

        According to the Interim Regulations on Value-added Tax, which was promulgated by PRC State Council in December 1993 and most recently amended in 2017, and the Implementing Rules of the Interim Regulations on Value-added Tax, promulgated by the MOF in December and most recently amended in 2011 all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax.

        Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain "modern service industries" in certain regions and eventually expanded to nation-wide application. According to the implementation circulars released by the MOF and the SAT on the VAT Pilot Plan, the "modern service industries" include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which was issued in March 2016 and effective in May 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value-added tax instead of business tax. Following the implementation of the VAT Pilot Plan, all of our PRC subsidiaries and affiliates have been subject to VAT, at a rate of 6% instead of business tax.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Hongyi Zhou	47	Chairman of the Board of Directors
Jun Xu	37	Chief Executive Officer and Director
Wei Liu	40	Director
Gang Xiao	42	Director
Haisheng Wu	35	President
Jiang Wu	39	Chief Financial Officer
Qian Zhao	31	Executive Partner
Zhiqiang He	35	Vice President
Yan Zheng	31	Vice President

        Mr. Hongyi Zhou has served as our chairman of the board of director since July 2018. Mr. Zhou has twenty years of managerial and operational experience in China's internet industry. Mr. Zhou co-founded the Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) and has been serving as the chairman of the board of Qihoo 360 Technology Co. Ltd. and its de facto successor Qihoo 360. Prior to founding Qihoo 360 Technology Co., Ltd., Mr. Zhou was a partner at IDG Ventures Capital since September 2005, a global network of venture capital funds, where he assisted small to medium-sized software companies in sourcing funding to support their growth. Mr. Zhou was the chief executive officer of Yahoo! China from January 2004 to August 2005. In 1998, Mr. Zhou founded www.3721.com, a company engaged in internet search and online marketing business in China, and served as its chairman and chief executive officer until www.3721.com was acquired by Yahoo! China in January 2004. Mr. Zhou also serves as a director of a number of privately owned companies based in China. Mr. Zhou received his bachelor's degree in computer software and his master's degree in system engineering from Xi'an Jiaotong University, China in 1992 and 1995, respectively.

        Mr. Jun Xu has served as our chief executive officer since inception and our director since July 2018. Mr. Xu has more than 17 years of experience in the financial industry. Before joining us, Mr. Xu co-founded and served as the chief executive officer of Ningbo Siyinjia Investment Management Co. Ltd. from January 2015. Prior to that, Mr. Xu served as a partner of McKinsey & Company, in charge of its banking and securities practice in China. Before starting working at McKinsey & Company in May 2005, Mr. Xu worked at HSBC China Office as the assistant vice president. Mr. Xu received his bachelor degree in international finance from Shanghai International Studies University in 2001.

        Mr. Wei Liu has served as our director since July 2018. From 2014 to 2015, Mr. Liu worked with Qihoo 360 as a vice president. Prior to joining Qihoo 360, Mr. Liu worked with Ping An Ventures, a venture capital fund under Ping An Insurance (Group) Company of China, Ltd., as the general manager from 2011 to 2014. From 2008 to 2011, Mr. Liu worked with the investment department of Shengda Group as an investment director from 2008. Prior to that, Mr. Liu worked with the investment department of Fosun Capital as an investment director. Mr. Liu received his bachelor degree in international trade from Shanghai University of International Business and Economic in 2000.

        Mr. Gang Xiao has served as our director since July 2018. From July 2017, Mr. Xiao served as the chairman of the board of Gongqingcheng Qihoo Zhongcai Investment Co., Ltd. Prior to that, Mr. Xiao worked with Zhongcai Financial Holding Investment Ltd. as the general manager. From December 2007 to January 2009, Mr. Xiao served as a deputy county mayor of Suichuan County of Jiangxi Province. Prior to that, Mr. Xiao worked with China Financial & Economic Publishing House

Accounting Brach as an editor. From December 1999 to September 2003, Mr. Xiao worked with governmental procurement center of Tianjin Municipal People's Government. Mr. Xiao received his bachelor degree in computer science, his master degree in Chinese literature and his doctor degree in public finance from Dongbei University of Finance and Economics in 1999, 2003 and 2006, respectively.

        Mr. Haisheng Wu has served as our president since our inception. Before working on the establishment of our business, Mr. Wu worked as a product director at Qihoo 360's start page department from March 2011, in charge of 360 Start Page, 360kan and 360 Mobile Browser. Prior to that, Mr. Wu worked with the user product department of Baidu Inc. (NASDAQ: BIDU) as a product manager, leading the management of Baidu Space, Baidu Map and Baidu LBS from June 2008. Mr. Wu received his bachelor degree in media economics from Communication University of China and master degree in communication studies from Peking University in 2005 and 2008, respectively.

        Mr. Jiang Wu has served as our chief financial officer since April 2018. Before joining us, Mr. Wu worked as the director of various departments of PRC National Equities Exchange and Quotations from January 2013, in charge of supervising the listing applications, listing companies and institutions providing listing services successively. Prior to that, Mr. Wu worked with corporate finance department at China Minsheng Bank (SHA: 600016), in charge of cross-border structured finance products from April 2012. From July 2006 to March 2012, Mr. Wu worked at the investment banking department of Citigroup Global Markets Asia Limited. From November 2003 to August 2004, Mr. Wu worked as a legal consultant at O'Melveny & Myers. Mr. Wu received his bachelor degree and master degree in international law from China Foreign Affairs University in 2001 and 2004, respectively, and his MPA degree from Columbia University in 2006. Mr. Wu has PRC Legal Professional Qualification.

        Mr. Qian Zhao has served as our executive partner since July 2018. Before working with us, Mr. Zhao worked with the CEO office of Qihoo 360 as the assistant to the chief executive officer from January 2014. Prior to that, Mr. Zhao worked as the assistant to the general manager at China Railway Construction Engineering Group Materials Co. Ltd. Before joining China Railway Construction Engineering Group Materials Co. Ltd. in March 2012, Mr. Zhao worked as the vice general manager of the China Railway Construction Engineering Group Materials Co. Ltd. Xi'an Branch. Mr. Zhao received his bachelor degree in public finance from Shandong University in 2010.

        Mr. Zhiqiang He has served as our vice president since our inception. Mr. He was the co-founder and vice president of Ningbo Siyinjia Investment Management Co. Ltd. Prior to establishing Ningbo Siyinjia Investment Management Co. Ltd., Mr. He worked as a senior consultant in the financial industry department at McKinsey & Company from July 2013 to July 2015. Mr. He acted as the assistant to the president of Xueda Education Group (NYSE: XUE) from May 2010 to July 2011. Before joining Xueda Education Group, Mr. He worked as a consultant at McKinsey & Company from October 2007. Mr. He received his bachelor degree in thermal engineering and master degree in corporate strategy and policies from Tsinghua University in 2003 and 2007, respectively. Mr. He received his MBA degree from Sloan Business School of Massachusetts Institute of Technology in 2013.

        Mr. Yan Zheng has served as our vice president since February 2017. Mr. Zheng has 10 years of experience of consumer finance risk management. Before joining us, Mr. Zheng co-founded Shenzhen Samoyed Internet Finance Service Co. Ltd. in May 2015, and was in charge of its product risk management. Prior to that, Mr. Zheng worked on the establishment of Merchants Union Consumer Finance Company Limited as a risk management head leading the establishment of risk management system of non-scenario-based online loan products from December 2013. Mr. Zheng worked for the Credit Card Center of China Merchant Bank (SHA: 600036) from July 2008 as a senior analyst, handling policy management of installment products. Mr. Zheng received his bachelor degree in quantitative economics from Shanghai University of Finance and Economics in 2008.

Board of Directors

        Our board of directors will consist of                directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq/NYSE rules. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

        We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of            ,             and            .            will be the chairman of our audit committee. We have determined that            ,             and            satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the Listing Rules of the Nasdaq Stock Market] and Rule 10A-3 under the Exchange Act. We have determined that                         qualifies as an "audit committee financial expert." The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee will consist of            ,             and            .            will be the chairman of our compensation committee. We have determined that            ,             and            satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the Listing Rules of the Nasdaq Stock Market]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of            ,            and             .            will be the chairperson of our nominating and corporate governance committee.            ,            and            satisfy the "independence" requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the Listing Rules of the Nasdaq Stock Market]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

        Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

        We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB8.0 million (US$1.2 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2018 Share Incentive Plan

        In May 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, which we refer to as the Share Incentive Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the Share Incentive Plan is 25,336,096 ordinary shares, plus an annual increase in the maximum number of ordinary shares on the first day of each of our fiscal year during the term of the Share Incentive Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such fewer number as may be determined by the board of directors. As of the date of this prospectus, options to purchase 24,836,096 ordinary shares have been granted and are outstanding under the Share Incentive Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

        The following paragraphs summarize the terms of the Share Incentive Plan.

        Types of Awards.    The Share Incentive Plan permits the awards of options, restricted shares and restricted share units or other right or benefit.

        Plan Administration.    The board of directors or a committee designated by the board of directors acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the Share Incentive Plan and any award agreement.

        Award Agreement.    Awards granted under the Share Incentive Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

        Exercise Price.    The exercise price of an award will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

        Eligibility.    We may grant awards to our employees, consultants, and all members of our board of directors.

        Term of the Awards.    The term of each share award granted under the Share Incentive Plan may not exceed ten years after the date of grant.

        Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

        Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

        Termination.    The plan shall terminate in May 2028, provided that our board of directors may terminate the plan at any time and for any reason.

        The following table summarizes, as of the date of this prospectus, the awards granted under the Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jun Xu	3,766,862	0.00001	May 20, 2018	May 19, 2028
Haisheng Wu	3,766,862	0.00001	May 20, 2018	May 19, 2028
Wei Liu	4,103,125	0.00001	May 20, 2018	May 19, 2028
Jiang Wu	*	0.00001	May 20, 2018	May 19, 2028
Qian Zhao	*	0.00001	May 20, 2018	May 19, 2028
Zhiqiang He	*	0.00001	May 20, 2018	May 19, 2028
Yan Zheng	*	0.00001	May 20, 2018	May 19, 2028

*
Less than one percent of our total outstanding shares.

        As of the date of this prospectus, other employees as a group held outstanding options to purchase 10,754,990 class A ordinary shares of our company, at a weighted average exercise price of US$0.00001 per share.

PRINCIPAL [AND SELLING] SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers;

  •
  each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis; and

  •
  [each selling shareholder.]

        The calculations in the table below are based on 256,515,012 ordinary shares outstanding—consisting of 216,694,426 class A ordinary shares and 39,820,586 class B ordinary shares—, on a pro forma basis immediately before this offering assuming all issued and outstanding class C ordinary shares and preferred shares have been converted into class A ordinary shares, and            ordinary shares outstanding immediately after this offering, assuming the underwriters do not exercise their over-allotment option.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

						Ordinary Shares Beneficially Owned Immediately After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering			[Ordinary Shares Being Sold in This Offering]				Total Ordinary Shares on an As- converted Basis
										% of Aggregate Voting Power†
	Class A Ordinary Shares	Class B Ordinary Shares				Class A Ordinary Shares	Class B Ordinary Shares		% of Beneficial Ownership
			%	Number	%
Directors and Executive Officers**:
Hongyi Zhou(1)	—	39,820,586	15.5
Jun Xu(2)	13,553,946	—	5.3
Haisheng Wu(3)	*	—	*
Wei Liu(4)	*	—	*
Gang Xiao	—	—	—
Jiang Wu	—	—	—
Qian Zhao(5)	*	—	*
Zhiqiang He(6)	*	—	*
Yan Zheng(7)	*	—	*
All Directors and Executive Officers as a Group	18,524,211	39,820,586	22.3

Principal [and Selling] Shareholders:
Aerovane Company Limited(1)	—	39,820,586	15.5
Eoraptor Technology Limited(8)	32,048,100	—	12.5
Perseus Technology Limited(9)	32,074,262	—	12.5
Monocerus Company Limited(10)	31,439,590	—	12.3
Capricornus Technology Limited(11)	31,472,234	—	12.3
Unicorn Group Company Limited(12)	24,330,622	—	9.5
Sagittarius Company Limited(13)	22,832,536	—	8.9

Notes:

*
Less than 1% of our total outstanding shares.

**
Messrs. Hongyi Zhou, Jun Xu, Haisheng Wu, Wei Liu, Gang Xiao, Jiang Wu, Qian Zhao, Zhiqiang He and Yan Zheng's business address is China Diamond Exchange Center, Building B, No. 555 Pudian Road, No. 1701 Century Avenue, Pudong New Area, Shanghai 200122, People's Republic of China.

†
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our class A ordinary shares and class B ordinary shares as a single class. Each class A ordinary share is entitled to one vote per share and each class B ordinary share is entitled to twenty votes per share on all matters submitted to them for a vote. Our class A ordinary shares and class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis.

(1)
Represent 39,820,586 class B ordinary shares held by Aerovane Company Limited, a British Virgin Islands company, which is in turn owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou, children of Mr. Hongyi Zhou, the chairman of our board of directors. Mr. Zhou is not a record holder of any shares in Aerovane Company Limited or our company, and he enjoys no economic interests from dividend or disposal of shares in our company. Because of the immediate family relationship and a letter agreement between Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Zhou is entitled to shared voting and dispositive power together with his children relating to the 39,820,586 class B ordinary shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The registered address of Aerovane Company Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)
Represents (i) 12,047,202 class A ordinary shares held by Aquarius International Company Limited, a British Virgin Islands company, and (ii) 1,506,744 class A ordinary shares that Mr. Jun Xu may purchase upon exercise of options within 60 days of the date of this prospectus. Aquarius International Company Limited is wholly owned by Mr. Jun Xu. The registered address of Aquarius International Company Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)
Represents the class A ordinary shares Mr. Haisheng Wu has the right to acquire upon exercise of option within 60 days after the date of this prospectus.

(4)
Represents the class A ordinary shares Mr. Wei Liu has the right to acquire upon exercise of option within 60 days after the date of this prospectus.

(5)
Represents the class A ordinary shares Mr. Qian Zhao has the right to acquire upon exercise of option within 60 days after the date of this prospectus.

(6)
Represents (i) class A ordinary shares held by Nimravus Group Company Limited, a British Virgin Islands company and (ii) the class A ordinary shares Mr. Zhiqiang He has the right to acquire upon the exercise of option within 60 days after the date of this prospectus. Nimravus Group Company Limited is wholly owned by Mr. Zhiqiang He. The registered address of Nimravus Group Company Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)
Represents the class A ordinary shares Mr. Yan Zheng has the right to acquire upon exercise of option within 60 days after the date of this prospectus.

(8)
Represents 32,048,100 class C ordinary shares held by Eoraptor Technology Limited, a British Virgin Islands company. Eoraptor Technology Limited is wholly owned by Zhuhai Qixin Zhanwang Information Technology Co., Ltd. The registered address of Eoraptor Technology Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. All of the class C ordinary shares held by Eoraptor Technology Limited will be converted into class A ordinary shares immediately prior to the completion of this offering.

(9)
Represents 32,074,262 class C ordinary shares held by Perseus Technology Limited, a British Virgin Islands company. Perseus Technology Limited is wholly owned by Zhuhai Qixin Xieli Information Technology Co., Ltd. The registered address of Perseus Technology Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. All of the class C ordinary shares held by Perseus Technology Limited will be converted into class A ordinary shares immediately prior to the completion of this offering.

(10)
Represents 31,439,590 class C ordinary shares held by Monocerus Company Limited, a British Virgin Islands company. Monocerus Company Limited is wholly owned by Zhuhai Qixin Zhongwang Information Technology Co., Ltd. The registered address of Monocerus Company Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. All of the class C ordinary shares held by Monocerus Company Limited will be converted into class A ordinary shares immediately prior to the completion of this offering.

(11)
Represents 31,472,234 class C ordinary shares held by Capricornus Technology Limited, a British Virgin Islands company. Capricornus Technology Limited is wholly owned by Zhuhai Qixin Yihao Information Technology Co., Ltd. The registered address of Capricornus Technology Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. All of the class C ordinary shares held by Capricornus Technology Limited will be converted into class A ordinary shares immediately prior to the completion of this offering.

(12)
Represents (i) 8,476,080 class C ordinary shares, (ii) 5,250,424 Series A preferred shares and (iii) 10,604,118 Series A+ preferred shares held by Unicorn Group Company Limited, a British Virgin Islands company. Unicorn Group Company Limited is wholly owned by Zhuhai Qichong Information Technology Co., Ltd. The registered address of Unicorn Group Company Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. All of the class C ordinary shares held by Unicorn Group Company Limited will be converted into class A ordinary shares immediately prior to the completion of this offering.

(13)
Represents 22,832,536 Series A+ preferred shares held by Sagittarius Company Limited, a British Virgin Islands company. Sagittarius Company Limited is wholly owned by Zhuhai Qiben Information Technology Co., Ltd. The registered address of Sagittarius Company Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. All of the class C ordinary shares held by Sagittarius Company Limited will be converted into class A ordinary shares immediately prior to the completion of this offering.

        As of the date of this prospectus, none of our ordinary shares or preferred shares are held by record holder in the United States.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with our VIEs and their Shareholder

        See "Corporate History and Structure."

Shareholders Agreement

        See "Description of Share Capital—History of Securities Issuances."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentive Plan

        See "Management—2018 Share Incentive Plan."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Transactions with Qihoo 360

        Qihoo 360 is our most important business partner. It is considered our related party as it is also controlled by Mr. Hongyi Zhou, the chairman of our board of directors and principal shareholder. We transacted with several entities of Qihoo 360 group during the fiscal year 2016 and 2017, specifically including receiving advertising and marketing services from Beijing Qifutong Technology Co., Ltd. and Beijing Qihu Technology Co., Ltd.

        In 2017, services provided by Qihoo 360 group entities were RMB55.0 million (US$8.5 million), and services provided by us were RMB2.0 million (US$0.3 million). As of December 31, 2017, RMB14.2 million (US$2.2 million) was due to Qihoo 360 group entities, and RMB770,270 (US$118,400) was due from them.

        In 2016, services provided by Qihoo 360 group entities were RMB0.3 million, service fee of which was fully paid as of December 31, 2016. We did not provide services to Qihoo 360 group entities in 2016.

  Framework Collaboration Agreement

        We have entered into a framework collaboration agreement with Qihoo 360, pursuant to which:

  •
  we and Qihoo 360 will collaborate in depth on research and development of cloud computing, artificial intelligence, as well as big data analysis and application.

  •
  Qihoo 360 will provide traffic support to our services.

  •
  Qihoo 360 will license certain trademarks to us.

  •
  Qihoo 360 agrees not to conduct any credit underwriting or loan origination services that directly or indirectly compete with us.

  •
  Qihoo 360 agrees that price terms of licensing as well as advertising and promotion it charges to us will be most favorable within its business partners.

        The framework collaboration agreement will remain effective for five years and will be automatically extended for one year thereafter unless Qihoo 360 or we decide to terminate the collaboration.

Transactions with Beijing Qibutianxia

        Shareholders of Beijing Qibutianxia contributed most of Beijing Qibutianxia's assets and operation into our company upon the Reorganization Transactions. There was, however, still some business that continued to be owned by Beijing Qibutianxia. Beijing Qibutianxia and its subsidiaries are related parties to us, as we and Beijing Qibutianxia are owned by a substantially identical group of shareholders.

        We transacted with Beijing Qibutianxia and its subsidiaries during the fiscal year 2016 and 2017, including receiving loans from Beijing Qibutianxia, expense allocation for certain corporate functions historically provided by Beijing Qibutianxia, receiving financing service from Youdaojingwei Assets Management Co. Ltd., providing borrower referral services to Beijing Qicaitianxia Technology Co., Ltd., and receiving employee benefit management service from Ningbo Siyinjia Investment Management Co. Ltd.

        In 2017, services provided by Beijing Qibutianxia and its subsidiaries was RMB27.4 million (US$4.2 million), and services provided by us was RMB84.3 million (US$13.0 million). As of December 31, 2017, RMB1,269.3 million (US$195.2 million) was due to Beijing Qibutianxia and its subsidiaries, including a loan of RMB740.1 million (US$113.8 million) from Beijing Qibutianxia, and RMB89.5 million (US$13.8 million) was due from them.

        In 2016, services provided by Beijing Qibutianxia and its subsidiaries was RMB10.6 million (US$1.6 million), and services provided by us was nil. As of December 31, 2016, RMB88.9 million was due to Beijing Qibutianxia and its subsidiaries, including a loan of RMB77.1 million from Beijing Qibutianxia, and RMB40,430 (US$6,200) was due from them.

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, and assuming the completion of the Reorganization Transactions, our authorized share capital is US$50,000 divided into 5,000,000,000 shares, comprising of (i) 4,759,997,146 class A ordinary shares with a par value of US$0.00001 each, (ii) 39,820,586 class B ordinary shares with a par value of US$0.00001 each, (iii) 142,014,426 class C ordinary shares with a par value of US$0.00001 each, (iv) 10,375,744 Series A preferred shares with a par value of US$0.00001 each, and (v) 47,792,100 Series A+ preferred shares with a par value of US$0.00001 each. As of the date of this prospectus, 16,512,156 class A ordinary shares, 39,820,586 class B ordinary shares, 142,014,426 class C ordinary shares, 10,375,744 Series A preferred shares and 47,792,100 Series A+ preferred shares are issued and outstanding. All of our issued and outstanding shares are fully paid.

        Immediately prior to the completion of this offering, our authorized share capital will be changed into US$50,000 divided into 5,000,000,000 shares comprising of               class A ordinary shares with a par value of US$0.00001 each and              class B ordinary shares with a par value of US$0.00001 each.

[Our Post-Offering Memorandum and Articles of Association

        Our shareholders have adopted an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

        Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

        Ordinary Shares.    Upon the completion of this offering, our authorized share capital is US$50,000 divided into ordinary shares, with a par value of US$0.00001 each, which will be further divided into              Class A ordinary shares with a par value of US$0.00001 each, and              class B ordinary shares, with a par value of US$0.00001 each. Holders of class A ordinary shares and class B ordinary shares will have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor, which under Cayman Islands law include our profits, realized or unrealized, and any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights.    Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholder present in person or by proxy at the meeting. In respect of all matters subject to a shareholders' vote, each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to twenty votes, voting together as one class.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

        Conversion.    Each class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances. Upon any sale, transfer assignment or disposition of class B ordinary shares by a holder thereof to any person or entity other than holders of class B ordinary shares or their affiliates, such class B ordinary shares shall be automatically and immediately converted into the equivalent number of class A ordinary shares.

        General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

        Shareholders' general meetings may be convened by a majority of our board of directors. Advance notice of at least ten days is required for the convening of our annual general shareholders' meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        Transfer of Ordinary Shares.    Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

  •
  a fee of such maximum sum as [the New York Stock Exchange/Nasdaq Stock Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of [the New York Stock Exchange/NASDAQ Stock Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

        Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company's profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of [two-thirds] of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

  •
  the designation of the series;

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  the number of shares of the series;

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  the dividend rights, dividend rates, conversion rights, voting rights; and

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  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

  •
  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

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  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

  •
  a company acts or proposes to act illegally or ultra vires;

  •
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However,

English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute.    As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering articles of association, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

Ordinary shares and preferred shares

        As a step of the Reorganization Transactions, on                  , 2018, we issued an aggregate of 16,512,156 class A ordinary shares, 39,820,586 class B ordinary shares, 142,014,426 class C ordinary shares, 10,375,744 Series A preferred shares, and 47,792,100 Series A+ preferred shares to all beneficial owners of Beijing Qibutianxia in exchange of most of Beijing Qibutianxia's assets and operation, primarily including the online consumer finance and the online microcredit lending business.

Option grant

        We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees.

        As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options is 24,836,096. See "Management—2018 Share Incentive Plan."

Shareholders agreement

        We entered into our shareholders agreement on                  , 2018 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of a qualified initial public offering.

Registration rights

        Pursuant to our shareholders agreement dated                , 2018, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

        Demand registration rights.    Holders of at least            of the registrable securities then outstanding have the right to demand that we file a registration statement covering at least                of the registrable securities. We have the right to defer filing of a registration statement for a period of not more than         days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than         in any        period. We are obligated to effect no more than        demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

        Piggyback registration rights.    If we propose to file a registration statement for a public offering of our securities, we must offer our shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated first to                 , second to                requesting for the inclusion of their registrable securities on a pro rata basis, and third to            .

        Form F-3 registration rights.    Holders of at least                of the registrable securities then outstanding may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

        Expenses of registration.    will bear all registration expenses, other than the                .

        Termination of obligations.    We have no obligation to effect any demand, piggyback or Form F-3 or Form S-3 registration immediately after                .

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Receipts

                    , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in            class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at            .

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to Receive Additional Shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

  •
  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  •
  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

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  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

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  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

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  to receive any distribution on or in respect of shares,

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  to give instructions for the exercise of voting rights at a meeting of holders of shares,

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  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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  to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

        Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

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  a fee of US$            per ADR or ADRs for transfers of certificated or direct registration ADRs;

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  a fee of up to US$            per ADS for any cash distribution made pursuant to the deposit agreement;

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  a fee of up to US$            per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

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  stock transfer or other taxes and other governmental charges;

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  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

        ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if Circular 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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  amend the form of ADR;

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  distribute additional or amended ADRs;

  •
  distribute cash, securities or other property it has received in connection with such actions;

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  sell any securities or property received and distribute the proceeds as cash; or

  •
  none of the above.

        If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

  •
  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

  •
  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

  •
  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

  •
  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

  •
  it exercises or fails to exercise discretion under the deposit agreement or the ADR;

  •
  it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

  •
  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of            . The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

        The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

  •
  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

  •
  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People's Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).]

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have                        ADSs outstanding, representing approximately                        % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Stock Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        We have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

        Furthermore, [each of our directors, executive officers and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These parties collectively own [all] of our outstanding ordinary shares, without giving effect to this offering.

        In addition, through a letter agreement, we will instruct                        , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and we have agreed not to provide consent without the prior written consent of the representatives on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

        The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See "Underwriting."

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

        All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act so long as adequate current information about us is publicly available, and will be entitled to sell restricted securities beneficially owned for at least one year regardless of availability of current public information about us. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which immediately after this offering will equal                         ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

  •
  the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

        The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

        No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

People's Republic of China Taxation

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe that 360 Finance, Inc. is not a PRC resident enterprise for PRC tax purposes. 360 Finance, Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that 360 Finance, Inc. meets all of the conditions above. 360 Finance, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

        If the PRC tax authorities determine that 360 Finance, Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC enterprise shareholders (including our ADS holders) may be subject to a 10% enterprise income tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Our non-PRC individual shareholders (including our ADS holders) may be subject to a 20% individual income tax on dividends or gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of 360 Finance, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that 360 Finance, Inc. is treated as a PRC resident enterprise.

        Provided that our Cayman Islands holding company, 360 Finance, Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Bulletin 7, where a non-resident enterprise conducts an "indirect transfer" by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this circular. See "Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies."

United States Federal Income Tax Considerations

        The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or ordinary shares in this offering and holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS"), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares). The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

  •
  banks and other financial institutions;

  •
  insurance companies;

  •
  pension plans;

  •
  cooperatives;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  broker-dealers;

  •
  traders that elect to use a mark-to-market method of accounting;

  •
  certain former U.S. citizens or long-term residents;

  •
  tax-exempt entities (including private foundations);

  •
  persons liable for alternative minimum tax;

  •
  persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

  •
  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

  •
  investors that have a functional currency other than the U.S. dollar;

  •
  persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value);

  •
  persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

  •
  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

        Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

        For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

        A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the "asset test"). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

        Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected proceeds from this offering, and projections as to the market price of our ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

        If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a "deemed sale" election with respect to the ADSs or ordinary shares.

        The discussion below under "—Dividends" and "—Sale or Other Disposition" is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under "—Passive Foreign Investment Company Rules."

Dividends

        The gross amount of any distributions paid on our ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a "dividend" for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

        Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to "qualified dividend income," provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the "Treaty"), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the [New York Stock Exchange/Nasdaq Stock Market] will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

        In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see "Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

        For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see "Taxation—People's Republic of China Taxation"). Depending on the U.S. Holder's particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition

        A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. If a U.S. Holders is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive foreign investment company rules

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

  •
  the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (each, a "pre-PFIC year"), will be taxable as ordinary income; and

  •
  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year,

    increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

        The mark-to-market election is available only for "marketable stock," which is stock that regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the [New York Stock Exchange/Nasdaq Stock Market]. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

        Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

        We[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the table below. Goldman Sachs (Asia) L.L.C. and Citigroup Global Markets Inc. are the representatives of the underwriters. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, U.S.A.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C
Citigroup Global Markets Inc

Total

        The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

        The underwriters have an option to buy up to an additional                ADSs from [us/the selling shareholders] to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

        The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us[and the selling shareholders]. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

[Paid by the Selling Shareholders	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$	]

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$                per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We and our officers, directors, and holders of substantially all of our ordinary shares or ADSs[, including the selling shareholders], have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or ADSs or any securities convertible into or exchangeable for our ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        [An application has been made] to list the ADSs on the [New York Stock Exchange/Nasdaq Stock Market] under the symbol "QFIN."

        In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional ADSs for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

        We[and the selling shareholders] estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$                .

        We[and the selling shareholders] have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

  (ii)
  "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  person associated with the company under section 708(12) of the Corporations Act; or

  (iv)
  "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act;

          and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

  (b)
  you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Any person making or intending to make any offer of shares within the European Economic Area should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

        For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  •
  it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial

Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

        This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and "qualified individuals," each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea.

Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People's Republic of China

        This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

        The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

        This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [the New York Stock Exchange/Nasdaq Stock Market market entry and listing fee], all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
[The New York Stock Exchange/Nasdaq Stock Market Market Entry and Listing Fee]
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Tian Yuan Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

        The combined financial statements as of December 31, 2016 and 2017, and for the period from July 25, 2016 (the date of our inception) to December 31, 2016 and the year ended December 31, 2017 included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of Renminbi amounts to U.S. dollar amounts and an emphasis of a matter paragraph noting that combined financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cashflows if the combined entities had operated as a stand-alone group during the periods presented). Such combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The balance sheet as of April 27, 2018 of 360 Finance, Inc. included in this prospectus has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Prior to the engagement of Deloitte as our independent registered public accounting firm under the PCAOB standards, Deloitte was engaged to perform certain tax advisory services, provided primarily during and concluded in 2017, for Tianjin Qi Xin Zhi Cheng Technology Co., Ltd ("Tianjin Technology"). Tianjin Technology was determined to be an affiliate of us under the SEC independence rules by virtue of being under common control by the same ultimate parent. While the nature of the services provided were permissible, the contingent payment structure for such services is prohibited by the auditor independence rules of Regulation S-X and the PCAOB. The service was not related to, and did not impact, our combined financial statements and the audits. Total fees collected by Deloitte for the tax advisory service was insignificant in relation to the total fees for Deloitte's audits. None of the professionals who provided the service were members of Deloitte's audit engagement team with respect to the audits of our combined financial statements.

        After careful consideration of the facts and circumstances and the applicable independence rules, Deloitte has concluded that (i) the aforementioned matter does not impair Deloitte's ability to exercise objective and impartial judgment in connection with its audits of our combined financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Deloitte has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of our combined financial statements. After considering this matter, our board of directors concurred with Deloitte's conclusions.

        The registered office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People's Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of 360 Finance, Inc.

Opinion on the Financial Statement—Balance Sheet

        We have audited the accompanying balance sheet of 360 Finance, Inc. (the "Company") as of April 27, 2018 ("the date of inception"), including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of the date of inception in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
July 27, 2018

We have served as the Company's auditor since 2018.

360 FINANCE, INC.

BALANCE SHEET

April 27, 2018
USD
ASSETS:
Cash and cash equivalents	0.001
TOTAL ASSETS	0.001
COMMITMENTS AND CONTINGENCIES (Note 4)
STOCKHOLDERS' EQUITY
Common stock, $0.001 par value per share, 50,000,000 shares authorized, 1share issued and outstanding	0.001
TOTAL STOCKHOLDERS' EQUITY	0.001

360 FINANCE, INC.

NOTES TO THE BALANCE SHEET

AS OF APRIL 27, 2018

1. ORGANIZATION

        360 Finance, Inc. (the "Company") was incorporated in Cayman Islands with limited liability on April 27, 2018, as the proposed listing entity for the purpose of initial public offering ("IPO") to raise funds for the operating entities of Shanghai Qiyu Information Technology Co., Ltd. and Fuzhou 360 Microcredit Co., Ltd which are controlled by the ultimate shareholder of the Company, Mr. Hongyi Zhou.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        The balance sheet was prepared in conformity with U.S. generally accepted accounting principles.

        Separate statements of operations, changes in stockholders' equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation and initial capitalization.

3. Stockholders' Equity

        The Company is authorized to issue 50,000,000 shares of common stock, par value 0.001 per share, 1 of which was issued and outstanding as of April 27, 2018.

4. Commitments and Contingencies

        The Company does not have any commitments or contingencies as of April 27, 2018.

5. Subsequent Events

        The Company has evaluated subsequent events through July 27, 2018, which is the date when the financial statement was issued.

        In May 2018, the shareholders and board of directors approved the 2018 Share Incentive Plan and subsequently on May 20, 2018, the Company granted 24,836,096 share options to certain directors, executive officers and employees with an exercises price of US$0.00001 per share and various vesting schedules ranging from immediate to 3.25 years.

        In June 2018, the Company established a fully owned subsidiary HK Qirui International Technology Company Limited in Hong Kong, as an intermediate holding company which will further incorporate a wholly-owned subsidiary in China for the Company's reorganization transaction.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Beijing Qibutianxia Technology Co., Ltd.

Opinion on the Financial Statements

        We have audited the accompanying combined balance sheets of Shanghai Qiyu Information Technology Co., Ltd. and Fuzhou 360 Microcredit Co., Ltd. (collectively the "Combined Entities", or "360 Group"), as of December 31, 2016 and 2017, the related combined statements of operations, comprehensive income (loss), changes in equity and cash flows for the period from July 25, 2016 ("the inception date") to December 31, 2016 and the year ended December 31, 2017, and the related notes (collectively referred to as the "combined financial statements"). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Combined Entities as of December 31, 2016 and 2017, and the results of its operations and its cash flows for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, in conformity with the accounting principles generally accepted in the United States of America.

Emphasis of a Matter

        The accompanying combined financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of the Combined Entities, and include expense allocations for certain corporate functions historically provided by Beijing Qibutianxia Technology Co., Ltd. These combined financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Combined Entities had operated as a stand-alone group during the periods presented.

Convenience Translation

        Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

Basis for Opinion

        The combined financial statements are the responsibility of the Combined Entities' management. Our responsibility is to express an opinion on the combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Combined Entities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Combined Entities are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Combined Entities' internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
July 27, 2018

        We have served as 360 Group's auditor since 2018.

360 GROUP

COMBINED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	6,173	468,547	72,014
Restricted cash (including RMB nil and RMB 96,134 from the consolidated trusts as of December 31, 2016 and 2017 respectively)	—	487,882	74,986
Funds receivable from third party payment service providers	7,722	132,479	20,362
Financial assets receivable (net of allowance of RMB nil as of December 31, 2016 and 2017, respectively)	5,399	140,356	21,572
Amounts due from related parties	55,045	105,219	16,172
Loans receivable (including RMB nil and RMB 910,674 from the consolidated trusts as of December 31, 2016 and 2017 respectively)	—	1,192,307	183,254
Prepaid expenses and other assets	4,693	33,907	5,211

Total current assets	79,032	2,560,697	393,571

Non-current assets:
Property and equipment, net	1,982	5,994	921
Intangible assets	208	262	40
Deferred tax assets	8,297	186,319	28,637

Total non-current assets	10,487	192,575	29,598

TOTAL ASSETS	89,519	2,753,272	423,169

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Payable to investors of the Consolidated Trusts	—	536,906	82,521
Accrued expenses and other current liabilities	11,645	96,737	14,868
Amounts due to related parties	93,626	1,283,970	197,343
Guarantee liabilities	5,768	300,942	46,254
Income tax payable	—	115,325	17,725
Other tax payable	313	17,590	2,703

Total current liabilities:	111,352	2,351,470	361,414

TOTAL LIABILITIES	111,352	2,351,470	361,414

SHAREHOLDERS' EQUITY
Paid-in capital	—	590,000	90,681
Accumulated deficit	(21,833)	(188,198)	(28,926)

TOTAL SHAREHOLDERS' (DEFICIT) EQUITY	(21,833)	401,802	61,755

TOTAL LIABILITIES AND EQUITY	89,519	2,753,272	423,169

The accompanying notes are an integral part of these combined financial statements.

360 GROUP

COMBINED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

	Period from the inception date to December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	RMB	RMB	USD (Note 2)
Revenue, net of value-added tax and related surcharges:
Revenue from loan facilitation services	42	117,780	18,102
Revenue from post-origination services	18	50,478	7,758
Financing income	—	50,966	7,833
Other revenue (including revenue generated from related parties of RMB nil and RMB 86,311 for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, respectively)	—	89,828	13,806

Total net revenue	60	309,052	47,499

Operating costs and expenses:
Origination and servicing (including costs charged by related parties of RMB nil and RMB 9,877 for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, respectively)	13,178	136,106	20,919
Sales and marketing (including expenses charged by related parties of RMB 343 and RMB 54,955 for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, respectively)	1,605	345,576	53,114
General and administrative (including expenses charged by related parties of RMB 10,580 and RMB 17,512 for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, respectively)	15,410	46,004	7,071
Provision for loans receivable	—	12,406	1,907

Total operating costs and expenses	30,193	540,092	83,011

Loss from operations	(30,133)	(231,040)	(35,512)
Interest income	3	2,421	372
Other income, net	—	22	4

Loss before provision for income taxes	(30,130)	(228,597)	(35,136)
Income taxes benefit	8,297	62,232	9,565

Net loss	(21,833)	(166,365)	(25,571)

The accompanying notes are an integral part of these combined financial statements.

360 GROUP

COMBINED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	RMB	RMB	USD (Note 2)
Net loss	(21,833)	(166,365)	(25,571)
Other comprehensive income	—	—	—

Total comprehensive loss	(21,833)	(166,365)	(25,571)

The accompanying notes are an integral part of these combined financial statements.

360 GROUP

COMBINED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

	Paid-in capital RMB	Accumulated deficit RMB	Total (deficit) equity RMB
Balance as of July 25, 2016	—	—	—
Net loss	—	(21,833)	(21,833)

Balance as of December 31, 2016	—	(21,833)	(21,833)
Capital injection	590,000	—	590,000
Net loss	—	(166,365)	(166,365)

Balance as of December 31, 2017	590,000	(188,198)	401,802

The accompanying notes are an integral part of these combined financial statements.

360 GROUP

COMBINED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	RMB	RMB	USD (Note 2)
Cash Flows from Operating Activities:
Net loss	(21,833)	(166,365)	(25,571)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	201	1,306	201
Provision for loans receivable	—	12,406	1,907
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	(7,722)	(124,757)	(19,175)
Financial assets receivables	(5,399)	(134,957)	(20,743)
Prepaid expenses and other assets	(4,693)	(27,478)	(4,223)
Deferred tax assets	(8,297)	(178,022)	(27,361)
Amounts due (from) to related parties	(38,469)	(5,975)	(918)
Guarantee liabilities	5,768	295,174	45,367
Income tax payable	—	115,325	17,725
Other tax payable	313	17,277	2,655
Accrued expenses and other current liabilities	11,645	85,092	13,079

Net cash used in operating activities	(68,486)	(110,974)	(17,057)

Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(2,391)	(7,109)	(1,093)
Investment in loans receivable	—	(2,769,592)	(425,678)
Collection of investment in loans receivable	—	1,572,432	241,678

Net cash used in investing activities	(2,391)	(1,204,269)	(185,093)

Cash Flows from Financing Activities:
Capital contributions from shareholder	—	590,000	90,681
Loans from shareholder	77,050	810,500	124,572
Loans payment to shareholder	—	(147,500)	(22,670)
Cash received from investors of the consolidated trusts	—	1,012,499	155,618

Net cash provided by financing activities	77,050	2,265,499	348,201

Net increase in cash and cash equivalents	6,173	950,256	146,051
Cash, cash equivalents, and restricted cash, beginning of year	—	6,173	949

Cash, cash equivalents, and restricted cash, end of year	6,173	956,429	147,000

Supplemental disclosures of cash flow information:
Income taxes paid	—	(464)	(71)
Reconciliation to amounts on the combined balance sheets:
Cash and cash equivalents	6,173	468,547	72,014
Restricted cash	—	487,882	74,986

Total cash, cash equivalents, and restricted cash	6,173	956,429	147,000

The accompanying notes are an integral part of these combined financial statements.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Shanghai Qiyu Information & Technology Co., Ltd. ("Qiyu") was established on July 25, 2016 to operate the online consumer financing platform. In March 2017, Fuzhou 360 Online Microcredit Co., Ltd. ("Fuzhou Microcredit") was founded mainly to obtain the online microcredit lending license to conduct online microcredit lending business. Qiyu and Fuzhou Microcredit (collectively the "Group") are engaged in providing online consumer finance products to the borrowers funded primarily by institutional funding partners through a digital consumer finance platform.

        Qiyu and Fuzhou Microcredit are wholly owned by Beijing Qibutianxia Technology Co., Ltd. ("Qibutianxia") which is ultimately controlled by Mr. Hongyi Zhou. On April 27, 2018, 360 Finance, Inc. was incorporated by the same shareholders of the Group in Cayman Island as a listing vehicle for the Group's initial public offering in the United States.

        As of December 31, 2017, the Group include the following entities in the combined financial statements:

	Date of Incorporation	Place of Incorporation
Shanghai Qiyu Information & Technology Co., Ltd. ("Qiyu")	July 25, 2016	PRC
Fuzhou 360 Online Microcredit Co., Ltd.("Fuzhou Microcredit")	March 30, 2017	PRC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis of combination

        The accompanying combined financial statements include the financial statements of Qiyu and its consolidated trusts (see note below), as well as Fuzhou Microcredit. These entities are under the common control of Qibutianxia which is ultimately controlled by Mr. Hongyi Zhou, and are expected to be transferred to 360 Finance Inc. prior to its initial public offering in the United States. All inter-company transactions and balances have been eliminated as if they were consolidated.

        The combined financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Group had operated as a stand-alone group during the periods presented.

        The combined financial statements include the Group's allocations for various general administrative expenses of Qibutianxia which related to the Group's business. These expenses consist primarily of payroll of senior management and shared rental expenses. These allocations were made using a proportionate cost allocation method. The payroll expenses were allocated based on the actual time spent on the provision of services attributable to the Group, and the shared rental expenses were allocated based on the actual usage of the building among each business of Qibutianxia. The management believes these allocations are reasonable. Total expenses allocated from Qibutianxia to the

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group are RMB 10,580 for the period from the inception date to December 31, 2016 and RMB 17,512 for the year ended December 31, 2017.

Consolidated Trusts

        Loans funded by the institutional funding partners in the Group's loan facilitation business are typically disbursed to the borrowers directly from such partners. However, due to the need of certain institutional funding partners, loans from such funding partners are funded and disbursed indirectly through trusts and asset management plans (collectively the "Trusts"). In 2017, the Trusts were formed by two third-party trust companies and an asset management company, who administer the Trusts.

        The Trusts fund loans facilitated by the Group using the funds received from its beneficiaries to the borrowers facilitated by the Group. The Trusts provide the returns to its beneficiaries through interest payments made by the borrowers.

        In 2017, the Trusts were set up with total assets of RMB 1,012,499 which invested solely in the loans facilitated on the Group's platform to provide returns to the investors of the Trusts. The borrowers are charged with the interests and the service fees from the Trusts and the Group, respectively. The Group is either entitled to the residual profit in the Trusts or the Group has provided guarantee to the Trusts by agreeing to repurchase any loans that are delinquent for 60 to 90 days from which the Group absorbs the credit risk of the Trusts resulting from borrowers' delinquencies. The Group determined that the residual profit or the guarantee represents a variable interest in the Trusts through which the Group has the right to receive benefits or the obligation to absorb losses from the Trusts that could potentially be significant to the Trusts. Since the Trusts only invest in the loans facilitated by the Group and the Group continues to service the loans through a service agreement post origination and has the ability to direct default mitigation activities, the Group has the power to direct the activities of the Trusts that most significantly impact the economic performance of the Trusts. As a result, the Group is considered the primary beneficiary of the Trusts and consolidated the Trusts' assets, liabilities, results of operations and cash flows.

        As of December 31, 2017, the loans held by the Trusts are all personal loans made to the individual borrowers with an original term up to 12 months. The interest rates of these loans are ranged between 9% to 36%. The loans receivable balance associated with the Trusts represents the outstanding loans made to the borrowers from the Trusts.

        For the period from the inception date to December 31, 2016 and the year ended December 31, 2017, the provision for loan losses of RMB nil and RMB 5,646 were charged to the combined statement of comprehensive income, respectively. There were no loans written off for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, respectively.

        Interest on loans receivable is accrued and credited to income as earned. The Group determines a loan's past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when the loans are 90 days past due.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following financial statement amounts and balances of the Trusts were included in the accompanying combined financial statements after elimination of intercompany transactions and balances:

December 31, 2017
RMB
ASSETS
Restricted cash	96,134
Loans receivable	910,674

Total Assets.	1,006,808

Liabilities:
Payable to investors	536,906
Amounts due to related parties	483,145
Accrued expenses and other liabilities	368

Total liabilities	1,020,419

December 31, 2017
RMB
Net revenue	10,791
Net loss	(2,560)

December 31, 2017
RMB
Net cash provided by operating activities	479,910
Net cash used in investing activities	(916,275)
Net cash provided by financing activities	532,499

        The consolidated trusts contributed nil and 3% of the Group's combined revenue for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, respectively. As of December 31, 2016 and 2017, the consolidated trusts accounted for an aggregate of nil and 37%, respectively, of the combined total assets, and nil and 43%, respectively, of the combined total liabilities.

        There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require Qiyu or Fuzhou Microcredit to provide financial support to the consolidated trusts.

        The Group believes that the assets of the consolidated trusts could only be used to settle the obligations of the consolidated trusts.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group's financial statements include revenue recognition, financial assets receivable and guarantee liabilities, allowance for loans receivable, and valuation allowance for deferred tax assets.

Revenue recognition

        Through its app and channel partners, the Group provides services through its facilitation of loan transactions connecting the institutional funding partners with the borrowers. The loans facilitated are with terms of 1~12 months and with principal of up to RMB200. The Group's services mainly consist of:

          1)    Performing credit assessment on the borrowers on its mobile platform based on its credit analysis and matching the institutional funding partners to potential qualified borrowers and facilitating the execution of loan agreements between the parties, referred to as "loan facilitation services" and;

          2)    Providing repayment processing services for the institutional funding partners over the loan term, referred to as "post-origination services". In most cases, for the loans facilitated, the Group also provides a guarantee service to its institutional funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from the Group.

        Based on the agreements entered into between the Group's institutional funding partners and borrowers, the Group determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loan between the funding partner and the borrower.

        Consistent with the criteria of ASC 605 "Revenue Recognition", the Group recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

        The service fees are collected from the borrowers on a monthly basis through the loan period. As the collection of service fees is contingent upon actual repayment from the borrowers, the revenue related to the services fees is not considered fixed or determinable until the contingency (i.e., the borrower's repayment) has been resolved. Therefore, the Group recognizes revenue upon collection of service fees.

  Multiple element revenue recognition

        The Group considers the loan facilitation services and post-origination services as a multiple deliverable revenue arrangement. Although the Group does not sell these services separately, the

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group determined that all the deliverables have standalone value. When the monthly service fee is collected, the Group first allocates the fees collected to the guarantee liabilities in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation (refer to accounting policies of "Guarantee liabilities" and "Financial assets receivable"). Then the remaining fees collected are allocated to the loan facilitation services and post-origination services using their relative estimated selling prices.

        The Group does not have vendor specific objective evidence ("VSOE") of selling price for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services separately. Although other vendors may sell these services separately, third party evidence ("TPE") of selling price of the loan facilitation services and post-origination services does not exist as public information is not available regarding what the Group's competitors may charge for those services. As a result, the Group generally uses its best estimate of selling prices ("BESP") of loan facilitation services and post-origination services as the basis of revenue allocation. In estimating its selling price for the loan facilitation services and post-origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, market demand, effect of competitors on the Group's services, and other market factors.

  Incentives

        The Group provides incentives to the borrowers by providing coupons which can only be used as a reduction of repayment and ultimately reduced the service fees received by the Group. As the service fee is recognized only when received, the Group records the incentives as a deduction to revenue.

  Other revenue

        Other revenue mainly pertains to the referral service income. The Group provides the referral services to a lending navigation platform operated by a related party, by referring to them the borrowers who have not passed the Group's credit assessment. Specifically, the Group receives a referral fee from the platform once the borrowers are accepted by the other funding providers on that platform. The revenue is recognized once the referral is completed as confirmed by that platform and recorded as "other revenue".

  Financing income

        The Group provides loans through the consolidated trusts and Fuzhou Microcredit. The Group recognizes revenue under "financing income" the fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group is subject to Value-added Tax and other surcharges including education surtax and urban maintenance and construction tax, on the services provide in the PRC. The Group has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by the governmental authority. Such taxes excluded from revenues are RMB 350 and RMB 47,789, respectively, for the period from inception date to December 31, 2016 and the year ended December 31, 2017.

Cash and cash equivalents

        Cash and cash equivalents mainly consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Restricted cash

        Restricted cash represents:

  (i)
  Deposit to the funding banks which is used to secure timely loan repayment. As of December 31, 2016 and 2017, the amount of restricted cash related to deposit to the funding banks is RMB nil and RMB391,749, respectively.

  (ii)
  Cash held by the trusts and assets management plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreement. The trusts have a maximum operating period of two years. The cash in the trusts is not available to fund the general liquidity needs of the Group.

Funds receivable from third party payment service providers

        The Group opened accounts with third party online payment service providers to collect and transfer the loan funds and interest to the institutional funding partners or the borrowers. The Group also uses such accounts to collect the transaction fee and service fee, and repay and collect the default loan principal and interest. The balance of funds receivable from third party payment service providers mainly includes:

  (a)
  Funds provided by Fuzhou Microcredit but not yet transferred to the borrowers by third party payment service providers due to the settlement time lag;

  (b)
  Repayment of loan principal and interest amounts received from the borrowers but not yet transferred to the institutional funding partners by third party payment service providers due to the settlement time lag and;

  (c)
  Accumulated amounts of transaction fee, service fee received, payment and collection of default loan and interest at the balance sheet date.

Fair value

        Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

        Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

        Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, financial assets receivable, funds receivable from third party payment service providers, loans receivable, payable to investors of the consolidated trusts, and amounts due from/to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

        The Group does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring or non-recurring basis during the periods presented.

Loans receivable

        Loans receivable represents loans facilitated through the consolidated trusts and Fuzhou Microcredit. Loans receivable are recorded as receivable, reduced by a valuation allowance estimated as of the balance sheet date.

        The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment, net

        Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or expected useful lives
Electronic equipment	5 years
Furniture and office equipment	5 years

        Gains and losses from the disposal of furniture and equipment are recognized in the combined statements of operations.

Guarantee liabilities

        For the loans facilitated through the loan facilitation business, the Group provides a guarantee service to its funding partners whereas in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from the Group. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled. For accounting purposes, at loan inception, the Group recognizes a stand-ready liability representing the fair value of guarantee liability in accordance with ASC Topic 460.

        At the inception of each loan, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan's inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the institutional funding partner is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When the Group is released from the stand ready liability upon expiration of the underlying loan, the Group records a corresponding amount as "Other revenue" in the combined statement of operations. For the period from the inception date to December 31, 2016 and the year ended December 31, 2017, revenues recognized related to releasing of guarantee liabilities are immaterial. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of operating expenses in the combined statement of operations. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The movement of guarantee liabilities during 2016 and 2017 is as follows:

RMB
As of July 25, 2016	—
Provision at the inception of new loans	5,768
Net payout	—
Release on expiration	—

As of December 31, 2016	5,768
Provision at the inception of new loans	452,182
Net payout	(156,677)
Release on expiration	(331)

As of December 31, 2017	300,942

        As of December 31, 2016 and 2017, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB 236,324 and RMB 10,844,693 respectively. The approximate term of guarantee compensation service ranged from 1 month to 12 months, as of the end of December 31, 2016 and 2017.

Financial assets receivable

        Financial assets receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10 and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm's-length transaction.

        The fair value recognized at loan inception is estimated using a discounted cash flow model based on the expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the borrowers. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the combined income statement. No impairment losses were recorded in the combined statements of operations during the period from the inception date to December 31, 2016 and the year ended December 31, 2017.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The movement of financial assets receivable during 2016 and 2017 is as follows:

RMB
As of July 25, 2016	—
Addition at the inception of new loans	6,114
Decrease upon receipt of service fee	(715)

As of December 31, 2016	5,399
Addition at the inception of new loans	479,313
Decrease upon receipt of service	(344,356)

As of December 31, 2017	140,356

Origination and servicing expense

        Origination and servicing expense represents cost of services which consists primarily of variable expenses and vendor costs, and costs related to risk management, credit assessment, borrower and system support, payment processing services and third-party collection agencies with facilitating and servicing loans.

Sales and marketing expenses

        Sales and marketing expenses primarily consist of variable marketing and promotional expenses and general brand and awareness building, including fees paid to channel partners for directing user traffic to the Group. Salaries and benefits expenses related to the Group's sales and marketing personnel and other expenses related to the Group's sales and marketing team are also included in the sales and marketing expenses.

Government grant

        Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received. The government grants received by the Group is RMB nil and RMB 26 for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, respectively.

Income taxes

        Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

        In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its combined balance sheet and under other expenses in its combined statement of comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the period from the inception date to December 31, 2016 and the year ended December 31, 2017.

Value added taxes ("VAT")

        The Group is subject to VAT at the rate of 6% and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the face of balance sheet.

Foreign currency translation

        The reporting currency of the Group is the Renminbi ("RMB"). The Group's operations are conducted through the companies located in the PRC where the local currency is the functional currency.

        Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of other income.

        The combined financial statements of the Group are translated from the functional currency into reporting currency. Assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated at the appropriate historical rates. Revenues, expenses, gains and losses are translated using the periodic average exchange rates. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convenience translation

        The Group's business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the combined balance sheets, and the related combined statements of operations, shareholders' equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 29, 2017, or at any other rate.

Employee defined contribution plan

        Full time employees of the Group in the PRC participate in a government mandated multi employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee's salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB 1,999 and RMB13,862 for the period from the inception date to December 31, 2016 and the year ended December 31, 2017, respectively.

Segment reporting

        The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("CODM") for making decisions, allocation of resource and assessing performance.

        The Group's CODM has been identified as the Chief Executive Officer who reviews the combined results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

        The Group's long-lived assets are all located in the PRC and all of the Group's revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight line rent expense to be recorded over the lease term.

Recent accounting pronouncements

        In May 2014, the Financial Accounting Standard Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", which will be effective January 1, 2018. The guidance

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the likelihood of payment and the timing of the related transfer of goods or performance of services. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for this amendment is the same as those for the new revenue guidance. The Group will adopt this ASU on January 1, 2018 with a full retrospective approach under which revenue recognized in prior periods will be adjusted retrospectively. The cumulative adjustment will primarily arise from the timing of revenue recognition for service fees collected in monthly instalments related to our loan products being recognized earlier under the ASU. The Group provides the loan facilitation services and post-facilitation services as multiple derivable arrangements. Under Topic 605, transaction fees collected in monthly instalments are considered contingent and, therefore, are not allocable to different deliverables until the contingency is resolved (i.e. upon receipt of the monthly installment). Upon adoption of the ASU, revenue is recognized upon successful facilitation of the loans provided on the platform using the total consideration estimated to be received and allocated to the different performance obligations based upon their relative fair value. The adoption of this guidance also requires the Group to expand disclosures particularly in the year of adoption. Upon adoption of Topic 606 on the full retrospective approach, more net revenue would be recognized for the periods presented.

        In January 2016, the Financial Accounting Standard Board ("FASB") issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. In February 2018, the FASB issued ASU 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10)" in which improvements were made to clarify ASU 2016-01. These aforementioned guidance is effective for annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Group does not expect the adoption of ASU 2016-01 to have a significant impact on the combined financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right of use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. As of December 31, 2017, the Group has RMB 18,518 of future minimum operating lease commitments that are not currently recognized on its combined balance sheets (Note 9). Therefore, the Group would expect changes to its combined balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adoption of this guidance on its combined financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Payments. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. For public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Group does not expect the adoption of this guidance will have a significant impact on its combined financial statements.

3. LOANS RECEIVABLE, NET

        Loans receivable consists of the following:

	December 31, 2016	December 31, 2017
	RMB	RMB
Loans receivable	—	1,204,713
Less allowance for loan losses	—	(12,406)

Loans receivable, net	—	1,192,307

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

3. LOANS RECEIVABLE, NET (Continued)

        The following table presents the aging of loans as of December 31, 2016 and 2017:

	0 - 30 days past due	31 - 60 days past due	61 - 90 days past due	91 - 120 days past due	Over120 days past due	Total days past due	Current	Total loans
December 31, 2016 (RMB)	—	—	—	—	—	—	—	—
December 31, 2017 (RMB)	9,739	1,765	1,171	886	95	13,656	1,191,057	1,204,713

        Loans receivable of RMB 981 as of December 31, 2017 were in non-accrual status. The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 90 days. Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group's judgment, will continue to make periodic principal and interest payments as scheduled. For the period from the inception date to December 31, 2016 and the year ended December 31, 2017, the Group has not charged off any loan principal and interests receivable.

        Movement of allowance for loan losses is as follows:

	December 31, 2016	December 31, 2017
	RMB	RMB
Balance at beginning of year	—	—
Provision for loan losses	—	12,406
Write-off	—	—

Balance at end of year	—	12,406

        The following table presents nonaccrual loan principal as of December 31, 2016 and 2017:

	December 31, 2016	December 31, 2017
	RMB	RMB
Nonaccrual loan principal	—	982
Less allowance for loan losses	—	(959)

Nonaccrual loans, net	—	23

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

4. PROPERTY AND EQUIPMENT, NET

	December 31, 2016	December 31, 2017
	RMB	RMB
Leasehold improvements	790	2,988
Electronic equipment	987	2,888
Furniture and office equipment	397	1,587

Total property and equipment	2,174	7,463

Accumulated depreciation	(192)	(1,469)
Property and equipment, net	1,982	5,994

        Depreciation expense on property and equipment for the period from the inception date to December 31, 2016 and the year ended December 31, 2017 were RMB 192 and RMB1,469, respectively, recorded under "General and administrative" in the combined statements of operations.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2016	December 31, 2017
	RMB	RMB
Payable to institutional funding partners(i)	3,304	42,654
Accrued payroll and welfare	5,564	14,681
User traffic direction fees	369	28,070
Accrued technical service fees	2,216	9,439
Others	192	1,893

Total	11,645	96,737

(i)
Payable to institutional funding partners mainly include amounts collected from the borrowers but have not been transferred to the institutional funding partners due to holiday breaks.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

6. RELATED PARTY BALANCES AND TRANSACTIONS

        The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the period from the inception date to December 31, 2016 and the year ended December 31, 2017:

Name of related parties	Relationship with the group
Beijing Qifutong Technology Co., Ltd. ("Qifutong ")	An affiliate of Qihoo 360, ultimately controlled by Mr. Zhou, the Chairman of the Group
Beijing Qibutianxia Technology Co., Ltd. ("Qibutianxia")	Entity controlled by Mr. Zhou, the Chairman of the Group
Ningbo Siyinjia Investment management Co., Ltd. ("Ningbo Siyinjia")	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qicaitianxia Technology Co., Ltd. ("Qicaitianxia")	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qihu Technology Co., Ltd. ("Qihu")	An affiliate of Qihoo 360, ultimately controlled by Mr. Zhou, the Chairman of the Group
Jinshang Consumer Finance Inc. ("Jinshang")	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Youdaojingwei Assets Management Co., Ltd. ("Youdaojingwei")	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Zixuan Information Technology Co., Ltd. ("Beijing Zixuan")	Entity controlled by Mr. Zhou, the Chairman of the Group
Others	Affiliates of Qihoo 360, ultimately controlled by Mr. Zhou, the Chairman of the Group

        The Group entered into the following transactions with its related parties:

        For the period from the inception date to December 31, 2016 and the year ended December 31, 2017, services provided by the related parties were RMB10,923 and RMB82,344 respectively.

	Period from the inception date to December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Corporate expenses allocated from Qibutianxia	10,580	17,512
Referral service fee charged by Qifutong	—	43,214
Referral service fee charged by Qihu	343	10,814
Interests charged by Youdaojingwei for funds provided	—	9,877
Others	—	927

Total	10,923	82,344

        Qifutong and Qihu are the subsidiaries of Qihoo 360 which are ultimately controlled by Mr. Zhou. They refer borrowers to the Group and charge referral service accordingly.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

6. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        For the period from the inception date to December 31, 2016 and the year ended December 31, 2017, services provided to the related parties were RMB nil and RMB 86,311 respectively.

	December 31, 2016	December 31, 2017
	RMB	RMB
Referral service fee charged to Qicaitianxia	—	84,303
Others	—	2,008

Total	—	86,311

        As of December 31, 2016 and 2017, amounts due from related parties were RMB55,045 and RMB105,219, respectively, and details are as follows:

	December 31, 2016	December 31, 2017
	RMB	RMB
Qicaitianxia	—	89,361
Jinshang(1)	55,003	14,932
Others	42	926

Total	55,045	105,219

(1)
The Group provided deposit to Jinshang to secure the timely repayment of loans facilitated by the Group that Jinshang invested in.

        As of December 31, 2016 and 2017, amounts due to related parties were RMB93,626 and RMB1,283,970 respectively, and details are as follows:

	December 31, 2016	December 31, 2017
	RMB	RMB
Qibutianxia(1)	88,575	769,321
Ningbo Siyinjia	300	300
Qifutong	—	11,641
Youdaojingwei(2)	—	483,145
Beijing Zixuan(3)	—	16,572
Others	4,751	2,991

Total	93,626	1,283,970

(1)
The amount due to Qibutianxia mainly includes interest free loans of 77,050 and 740,050 to the Group with no fixed term as of December 31, 2016 and 2017, respectively. The collection and payment of the loans are disclosed in the combined statements of cash flows.

(2)
Youdaojingwei provided funds to the Group through the consolidated trusts.

(3)
Beijing Zixuan, which runs a P2P platform, refers individual investors as the funding partners to our platform, and processes the cash collection on behalf of the individual investors. Payable to Beijing Zixuan represents amounts collected from the borrowers but have not been transferred to Beijing Zixuan.

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

7. INCOME TAXES

  PRC

        Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

        The current and deferred portion of income tax expenses included in the combined statements of operations, which were all attributable to the Group's PRC entities are as follows:

	Period from the inception date to December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Current tax	—	115,790
Deferred tax	(8,297)	(178,022)

Total	(8,297)	(62,232)

        Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Period from the inception date to December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Loss before provision for income taxes	(30,130)	(228,597)
Statutory tax rate in the PRC	25%	25%
Income tax at statutory tax rate	(7,533)	(57,149)
Non-deductible expenses	3	23
Research and development super-deduction	(767)	(5,106)

Income tax benefit	(8,297)	(62,232)

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

7. INCOME TAXES (Continued)

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and deferred tax liabilities are as follows:

Deferred Tax Assets	December 31, 2016	December 31, 2017
	RMB	RMB
Accrued expenses	2,645	7,611
Advertising expenses	206	61,201
Net operating loss carry forwards	4,004	—
Provision for loan losses	—	3,102
Guarantee liabilities	1,442	114,405

Total	8,297	186,319

        Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2016 and 2017, no allowance has been recorded for the deferred tax assets.

        The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies' income and expenses. A transfer pricing adjustment could result in additional tax liabilities.

        According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

8. STATUTORY RESERVES AND RESTRICTED NET ASSETS

        In accordance with the PRC laws and regulations, the PRC entities of the Group are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The PRC entities of the Group are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

        Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Group. There are no

360 GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("USD"))

8. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

appropriations to these reserves by the PRC entities of the Group for the period from the inception date to December 31, 2016 and the year ended December 31, 2017.

        As a result of PRC laws and regulations and the requirement that distributions by the PRC entities of the Group can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities of the Group are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of the Group. As of December 31, 2016 and December 31, 2017, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB nil and RMB590,000, respectively (including the statutory reserve fund of nil as of December 31, 2016 and 2017).

9. COMMITMENTS AND CONTINGENCIES

(1)   Commitments

  Operating lease as lessee

        The Group leases certain office premises and cloud infrastructure to support its core business system under non-cancelable leases. Rental expenses under operating leases for the period from the inception date to December 31, 2016 and the year ended December 31, 2017 were RMB 1,212 and RMB 5,432, respectively.

        Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB
2018	8,903
2019	6,906
2020	2,709
2021	—
2022 and thereafter	—

(2)   Contingencies

        The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

10. SUBSEQUENT EVENTS

        The Group has evaluated subsequent events through July 27, 2018, which is the date when the combined financial statements were issued.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person's own dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary shares and preferred shares
All beneficial owners of Beijing Qibutianxia	, 2018	16,512,156 class A ordinary shares, 39,820,586 class B ordinary shares, 142,014,426 class C ordinary shares, 10,375,744 Series A preferred shares, and 47,792,100 Series A+ preferred shares	Contribution of most of Beijing Qibutianxia's assets and operation, primarily including its online consumer finance and the online microcredit lending business
Options
Certain directors, officers and employees	May 20, 2018	Options to purchase 24,836,096 class A ordinary shares	Past and future services to us

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits

        See Exhibit Index beginning on page II-5 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

  (b)
  Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

 360 Finance, Inc.

Exhibit Index

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1	*	First Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering
4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2	*	Registrant's Specimen Certificate for Class A Ordinary Shares
4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder
4.4	*	Shareholders Agreement between the Registrant and other parties thereto dated , 2018
5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	*	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)
10.1	*	2018 Share Incentive Plan
10.2	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.3	*	Form of Employment Agreement between the Registrant and its executive officers
10.4	*
English translation of the executed form of Power of Attorney regarding a VIE of the Registrant, between its shareholder and the WFOE of the Registrant as currently in effect, and a schedule of all executed Power of Attorneys adopting the same form in respect of each of the VIEs of the Registrant
10.5	*
English translation of the executed form of Equity Interest Pledge Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed Equity Interest Pledge Agreements adopting the same form in respect of each of the VIEs of the Registrant
10.6	*
English translation of the executed form of Exclusive Consultation and Services Agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Consultation and Services Agreements adopting the same form in respect of each of the VIEs of the Registrant
10.7	*
English translation of the executed form of Exclusive Option Agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed the Exclusive Option Agreements adopting the same form in respect of each of the VIEs of the Registrant

Exhibit Number		Description of Document
10.8	*	English Translation of the Framework Collaboration Agreement among the Registrant, Qihoo 360 and Beijing Qibutianxia, dated July 24, 2018
21.1	*	Subsidiaries of the Registrant
23.1	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3	*	Consent of Commerce & Finance Law Offices (included in Exhibit 99.2)
24.1	*	Powers of Attorney (included on signature page)
99.1	*	Code of Business Conduct and Ethics of the Registrant
99.2	*	Opinion of Commerce & Finance Law Offices regarding certain PRC law matters
99.3	*	Consent of Oliver Wyman

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on                        , 2018.

360 Finance, Inc.
By:
Name:
Title:

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of Jun Xu and Jiang Wu as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of class A ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Hongyi Zhou	Chairman of the Board of Directors	, 2018
Jun Xu	Chief Executive Officer (Principal Executive Officer) and Director	, 2018
Wei Liu	Director	, 2018

Signature	Title	Date

Gang Xiao	Director	, 2018
Jiang Wu	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of 360 Finance, Inc. has signed this registration statement or amendment thereto in New York on                        , 2018.

Authorized U.S. Representative
By:
Name:
Title: